SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549





                               FORM U5S


                             ANNUAL REPORT




                 For the Year Ended December 31, 1996





                         Filed Pursuant to the
              Public Utility Holding Company Act of 1935

                                  by

                          ENTERGY CORPORATION
                           639 Loyola Avenue
                     New Orleans, Louisiana  70113

                           TABLE OF CONTENTS

                                                           PAGE
ITEM                   TITLE                              NUMBER


1         System Companies and Investments Therein
          as of December 31, 1996                           1

2         Acquisitions or Sales of Utility Assets           5

3         Issue, Sale, Pledge, Guarantee or Assumption
          of System Securities                              5

4         Acquisition, Redemption or Retirement of
          System Securities                                 6

5         Investments in Securities of Non-System Companies 8

6         Officers and Directors                           10

7         Contributions and Public Relations               43

8         Service, Sales and Construction Contracts        46

9         Wholesale Generators and Foreign Utility
            Companies                                      49

10        Financial Statements and Exhibits                51

          Signature                                        71

ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996

                                                                                    % of      Issuer         Owner's
                   Name of Company (1)                         Number of Common    Voting      Book           Book
             (and abbreviations used herein)                     Shares Owned      Power       Value          Value
                                                                                                (000s)          (000s)
Entergy Corporation (2,7,8,9,13)

 Entergy Arkansas, Inc.  (Entergy Arkansas) (2,3,4,11)             46,980,196        100      $1,081,914     $1,081,914

  The Arklahoma Corporation (ARKCO) (4)                                   170       47.6      $      210     $      210

 Entergy Gulf  States (Entergy Gulf States) (2,11)                        100        100      $1,592,056     $2,047,481

  Varibus Corporation (Varibus)                                       100,000        100      $   21,366     $   21,366

  Prudential Oil and Gas, Inc. (POG)                                   11,537        100      $    4,576     $    4,576

  Southern Gulf Railway Company (Southern Gulf)                         1,000        100      $      (81)    $      (81)

  GSG&T Inc. (GSG&T)                                                   25,000        100      $   10,048     $   10,048

 Entergy Louisiana , Inc. (Entergy Louisiana ) (2, 3, 11)          165,173,180       100      $1,150,005     $1,150,005

 Entergy Mississippi , Inc. (Entergy Mississippi ) (2, 3, 11)        8,666,357       100      $  424,947     $  424,947

     Jackson Gas Light Company  (5)                                        360       100      $        -     $        -

     Jackson Light and Traction Company  (5)                                75       100      $        -     $        -

     The Light, Heat, and Water Company of Jackson,
       Mississippi (5)                                                      75       100      $        -     $        -

 Entergy New Orleans, Inc.
          (Entergy New Orleans) (2,3,11)                             8,435,900       100      $  143,110     $  143,110

 System Energy Resources, Inc. (System Energy) (2)                     789,350       100      $  861,438     $  861,438

 Entergy Services, Inc. (Entergy Services) (2)                           2,000       100      $       20     $       20

 Entergy Enterprises, Inc. (Entergy Enterprises)                        57,400       100      $   98,448     $   98,448

  Entergy Integrated Solutions, Inc. (EIS)                              13,500       100      $   77,619     $   77,619

  Entergy Operating Services, Inc. (EOS)                                 3,000       100      $    2,835     $    2,835

 Entergy Operations, Inc. (Entergy Operations) (2)                       1,000       100      $    1,000     $    1,000

 Entergy Power, Inc. (EPI or Entergy Power)                             11,000       100      $  103,283     $  103,283

 Entergy S. A. (6)                                                   2,230,000       100      $   13,134     $   13,134

 Entergy Transener S. A. (6)                                         2,212,000       100      $   19,557     $   19,557

  Entergy Power Edesur Holding, Ltd. (6)                                12,000       100      $   61,625     $   61,625

 Entergy Power Development Corporation
  (Entergy Power Development) (6)                                       61,500       100      $  184,187     $  184,187

  Entergy Richmond Power Corporation
           (Entergy Richmond Power) (6)                                  9,000       100      $    4,211     $    4,211

  Entergy Pakistan, Ltd. (6)                                               447       100      $   48,780     $   48,780

  Entergy Power Asia, Ltd. (6)                                           1,002       100      $    1,096     $    1,096

       Entergy Power CBA Holding Ltd. (6)                               12,000       100      $    3,588     $    3,588

  EP Edegel, Inc. (6)                                                    1,000       100      $  105,776     $  105,776

     Entergy  Peru   S. A.  (6)                                          2,300       100      $  179,403     $  179,403

  Entergy do Brasil  LTDA (6)                                        2,100,001       100      $    2,074     $    2,074

        Entergy  Power  Holding  II  Ltd. (6)                              100       100      $       25     $       25

     Entergy  Power  Operations  Pakistan LDC                               10         5      $       53     $       53

  Entergy Power Operations Corporation                                   1,000       100      $      503     $      503

        Entergy  Power  Operations Holdings,  Ltd. (6)                      10       100      $    1,043     $    1,043

     Entergy  Power  Operations  Pakistan LDC (6)                          190        95      $    1,018     $    1,018

  Entergy Power Marketing Corporation (EPMC) (6)                           250       100      $    2,602     $    2,602

  Entergy Power  Development International
     Corporation (6, 9,)                                                   250       100      $  311,854     $  311,854

  EPG  Cayman  Holding  I  (6, 9)                                            1       100      $    2,915     $    2,915

     Entergy Victoria LDC  (6, 9)                                            1         1      $    2,915     $    2,915

           CitiPower Pty Limited (6, 9)                                      4        80      $       (9)    $        -

           CitiPower Trust (6, 9, 10)                                        -         1      $  311,302     $  311,302

     Entergy Victoria  Holdings LDC  (6, 9)                                  1         1      $      302     $      294

           CitiPower Pty Limited (6, 9)                                      1        20      $       (2)    $        -

           CitiPower Trust (6, 9, 10)                                        1         1      $    3,144     $    3,144

  EPG  Cayman  Holding  II  (6, 9)                                           1       100      $  295,121     $  295,121

     Entergy Victoria LDC  (6, 9)                                           99        99      $  292,207     $  292,207

           CitiPower Pty Limited (6, 9)                                      4        80      $       (9)    $        -

           CitiPower Trust (6, 9, 10)                                        -         1      $  311,302     $  311,302

     Entergy Victoria  Holdings LDC  (6, 9)                                  1         1      $    2,720     $    2,720

           CitiPower Pty Limited  (6, 9)                                     1        20      $       (2)    $        -

           CitiPower Trust (6, 9, 10)                                        1         1      $    3,144     $    3,144

  Entergy  Technology  Holding Company  (ETHC)  (12)                        10       100      $   17,360     $   17,360

  Entergy Technology Company  (ETC)  (12)                                   10       100      $       49     $       49

  Sentry Management Corporation  (12)                                   23,500       100      $   41,504     $   41,504

  NSS National Security Service Inc.                                   625,000        13      $    4,345     $    4,345

  280 Security Holdings,  Inc.                                       4,400,882       100      $   28,672     $   28,672

     NSS National Security Service,  Inc.                            3,796,875        87      $   29,080     $   29,080

           Automatic  Detection  Systems,  Inc.                            100       100      $   15,119     $   15,119

           Allied  Alarms,  Inc.                                            67       100      $    3,759     $    3,759



NOTES

(1) Pursuant to the General Instructions to Form U5S, the companies listed in the table, together with System Fuels, Inc. (SFI or System Fuels), are collectively defined herein as "System Companies" and individually as a "System Company".

(2) During 1996, Entergy Corporation, Entergy Services, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, System Fuels, System Energy, and Entergy Operations participated in a joint money pool arrangement whereby those companies with available funds made short-term loans to certain other companies in the Entergy System having short-term borrowing requirements. As of December 31, 1996, Entergy Corporation, Entergy Arkansas, Entergy Gulf States, Entergy New Orleans and System Energy had total investments in the money pool in the amounts of $128,642,221, $38,740,085, $100,351,289,
     $16,495,369   and   $92,289,111,  respectively,   of   which
     $57,986,000,   $17,462,000,  $45,234,000,  $7,435,000,   and
     $41,600,000 were borrowed by System Companies. Entergy Louisiana, Entergy Mississippi, Entergy Services, Entergy Operations, and System Fuels had total (borrowings) in the money pool in the amounts of ($31,066,060), ($50,253,190),
     ($17,052,223),      ($14,907,757)     and     ($56,437,674),
     respectively. The unborrowed balance in the money pool amounted to $206,801,075 as of December 31, 1996, and was invested in high quality commercial paper and certificates of deposit.

(3) The percentage ownership of System Fuels' common stock is held as follows: 35% by Entergy Arkansas, 33% by Entergy Louisiana, 19% by Entergy Mississippi and 13% by Entergy New Orleans. The numbers of common shares owned and the book values to both the issuer and owners are as follows: Entergy Arkansas, 70 shares -$7,000; Entergy Louisiana, 66 shares - $6,600; Entergy Mississippi, 38 shares - $3,800; and Entergy New Orleans, 26 shares - $2,600. Under a loan agreement, System Fuels had borrowings outstanding from its parent companies to finance its fuel supply business. As of December 31, 1996, loans to System Fuels from its parent companies were as follows: AP&L, $10,994,000; LP&L, $14,223,000; MP&L, $5,527,000; and NOPSI, $3,256,000. The
     loans bear interest at rates approximating the prime rate with a maturity date of December 31, 2008.

(4) The Capital Stock of ARKCO is owned in the proportions of 34%, 34% and 32%, respectively, by Entergy Arkansas, Oklahoma Gas and Electric Company and Southwestern Electric Power Company. ARKCO owns an electric transmission line that is leased to these three companies. Information covering ARKCO is included herein pursuant to the instructions for Form U5S. Entergy Arkansas is exempted from holding company status under the Public Utility Holding
     Company Act of 1935 ("Act") (except with regard to section 9(a)(2) of the Act) pursuant to the provisions of Reg. 250.2(a)(2).

(5)  Inactive companies held to preserve franchises.

(6) See Items 5 and 9 and Exhibits H and I for information regarding direct and indirect holdings in Exempt Wholesale
     Generators and Foreign Utility Companies.

(7) Entergy Corporation owns, indirectly through Entergy Power Development Corporation, 100% of the outstanding capital stock of Entergy Mexico, Ltd. and Entergy Power Liberty Ltd.., each of which has qualified for exemption as an EWG pursuant to the Energy Act. However, such companies are minimally capitalized, and none of such companies currently own any facilities used for the generation of electric energy.

(8) At December 31, 1996, Entergy Corporation owned, indirectly through Entergy Power Development International Corporation, 100% of the outstanding capital stock of Entergy Power UK Holding, Ltd. and Entergy Power UK plc, each of which has qualified for exemption as a FUCO pursuant to the Energy Act. Such companies were used to acquire and hold Entergy's investment in London Electricity plc, a regional electric distribution company in the United Kingdom providing service to customers in the greater London area. However, at December 31, 1996, such companies were minimally capitalized and none of such companies owned ,directly or indirectly, any facilities used for the generation, transmission, or distribution of electric energy.

(9) Entergy Corporation owns, indirectly through a series of companies including Entergy Power Development International Corporation, EPG Cayman Holding I, EPG Cayman Holding II, Entergy Victoria LDC, and Entergy Victoria Holdings LDC, 100% of the units issued by CitiPower Trust and 100% of the common shares of CitiPower Pty, Ltd.

(10) CitiPower Trust is a unit trust organized under Australian law in 1996 in connection with Entergy's acquisition of CitiPower Limited. The form of Entergy's indirect equity investment in CitiPower Trust is a Trust Unit.

(11) In April 1996, the legal names of Arkansas Power & Light, Gulf States Utilities, Louisiana Power & Light, Mississippi Power & Light, and New Orleans Public Service Inc. were changed to Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc., respectively.

(12) Entergy Corporation owns, indirectly through a series of companies, including ETHC, 100% of the outstanding capital stock of Sentry Alarms Systems of America, Inc. and Sonitrol Southeast, Inc. These companies are currently inactive and held tp preserve franchises.

(13) During 1996, the following direct and indirect subsidiary companies of Entergy Corporation were dissolved: Entergy Edegel I, Inc., Entergy Yacyreta I., Entergy Argentina S. A., Entergy Argentina S. A., Ltd., Entergy Power Holding I, Ltd., Entergy Crown Vista I, Entergy Crown Vista III, and Entergy Crown Vista IV.



ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS

     Pursuant to Order of the Securities and Exchange Commission dated August 2, 1996 (see Release No. 35-26549) on August 2, 1996, Entergy Power sold a portion of its undivided ownership interest in Unit No. 2 of the Independence Steam Electric Generating Station and certain related assets to City Water & Light Plant of Jonesboro, Arkansas for a total purchase price of $37.8 million..


ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
SECURITIES

      On December 28, 1995, Entergy Power Development International Corporation (EPDIC) entered into a Letter of Credit and Liquidity Agreement with Swiss Bank. Pursuant to such agreement, a letter of credit in the amount of $70,000,000 was issued on January 3, 1996.
The letter of credit expired December 27, 1996. On March 7, 1996, Entergy Corporation executed an Undertaking to Commonwealth Bank of Australia, as facility agent for several lenders to CitiPower Pty, wherein Entergy agreed that if a draw made under the Swiss Bank letter of credit and the US dollar proceeds received from such draw were insufficient to cover certain obligations payable to such lenders in Australian dollars, Entergy would pay the difference, up to
$7,367,000. With the expiration of the letter of credit, however, Entergy Corporation has no further financial obligation in regard to the undertaking.

      On March 26, 1996, Entergy New Orleans issued and sold, pursuant to the exemptive provisions of Rule 52, General and Refunding Mortgage Bonds in the amount of $40,000,000, 8% Series, due March 1, 2006. Reference is made to the Certificate of Notification on Form U-6B-2, dated March 26, 1996, filed by Entergy New Orleans with the Securities and Exchange Commission with respect to this transaction.

      On March 27, 1996, Entergy Arkansas issued and sold, pursuant to the exemptive provisions of Rule 52, First Mortgage Bonds in the amount of $85,000,000, 8.75% Series, due March 1, 2026. Reference is made to the Certificate of Notification on Form U-6B-2, dated April 4, 1996, filed by Entergy Arkansas with the Securities and Exchange Commission with respect to this transaction.

     On September 13, 1996, Entergy Corporation and Entergy Technology Holding Company (ETHC) entered into a credit agreement with the Bank of New York (as agent) in the amount of $100 million. Borrowings made by ETHC are guaranteed by Entergy Corporation. The credit facility expires on September 12, 1999. At December 31, 1996, $20,000,000 of borrowings by Entergy Corporation (evidenced by notes) were outstanding. These transactions are exempt from the Act pursuant to
Section 34 (e)(3) and Rule 52.

      On October 3, 1996, ETHC issued $32,000,000 of 11.2% notes, of which $30,932,000 is guaranteed by Entergy Corporation. The notes mature on October 3, 2006. These transactions are exempt from the Act pursuant to Section 34 (e)(3) and Rule 52.


      On November 21, 1996, ETHC issued $41,000,000 of 9.175% notes. The notes are guaranteed by Entergy Corporation and mature on November 21, 2000. These transactions are exempt from the Act pursuant to
Section 34 (e)(3) and Rule 52.

ITEM 4.   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES



                          Name of Company
     Name of                 Acquiring,                     Calendar Year 1996
     Issuer                  Redeeming                       Number of Shares                             Holding Company Act
  and Security              or Retiring                    of Principal Amount                               Exemption or
     Groups                  Securities              Acquired    Redeemed    Retired    Consideration       Release Number

ENTERGY ARKANSAS
  Long-Term Debt,
   including First
                              ENTERGY
   Mortgage Bonds*            ARKANSAS                      -            -  $114,470,000  $114,507,100      See Exhibit F

                              ENTERGY
  Preferred Stock*            ARKANSAS                      -    2,610,000             -  $ 69,624,000      See Exhibit F

ENTERGY GULF STATES

  Long-Term Debt,
   including First
                              ENTERGY
   Mortgage Bonds*            GULF STATES                   -            -  $245,675,000  $245,841,875      See Exhibit F


                              ENTERGY
  Preferred Stock*            GULF STATES                   -      102,033             -  $ 10,179,375      See Exhibit F

ENTERGY LOUISIANA

  Long-Term Debt,
   including First
                              ENTERGY
   Mortgage Bonds*            LOUISIANA                     -            -  $130,270,000  $130,270,000      See Exhibit F

                              ENTERGY
  Preferred Stock*            LOUISIANA                     -    2,400,370             -  $ 67,823,835      See Exhibit F

ENTERGY MISSISSIPPI

  Long-Term Debt,
   including First
                              ENTERGY
   Mortgage Bonds*            MISSISSIPPI                   -            -   $61,015,000  $ 61,015,000      See Exhibit F

                              ENTERGY
  Preferred Stock*            MISSISSIPPI                   -       97,700             -  $  9,876,200      See Exhibit F

ENTERGY NEW ORLEANS

  Long-Term Debt,
   including First
                              ENTERGY
   Mortgage Bonds*            NEW ORLEANS                   -            -   $53,250,000  $ 53,250,000      See Exhibit F

                              ENTERGY
  Preferred Stock*            NEW ORLEANS                   -            -             -             -      See Exhibit F

SYSTEM ENERGY

  Long-Term Debt,
   including First
                              SYSTEM
   Mortgage Bonds*            ENERGY                        -            -  $410,319,000  $417,800,692      See Exhibit F

ENTERGY ENTERPRISES

                              ENTERGY
Common Stock                  CORPORATION               3,000            -             -  $  3,000,000      35-26322
Paid-in-Capital                                             -            -             -  $ 25,000,000

ENTERGY POWER
DEVELOPMENT CORPORATION

Treasury Stock
                              ENTERGY                       -          600             -   $ 6,000,000
Paid-in-Capital               CORPORATION                   -            -             -   $ 2,300,000      Section 32(g)

ENTERGY PAKISTAN, LTD.

                              ENTERGY POWER
Treasury Stock                DEVELOPMENT                   -           58             -   $        58
Paid-in-Capital               CORPORATION                   -            -             -   $ 5,799,942      Section 32(g)

ENTERGY POWER ASIA, LTD.

                              ENTERGY POWER
                              DEVELOPMENT
Treasury Stock                CORPORATION                   -        4,000             -   $ 4,000,000      Section 32(g)

ENTERGY DO BRASIL LTDA

                              ENTERGY POWER
                              DEVELOPMENT
Common Stock                  CORPORATION           2,100,001            -             -   $ 2,058,000      Section 32(g)

ENTERGY RICHMOND POWER
CORPORATION

                              ENTERGY POWER
                              DEVELOPMENT
Treasury Stock                CORPORATION                   -        4,500             -   $ 4,500,000      Section 32(g)

ENTERGY PERU S. A.

Common Stock                  EP EDEGEL, INC.           2,300            -             -   $     2,300      Section 32(g)

ENTERGY POWER
HOLDING II, LTD.


                              ENTERGY POWER
Common Stock                  DEVELOPMENT                 100            -             -   $       100
Paid-in-Capital               CORPORATION                   -            -             -   $    24,990      Section 32(g)

ENTERGY POWER, INC.

                              ENTERGY
Return of Paid-in-Capital     CORPORATION                   -            -             -  $(75,000,000)

ENTERGY POWER MARKETING
CORPORATION

                              ENTERGY
Common Stock                  CORPORATION                 250            -             -   $ 2,500,000      Section 32(g)

ENTERGY POWER OPERATIONS
CORPORATION

                              ENTERGY
Common Stock                  CORPORATION               1,000            -             -   $        10      35-26322
Paid-in-Capital                                             -            -             -   $   499,990

ENTERGY OPERATING
SERVICES, INC.

                              ENTERGY
Common Stock                  ENTERPRISES, INC.         3,000            -             -   $ 3,000,000

ENTERGY POWER
OPERATION HOLDINGS, LTD.

                              ENTERGY POWER
Common Stock                  OPERATIONS                   10            -             -   $        10
Paid-in-Capital               CORPORATION                   -            -             -   $   499,990      35-26322

ENTERGY POWER OPERATIONS
PAKISTAN, LDC


                              ENTERGY POWER
Common Stock                  OPERATIONS                  190            -             -   $       190
Paid-in-Capital               HOLDINGS, LTD                 -            -             -   $   474,810      Section 32(g)

Common Stock
                              ENTERGY POWER
                              OPERATIONS                   10            -             -   $        10
Paid-in-Capital               HOLDING II, LTD               -            -             -   $    24,990      Section 32(g)

ENTERGY POWER DEVELOPMENT
INTERNATIONAL CORPORATION

                              ENTERGY
Paid-in-Capital               CORPORATION                   -            -             -   $294,369,600     Section 33(c)

EPG CAYMAN HOLDING I


                              ENTERGY POWER
                              INTERNATIONAL
Common Stock                  DEVELOPMENT                   1            -             -   $         1
Paid-in-Capital               CORPORATION                   -            -             -   $ 2,914,552      Section 33(c)

EPG CAYMAN HOLDING II

                              ENTERGY POWER
                              INTERNATIONAL
Common Stock                  DEVELOPMENT                   1            -             -   $         1
Paid-in-Capital               CORPORATION                   -            -             -   $291,455,046     Section 33(c)

ENTERGY VICTORIA
HOLDINGS LDC


                              EPG CAYMAN
Common Stock                  HOLDING II                   99            -             -   $        99      Section 33(c)
Paid-in-Capital                                             -            -             -   $ 2,914,160
                              ENTERGY
Common Stock                  VICTORIA, LDC                 1            -             -   $         1      Section 33(c)
Paid-in-Capital                                             -            -             -   $    29,436

ENTERGY VICTORIA LDC

                              EPG CAYMAN
Common Stock                  HOLDING I                     1            -             -   $         1      Section 33(c)
Paid-in-Capital                                             -            -             -   $ 2,914,552

                              EPG CAYMAN
Common Stock                  HOLDING II                   99            -             -  $         99      Section 33(c)
Paid-in-Capital                                             -            -             -  $288,540,689

CITIPOWER TRUST

                              ENTERGY
Trust Units                   VICTORIA, LDC                 -            -             -  $291,425,805      Section 33(c)

                              ENTERGY VICTORIA
Trust Units                   HOLDINGS, LDC                 -            -             -  $  2,943,795      Section 33(c)

CITIPOWER PTY

                              ENTERGY
Common Stock                  VICTORIA, LDC                 4            -             -  $          4      Section 33(c)

                              ENTERGY VICTORIA
Common Stock                  HOLDINGS, LDC                 1            -             -  $          1      Section 33(c)


* See annexed schedules (Pages 65-69 - Exhibit F) which identify the amount acquired, redeemed or retired for each series or issue.

ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES



(1)        Investments In Persons (Not Exceeding $100,000) Operating
           Within Retail Service Area of Owner

                                                                                                                        Amount of
Name of Owner             Number of Persons and Description                                                             Investment


Entergy Arkansas.         One: a development corporation                                                                   $1,000


Entergy Mississippi       Two: industrial parks                                                                            13,500
                                                                                                                          -------

                                                                Total                                                     $14,500
                                                                                                                          =======


(2)                                                                      Other Investments

                              Name of Issuer and a Description     Security            Number of      % of Voting   Carrying Value
Name of Owner                 of the Issuer's Business             Owned             Shares Owned         Power        to Owner


Entergy Arkansas              Capital Avenue Development           70.063%                  -                 -    $  176,050
                              Company (limited partnership         limited
                              engaged in the business of           partnership
                              constructing, owning,                interest
                              maintaining, operating and
                              leasing a 40-story commercial
                              office building)
                                                                   Common Stock,    1,715,235              7.90             -
                                                                   ($.001 Par)
Entergy Enterprises,          First Pacific Networks Inc.
Inc.                          (A communications company,
                              developing jointly with
                              Entergy, utility applications
                              of patented communication
                              technology)

Entergy S.A.                  Argelec S.A. (Consortium of          10% interest         3,000              9.95         3,009
                              non-affiliated companies
                              which independently acquired
                              a 60% interest in Central
                              Costanera S.A.)

Entergy S.A.                  Central Costanera S.A. (Owner        6% Interest      8,081,160              6.00      10,524,005
                              of a 1,260 MW fossil-fuel
                              steam electric generating
                              facility located in Buenos
                              Aires, Argentina)

Entergy Richmond Power        Richmond Power Enterprises           1% general               -                 -      5,575,690
Corporation                   LP(Limited partnership               partnership
                              engaged in owning and                interest49%
                              operating an independent             limited
                              power plant)                         partnership
                                                                   interest

Entergy Transener S.A.        Citelec S.A. (Consortium of          15% interest    19,800,000             15.00      18,513,581
                              non- affiliated companies
                              which acquired a 65% interest
                              in Transener S.A.'s high
                              voltage transmission system)

Entergy Power Edesur          Distrelec S.A. - Edesur              10% interest     9,911,200             10.00      58,211,143
Holding, Ltd.                 Debt(Consortium of non-
                              affiliated companies which
                              acquired a 51% interest in
                              Edesur S.A.'s distribution
                              system for the southern half
                              of the city of Buenos Aires,
                              Argentina)


Entergy Pakistan, Ltd.        Hub Power Company, Ltd.              7.5% interest   86,405,411              7.50      37,622,038
                              (Owner of a 4 unit, 1,292 MW
                              oil- fired steam electric
                              generating facility located
                              near Karachi, Pakistan at the
                              mouth of the Hub River)

Entergy Power CBA             Central Termoelectric Buenos         7.8% interest    3,301,378               7.8       3,673,508
Holding Ltd.                  Aires, S.A. (Owner of 220 MW
                              combined cycle gas turbine
                              located at the Central
                              Costanera Power Plant in
                              Buenos Aires, Argentina)

Entergy Peru S.A.             Generandes Peru (Consortium          34.7%            Not                   50.01     167,649,597
                              of nonaffiliated companies           interest         available
                              which acquired a 60% interest
                              in Edegel S.A. owner of 5
                              hydro electric generating
                              stations (totaling 539 MW)
                              and one thermal generation
                              station (154 MW) serving
                              Lima, Peru)

                                                                                                                   ------------
                              Total                                                                                $301,948,621
                                                                                                                   ============

ITEM 6.   OFFICERS AND DIRECTORS

ITEM 6.  Part I - Names, Addresses, and Positions Held

     ETR        =       Entergy Corporation
     EAI        =       Entergy Arkansas, Inc.
     EGSI       =       Entergy Gulf States, Inc.
     ELI        =       Entergy Louisiana, Inc.
     EMI        =       Entergy Mississippi, Inc.
     ENOI       =       Entergy New Orleans, Inc.
     ESI        =       Entergy Services, Inc.
     SERI       =       System Energy Resources, Inc




As of December 31, 1996                ETR      EAI     EGSI     ELI     EMI     ENOI    ESI   SERI
 Cecil L. Alexander                             VP
   P. O. Box 551
   Little Rock,  AR 72203
 Kay Kelley Arnold                                                                       VP
   P. O. Box 8082
   Little Rock,  AR 72203
 Michael B. Bemis                      EVP      EVP     EVP      EVP     EVP     EVP     EVP
   P. O. Box 8082                               D       D        D       D               D
   Little Rock,  AR  72203
 W. Frank Blount                       D
   Telstra Cpmmimocation Corp.
   Level 15, Telstra House
   231 Elizabeth St.
   Sydney, NSW 2000 Australia
 Joseph L. Blount                                                                              S
   1340 Echelon Parkway
   Jackson, MS  39213
 John A. Brayman                       EVP
   Three Financial Centre
   900 South Shackleford
   Suite 210
   Little Rock,  AR  72211
 S.M. Henry  Brown                     VP                                                VP
   1776 I St., NW
   Suite 275
   Washington,  D.C.  20006
 James D. Bruno                                                  VP              VP      VP
   4809 Jefferson Hwy.
   Jefferson,  LA  70121
 Louis E. Buck                         VP       VP      VP       VP      VP      VP      VP    VP
   639 Loyola Ave.                     CAO      CAO     CAO      CAO     CAO     CAO     CAO   CAO
   New Orleans,  LA  70113
 Amery J. Champagne                                                                      VP
   P. O. Box 2951
   Beaumont,  TX  77704
 C. Gary Clary                                                                           VP
   639 Loyola Ave.
   New Orleans,  LA  70113
 William E. Colston                                     VP       VP                      VP
   446 North Blvd.
   Baton Rouge,  LA  70802
 John A. Cooper                        D
   1801 Forest Hills Blvd.
   Bella Vista,  AR  72714-2399
 John J. Cordaro                                        P        P
   639 Loyola Ave.                                      D        D
   New Orleans,  LA  70113
 Bill F. Cossar                                                          VP
   P.O. Box 1640
   Jackson, MS  39215-1640
 S. G.  Cunningham                                      VP       VP
   639 Loyola Ave.
   New Orleans, LA  70113
 Johnny  D. Ervin                                                                        VP
   P.O. Box 1640
   Jackson, MS  39215-1640
 Lucie J. Fjeldstad                    D
   3303 SW Sherwood Place
   Portland,  OR  97201
 Kent R. Foster                                                                          VP
   P.O. Box 8082
   Little Rock,  AR  72203
 Norman C. Francis                     D
   7325 Palmetto Street
   New Orleans,  LA  70125
 Frank F. Gallaher                     EVP      EVP     EVP      EVP     EVP     EVP     EVP
   350 Pine St.                                         D                                D
   Beaumont,  TX  77701
 William  D. Hamilton                                                                    VP
   P. O. Box 8082
   Little Rock,  AR  72203
 David  C. Harlan                                                                        VP
   639 Loyola Avenue
   New Orleans, LA  70113
 Jack Harrington                                                                         VP
   639 Loyola Avenue
   New Orleans,  LA  70113
 Donald C. Hintz                       EVP      EVP     EVP      EVP     D               EVP   CEO
   1340 Echelon Parkway                CNO      D       D        D                       D     P
   Jackson,  MS 39213                                                                          D
 Jerry D. Jackson                      EVP      EVP     EVP      EVP     EVP     EVP     EVP
   639 Loyola Ave.                              D       D        D       D       D       D
   New Orleans, LA 70113
 Karen  Johnson                                         P
   919 Congress Ave.                                    D
   Suite 740
   Austin,  TX  78701
 R. Drake  Keith                                P
   P. O. Box 551                                D
   Little Rock,  AR  72203
 Charles L. Kelly                      VP                                                VP
   639 Loyola Ave.
   New Orleans,  LA  70113
 J. F.  Kenney                                                                           VP
   425 W. Capitol
   Little Rock,  AR  72203
 Steven R. Kirkeby                                                                       VP
   P. O. Box 8082
   Little Rock,  AR  72203
 Richard J. Landy                      SVP      SVP     SVP      SVP     SVP     SVP     SVP
   639 Loyola Ave.                     CAdO     CAdO    CAdO     CAdO    CAdO    CAdO    CAdO
   New Orleans,  LA  70113
 Peter H. Lemdrum                                                                        VP
   425 W. Capitol Ave.
   P. O. Box 551
   Little Rock,  AR  72203
 Robert v.d. Luft                      D
   DuPont
   17235  Brandywine
   Wilmington,  DE  9898
 Edwin Lupberger                       COB      COB     COB      COB     COB     COB     COB   COB
   639 Loyola St.                      CEO      CEO     CEO      CEO     CEO     CEO     CEO   D
   New Orleans,  LA  70113             P        D       P        D       D       D       P
                                       D                D                                D
 John  R. Marshall                                                                       VP
   P.O. Box 551
   Little Rock,  AR  72203
 Jerry L. Maulden                      VC       VC      VC       VC      VC      VC      VC    D
   P.O. Box 551                                 D       D        D       D       D       D
   Little Rock,  AR  72203                      COO     COO      COO     COO     COO
 J. Parker McCollough                                   VP
   919 Congress, #740
   Austin,  TX 78701
 Gerald D. McInvale                    EVP      EVP     EVP      EVP     EVP     EVP     EVP   EVP
   639 Loyola Ave.                     CFO      D       D        D       D       D       D     D
   New Orleans, LA  70113                       CFO     CFO      CFO     CFO     CFO     CFO   CFO
 Kinnaird R. McKee                     D
   214 S. Morris St.
   Oxford, MD  21654
 Donald E. Meiners                                               P
   308 East Pearl Street                                         D
   Jackson,  MS 39201
 James E. Moss                                                                           VP
   639 Loyola Ave.
   New Orleans, LA  70113
 Paul W. Murrill                       D
   206 Sunset Blvd.
   Baton Rouge,  LA 70808
 James R. Nichols                      D
   50 Congress
   Suite 832
   Boston, MA 2109
 Michael R. Niggli                              SVP     SVP      SVP     SVP     SVP     SVP
   P.O. Box 61000
   New Orleans,  LA  70161
 Terry L. Ogletree                     EVP
   Three Financial Centre
   900 South Shackleford
   Suite 210
   Little Rock,  AR 72211
 Eugene H. Owen                        D
   8755 Goodwood Blvd.
   Baton Rouge, LA  70806
 Daniel F. Packer                                                                P
   639 Loyola Ave.                                                               D
   New Orleans,  LA  70113
 John N. Palmer                        D
   P.O. Box 2469
   Jackson,  MS  39225-2469
 Ronald E. Phillips                                                                      VP
   P. O. Box 61000
   New Orleans,  LA   70161
 James S. Pilgrim                               VP
   900 South Louisiana
   Little Rock,  AR  72201
 Robert D. Pugh                        D
   P.O. Box 159
   Portland,  AR  71663
 William J. Regan                      VP       VP      VP       VP      VP      VP      VP    VP
   P. O. Box 61000                     T        T       T        T       T       T       T     T
   New Orleans,  LA  70161
 Jim  Rider                                                                              VP
   P. O. Box 61000
   New Orleans,  LA  70161
 Cathy S. Roche                                                                          VP
   639 Loyola Ave.
   New Orleans,  LA   70113
 H. Duke Shackelford                   D
   P.O. Box 168
   Bonita,  LA  71223
 Wm. Clifford  Smith                   D
   P.O. Box 2266
   Houma,  LA 70361
 Bismark A. Steinhagen                 D
   Steinhagen Oil Company
   P. O. Box 20037
   Beaumont, TX  77720-0037
 Michael G. Thompson                   SVP      SVP     SVP      SVP     SVP     SVP     SVP
   639 Loyola Ave.                     S        S       S        S       S       S       S
   New Orleans,  LA  70113             GC       GC      GC       GC      GC      GC      GC
 Andrew M. Vesey                                                                         VP
   639 Loyola Ave.
   New Orleans,  LA  70113
 C. Hiram Walters                               VP              VP                       VP
   2901 Cypress Stree
   P. O. Box 35803
   West Monroe,  LA  71294
 John H. Zemanek                                                                         VP
   639 Loyola Ave.
   New Orleans,  LA  70113


COB     = Chairman of the Board        CAO     = Chief Accounting Officer
VC      = Vice Chairman                CAdO    = Chief Administrative Officer
CEO     = Chief Executive Officer      CFO     = Chief Financial Officer
P       = President                    COO     = Chief Operating Officer
SVP     = Senior Vice President        CNO     = Chief Nuclear Officer
EVP     = Executive Vice President     T       = Treasurer
VP      = Vice President               S       = Secretary
D       = Director                     GC      = General Councel

EOI             = Entergy Operations, Inc.
EPI             = Entergy Power, Inc.
SFI             = System Fuels, Inc.
VARI            = Varibus Corporation
POGI            = Prudential Oil and Gas, Inc.
SGRC            = Southern Gulf Railway Company
GSG&T           = GSG&T Inc.
ETHC            = Entergy Technology Holding Company


As of December 31, 1996                EOI     EPI     SFI      VARI    POGI     SGRC   GSG&T  ETHC
 Michael B. Bemis                                      D        D       D        D      D
   P. O. Box 8082
   Little Rock,  AR 72203
 Joseph L. Blount                      S
   1340 Echelon Parkway
   Jackson, MS 39213
 John A. Brayman                                                                               COB
   Three Financial Centre                                                                      CEO
   900 South Shackleford                                                                       P
   Suite 210                                                                                   D
   Little Rock,  AR 72211
 Louis E. Buck                         VP
   639 Loyola Ave.                     CAO
   New Orleans, LA 70113
 Amery J Champagne                                     CEO      CEO     CEO      CEO    CEO
   P. O. Box 2951                                      P        P       P        P      P
   Beaumont, TX  77704                                 D        D       D        D      D
 Robert J. Cushman                             VP
   Three Financial Centre
   900 South Shackleford
   Suite 210
   Little Rock,  AR 72211
 J. G.  Dewease                        VP
   1340 Echelon Parkway
   Jackson,  MS  39213
 Kent R. Foster                                        D        D       D        D      D
   P.O. Box 8082
   Little Rock,  AR 72203
 Frank F. Gallaher                                     COB      COB     COB      COB    COB
   350 Pine St.                                        D        D       D        D      D
   Beaumont, TX  77701
 Donald C. Hintz                       CEO             D        D       D        D      D
   1340 Echelon Parkway                P
   Jackson,  MS 39213                  D
 Joseph J. Hagan                       VP
   P. O. Box 756
   Port Gibson,  MS  39150
 C. Randy Hutchinson                   VP
   P. O. Box 756
   Port Gibson,  MS  39150
 Richard J. Landy                      SVP
   639 Loyola Ave.                     CAdO
   New Orleans,  LA 70113
 Edwin Lupberger                       COB     CEO
   639 Loyola St.                      D
   New Orleans,  LA 70113
 Jerry L. Maulden                      D
   P.O. Box 551
   Little Rock, AR 72203
 John R. McGaha                        VP
   P. O. Box 220
   St. Francisville,  LA  70775
 Gerald D. McInvale                    EVP     SVP     EVP      EVP     EVP      EVP    EVP    EVP
   639 Loyola Ave.                     D       T       D        D       D        D      D      D
   New Orleans, LA 70113               CFO     D       CFO      CFO     CFO      CFO    CFO    CFO
 Terry L. Ogletree                             P
   Three Financial Centre                      D
   900 South Shacklford                        COO
   Suite 210
   Little Rock,  AR 72211
 Stephen Refsell                                                                               VP
   Three Financial Centre                                                                      GC
   900 South Shackleford
   Suite 210
   Little Rock,  AR 72211
 William J. Regan                      VP              VP       VP      VP       VP     VP     VP
   P. O. Box 61000                     T               T        T       T        T      T      T
   New Orleans,  LA 70161
 Christopher T. Screen                                 S        S       S        S      S
   639 Loyola Ave.
   New Orleans,  LA  70113
 Michael B. Sellman                    VP
   P. O. Box B
   Killona,  LA  70066
 Michael G. Thompson                           SVP                                             SVP
   639 Loyola Ave.                             S                                               S
   New Orleans,  LA 70113                      D                                               D
 F. W.  Titus                          VP
   1340 Echelon Pkwy
   Jackson,  MS  39213
 Jerry W. Yelverton                    EVP
   1340 Echelon Parkway                COO
   Jackson, MS  39213

COB       = Chairman of the Board     CAO        = Chief Accounting Officer
CEO       = Chief Executive Officer   CAdO       = Chief Administrative Officer
P         = President                 CFO        = Chief Financial Officer
SVP       = Senior Vice President     COO        = Chief Operating Officer
EVP       = Executive Vice President  GC         = General Councel
VP        = Vice President
T         = Treasurer
S         = Secretary
D         = Director

EEI         = Entergy Enterprises, Inc.
ESA         = Entergy S.A.
EPD         = Entergy Power Deveopment Corporation
EPEHL       = Entergy Power Edesur Holding, Ltd.
EPOC        = Entergy Power Operations Corporation
ETSA        = Entergy Transener S.A
EPDI        = Entergy Power Development International Corporation
EPM         = Entergy Power Marketing Corporation

As of December 31, 1996                EEI      ESA     EPD      EPEHL   EPOC     ETSA    EPDI   EPM
 Michael B. Bemis                      EVP
   P. O. Box 8082                      D
   Little Rock,  AR 72203
 John A. Brayman                       EVP
   Three Financial Centre              D
   900 South Shacklford
   Suite 210
   Little Rock,  AR 72211
 Charles J. Brown                      VP               VP                                VP
   2 George Yard
   Lombard Street
   London EC3V9DH
 David W. Carter                       VP
   3809 Beryl Road
   Raleigh, NC  27607
 Graham Collis                                                   D
   Clarendon House, Church St. West
   Hamilton, Bermuda
 David Cooke                                                     D
   Clarendon House, Church St. West
   Hamilton, Bermuda
 Robert J. Cushman                     VP               VP       VP      VP               VP     VP
   Three Financial Centre
   900 South Shackleford
   Suite 210
   Little Rock,  AR 72211
 Lawrence S. Folks                     VP               VP                                VP
   18401 Von Karman Ave.
   Suite 330
   Irvine,  CA  92715
 Frank F. Gallaher                     D
   350 Pine St.
   Beaumont, TX  77701
 Jerry D. Jackson                      D
   639 Loyola Ave.
   New Orleans, LA 70113
 R. A. Keegan                          VP               VP       VP                       VP
   Three Financial Centre
   900 South Shackleford
   Suite 210
   Little Rock,  AR 72211
 Richard J. Landy                      D
   639 Loyola Ave.
   New Orleans,  LA 70113
 John J. Ludwig                        VP               VP               VP               VP
   Three Financial Centre
   900 South Shackleford
   Suite 210
   Little Rock,  AR 72211
 Edwin Lupberger                       COB              CEO      CEO     CEO              CEO    CEO
   639 Loyola St.                      P
   New Orleans,  LA 70113              D
 Gerald D. McInvale                    EVP              SVP      SVP     EVP              EVP    EVP
   639 Loyola Ave.                     D                T        T       D                D      D
   New Orleans, LA 70113               CFO              D        D       CFO              CFO    CFO
 Eduardo Montes De Oca                          D                                 D
   Alsina 495 14 Floor
   1087 Buenos Aires
   Argentina
 Frederick Nugent                                                VP                       VP
   Three Financial Centre
   900 South Shackleford
   Suite 210
   Little Rock,  AR 72211
 Kenneth W. Oberg                      VP               VP                                VP
   37/F LIPPO Tower, Suite 08-11
   LIPPO Centre
   89 Queensway Central
   Hong Kong
 Terry L. Ogletree                     EVP      VP      P        P       P        P       P      P
   Three Financial Centre              D        D       D        D       D        D       D      D
   900 South Shackleford                        P       COO
   Suite 210
   Little Rock,  AR 72211
 Claudio  Onetto                                T                                 T
   Alsina 495 14 Floor                          S                                 S
   1087 Buenos Aires                            D                                 D
   Argentina
 William J. Regan                      VP                                VP               VP     VP
   P. O. Box 61000                     T                                 T                T      T
   New Orleans,  LA 70161
 Maximo J. Salvat                                                                 AD
   Alsina 495 14 Floor
   1087 Buenos Aires
   Argentina
 Michael G. Thompson                   SVP              SVP      SVP     SVP              SVP    SVP
   639 Loyola Ave.                     S                S        S       S                S      S
   New Orleans,  LA 70113                               D        D       D                D      D
 Alberto V. Truilzi                             D                                 VP
   Alsina 495 14 Floor                                                            D
   1087 Buenos Aires
   Argentina

COB =      Chairman of the Board                   T  =    Treasurer
CEO =      Chief Executive Officer                 S  =    Secretary
COO =      Chief Operating Officer                 D  =    Director
P   =      President                               GC =   General Counsel
SVP =      Senior Vice President                   AD =   Alternate Director
EVP =      Executive Vice President
VP  =       Vice President

ITEM 6. Part II - Financial Connections



                                                   As of December 31, 1996

                                      Name and Location               Position      Applicable
       Name of Officer                        of                 Held in Financial  Exemption
         or Director                Financial Institution           Institution       Rule
             (1)                             (2)                        (3)            (4)

Cecil L. Alexander            Mercantile Bank of Heber Springs,       Director       70(f)
                              NA
                              Heber Springs, AR

Michael B. Bemis              Deposit Guaranty Corporation            Director       70(c), (d), (e), (f)
                              Jackson, MS

                              Deposit Guaranty National Bank          Director       70(c), (d), (e), (f)
                              Jackson, MS

W. Frank Blount               First Union National Bank               Director       70(b)
                              Atlanta, Georgia

John A. Cooper                First National Bank of Sharp            Hononary       70(a)
                              County                                  Director and
                              Ash Flat, AR                            Shareholder*

Norman  C. Francis            First National Bank of Commerce         Director       70(a)
                              New Orleans, LA

                              Liberty Financial                       Chairman of    70(a)
                              Services/Liberty Bank                   the Board and
                              New Orleans, LA                         Director

                              The Equitable Life Assurance            Director       70(b)
                              Society
                              New York, NY

Edwin  Lupberger              First National Bank of Commerce         Director       70(a), (c), (d), (e),
                              New Orleans, LA                                        (f)

                              First Commerce Corporation              Director       70(a), (c), (d), (e),
                              New Orleans, LA                                        (f)

Donald E. Meiners             Trustmark Corporation                   Director       70(c), (f)
                              Jackson, MS

                              Trustmark National Bank                 Director       70(c), (f)
                              Jackson, MS

Eugene H. Owen                Bank One, Louisiana, Inc.               Director       70(a)
                              Baton Rouge, LA

                              Bank One, LA, NA                        Director       70(a)
                              Baton Rouge, LA

John N. Palmer                Deposit Guaranty National Bank          Director       70(a)
                              Jackson, MS

Robert D. Pugh                Portland Bankshares, Inc.               Director       70(a)
                              Portland, AR.                           and
                                                                      Stockholder*



                              Portland Bank                           Director       70(a)
                              Portland , AR.

H. Duke Shackelford           Hibernia National Bank                  Director       70(a)
                              New Orleans, LA


* Holds, with power to vote, five percent or more of the outstanding voting securities.


Item 6. Part III (a) - Executive Compensation


                           Summary Compensation Table

      The following table includes the Chief Executive Officers, as well as each of the four other most highly compensated executive officers in office as of December 31, 1996 at Entergy Corporation, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., System Energy Resources, Inc., Entergy
Services, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Enterprises, Inc., Entergy Power, Inc., Entergy Power Development Corporation, Entergy S.A., Entergy Transener S.A., Varibus Corporation, Prudential Oil & Gas, Inc., Southern Gulf Railway Company, GSG&T, Inc., Entergy Power Development International Corporation, Entergy Power Operations Corporation, Entergy Power Marketing Corporation, Entergy Technology Holding Company, and Entergy Power Edesur Holding, Ltd., (collectively, the "Named Executive Officers"). This determination was based on total annual base salary and bonuses from all Entergy sources earned during the year 1996. See
Item 6. Part I "Names, Addresses, and Positions Held", above for information on the principal positions of the Named Executive Officers in the table below.

      As shown in Item 6. Part I, most Named Executive Officers are employed by several Entergy companies. Because it would be impracticable to allocate such officers' salaries among the various companies, the table below includes aggregate compensation paid by all Entergy companies.

                                                                               Long-Term Compensation
                                        Annual Compensation                   Awards           Payouts

                                                            (b)
                                                           Other    Restricted   Securities     (c)          (d)
                                                (a)        Annual     Stock      Underlying     LTIP      All Other
         Name            Year    Salary        Bonus    Compensation  Awards      Options      Payouts   Compensation


Michael B. Bemis         1996    $ 297,115    $168,125    $ 43,884     (e)     5,000 shares   $      0    $12,813
                         1995      290,000     216,909      22,844     (e)    27,500           294,282     12,063
                         1994      288,846      76,923      32,940     (e)     2,500            28,275      8,596

John Brayman*            1996    $ 230,853    $111,425    $ 42,361     (e)     5,000 shares   $      0    $ 9,955
                         1995      122,885      87,696      64,129     (e)         0                 0     53,495
                         1994            0           0           0     (e)         0                 0          0

Louis E. Buck, Jr.       1996    $ 153,558    $ 66,187    $ 26,132     (e)         0 shares   $      0    $20,683
                         1995       49,039      21,280       9,151     (e)         0                 0      7,529
                         1994            0           0           0     (e)         0                 0          0

Amery J. Champagne**     1996    $ 149,904    $ 54,498    $ 17,936     (e)         0 shares   $      0    $ 6,671
                         1995      146,046      74,704      23,150     (e)         0                 0      4,381
                         1994      136,669      41,699       3,952     (e)         0                 0          0

Robert J. Cushman        1996    $ 176,000    $ 88,000    $ 17,228     (e)         0 shares   $      0    $ 6,780
                         1995      176,000      75,000       6,486     (e)         0                 0      5,280
                         1994      171,693      11,401       8,370     (e)         0                 0      4,412

Frank F. Gallaher        1996    $ 276,538    $130,150    $ 35,641     (e)     5,000 shares   $      0    $10,321
                         1995      240,000     198,360      61,360     (e)    27,500           324,398      7,638
                         1994      219,781     106,151      63,526     (e)     2,500            46,908     59,324

Donald C. Hintz***       1996    $ 343,269    $231,299    $ 12,516     (e)     5,000 shares   $      0    $14,197
                         1995      325,000     265,049      13,394     (e)    30,000           409,414      9,750
                         1994      320,769     142,749      52,389     (e)     5,000            48,379      9,710

Jerry D. Jackson         1996    $ 332,115    $209,489    $ 37,928     (e)     5,000 shares   $      0    $13,862
                         1995      325,000     256,838      43,054     (e)    30,000           422,438      9,750
                         1994      323,711     106,155      29,598     (e)     5,000            56,550      9,634

Richard J. Landy         1996    $ 236,481    $147,240    $ 38,718     (e)     5,000 shares   $      0    $10,665
                         1995      200,535     147,429      33,935     (e)    27,500           200,750      6,016
                         1994      179,041      48,657      11,327     (e)     2,500            21,460      5,314

Edwin Lupberger****      1996    $ 735,577    $448,794    $123,601     (e)    10,000 shares   $      0    $23,567
                         1995      700,000     568,400      89,163     (e)    60,000           781,337     21,000
                         1994      681,539     218,789      93,816     (e)    10,000           139,525     20,446

Jerry L. Maulden         1996    $ 435,000    $260,301    $ 27,056     (e)     5,000 shares   $      0    $14,550
                         1995      435,000     353,220      26,248     (e)    30,000           422,438     13,050
                         1994      426,134     135,962      63,994     (e)     5,000            56,550     12,859

Gerald D. McInvale       1996    $ 271,730    $179,576    $ 13,995     (e)     5,000 shares   $      0    $12,051
                         1995      255,481     186,739      12,525     (e)    27,500           294,282      7,664
                         1994      244,165      66,227      14,146     (e)     2,500            28,275      7,275

Terry L. Ogletree        1996    $ 255,673    $187,200    $ 79,774     (e)     5,000 shares   $      0    $19,177
                         1995      245,000     117,233      20,717     (e)    25,000                 0      7,350
                         1994      244,231      32,689      15,865     (e)         0                 0      7,327

William J. Regan, Jr.    1996    $ 190,000    $ 81,132    $ 20,684     (e)         0 shares   $      0    $ 8,852
                         1995      120,577      54,727      21,141     (e)     2,000                 0      7,821
                         1994            0           0           0     (e)         0                 0          0

Michael Thompson         1996    $ 245,960    $132,620    $ 20,640     (e)     5,000 shares   $      0    $11,278
                         1995      236,546     163,612      57,600     (e)     2,500           211,219      7,096
                         1994      229,378      62,172      21,287     (e)     2,500            28,275      6,844

Jerry W. Yelverton       1996    $ 223,090    $122,125    $ 14,809     (e)     2,500 shares   $      0    $25,622
                         1995      159,529      74,401       5,490     (e)         0                 0      4,786
                         1994      147,338      67,150       6,310     (e)         0                 0      4,599


*    Chief Executive Officer of Entergy Technology Holding Company.

** Chief Executive Officer of System Fuels, Inc., Varibus Corporation, Prudential Oil & Gas, Inc., Southern Gulf Railway Company, and GSG&T.

*** Chief Executive Officer of System Energy Resources, Inc. and Entergy Operations, Inc

**** Chief  Executive Officer of Entergy Corporation, Entergy Arkansas, Inc.,
     Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., Entergy Services, Inc., Entergy Power, Inc.; Entergy Power Development Corporation; Entergy Power Development International Corporation, Entergy Power Operations Corporation, Entergy Power Marketing Corporation, and Entergy Power Edesur Holding, Ltd.

(a)  Includes bonuses earned pursuant to the Annual Incentive Plan.

(b) Amounts used in the calculation of perquisites were previously reported in the column titled "All Other Compensation".

(c) Amounts include the value of restricted shares that vested in 1996, 1995, and 1994 (see note (e) below) under Entergy's Equity Ownership Plan.

(d)  Includes the following:


          (1)    1996   benefit  accruals  under  the  Defined   Contribution
          Restoration Plan as follows: Mr. Bemis, $4,414; Mr. Brayman, $2,262; Mr. Cushman, $780; Mr. Gallaher, $3,796; Mr. Hintz, $5,798;
          Mr.  Jackson,  $5,463; Mr. Landy, $2,594;  Mr. Lupberger,  $17,567;
          Mr. Maulden, $8,550; Mr. McInvale, $3,652; Mr. Ogletree, $2,870; Mr. Regan, $1,200; Mr. Thompson, $2,879; Mr. Yelverton, $2,193.

          (2) 1996 employer contributions to the System Savings Plan as follows: Mr. Bemis, $4,500; Mr. Brayman, $4,500; Mr. Buck, $1,431; Mr. Champagne, $4,497; Mr. Cushman, $4,500; Mr. Gallaher, $4,500; Mr. Hintz, $4,500; Mr. Jackson, $4,500; Mr. Landy, $4,500; Mr.
          Lupberger, $4,500; Mr. Maulden, $4,500; Mr. McInvale, $4,500; Mr. Ogletree, $4,500; Mr. Regan, $4,500; Mr. Thompson, $4,500; Mr. Yelverton, $4,500.

          (3) 1996 employer contributions to the Employee Stock Ownership Plan as of December 31, 1996 are as follows: Mr. Bemis, $3,899; Mr. Champagne, $2,174; Mr. Cushman, $1,500; Mr. Gallaher, $1,500; Mr. Hintz, $3,899; Mr. Jackson, $3,899; Mr. Landy, $3,571; Mr.
          Lupberger, $1,500; Mr. Maulden, $1,500; Mr. McInvale, $3,899; Mr. Ogletree, $1,500; Mr. Thompson, $3,899; Mr. Yelverton, $3,153.

          (4) 1996 reimbursements for moving expenses are as follows: Mr. Brayman, $3,193; Mr. Buck, $19,252; Mr. Gallaher, $525; Mr.
          Ogletree, $10,307; Mr. Regan, $3,152; Mr. Yelverton, $15,776.


(e) Restricted stock awarded under the Equity Ownership Plan will vest at the end of a three year period subject to the attainment of approved performance goals. Restricted stock awards in 1996 are reported under the "Long-Term Incentive Plan Awards" table, and reference is made to this table for information on the aggregate number of restricted shares awarded during 1996 and the vesting schedule for such shares. Accumulated dividends are paid on restricted stock when vested. The value of stock for which restrictions were lifted in 1996, 1995, and 1994, and the applicable portion of accumulated cash dividends, are reported in the LTIP Payouts column in the above table.

                              Option Grants in 1996


      The following table summarizes option grants during 1996 to the Named Executive Officers. The absence, in the table below, of any Named Executive Officer indicates that no options were granted to such officer.




                                 Individual Grants                  Potential Realizable
                                    % of Total                             Value
                       Number of    Options                          at Assumed Annual
                       Securities   Granted  Exercise                  Rates of Stock
                       Underlying      to     Price                  Price Appreciation
                       Options     Employees  (per      Expiration   for Option Term(b)
Name                   Granted        in      share)       Date         5%          10%
                         (a)         1996     (a)

Michael B. Bemis        5,000       6.1%     $29.375     1/25/06     $ 92,369     $234,081

John Brayman            5,000       6.1%      29.375     1/25/06       92,369      234,081

Frank F. Gallaher       5,000       6.1%      29.375     1/25/06       92,369      234,081

Donald C. Hintz         5,000       6.1%      29.375     1/25/06       92,369      234,081

Jerry D. Jackson        5,000       6.1%      29.375     1/25/06       92,369      234,081

Richard J. Landy        5,000       6.1%      29.375     1/25/06       92,369      234,081

Edwin Lupberger        10,000      12.1%      29.375     1/25/06      184,738      468,162

Jerry L. Maulden        5,000       6.1%      29.375     1/25/06       92,369      234,081

Gerald D. McInvale      5,000       6.1%      29.375     1/25/06       92,369      234,081

Terry L. Ogletree       5,000       6.1%      29.375     1/25/06       92,369      234,081

Michael Thompson        5,000       6.1%      29.375     1/25/06       92,369      234,081

Jerry W. Yelverton      2,500       3.0%      29.375     1/25/06       46,184      117,040


(a) Options were granted on January 25, 1996, pursuant to the Equity Ownership Plan. All options granted on this date have an exercise price equal to the closing price of Entergy Corporation common stock on the New York Stock Exchange Composite Transactions on January 25, 1996. These options became exercisable on July 25, 1996.

(b) Calculation based on the market price of the underlying securities assuming the market price increases over a ten-year option period and assuming annual compounding. The column presents estimates of potential values based on simple mathematical assumptions. The actual value, if any, an Named Executive Officer may realize is dependent upon the market price on the date of option exercise.



     Aggregated Option Exercises in 1996 and December 31, 1996 Option Values

      The following table summarizes the number and value of all unexercised options held by the Named Executive Officers. In 1996, no options were exercised by any Named Executive Officer.

                        Number of Securities         Value of Unexercised
                        Underlying Unexercised       In-the-Money Options
                              Options                       as of
                        as of December 31, 1996      December 31, 1996 (a)
          Name        Exercisable    Unexercisabe   Exercisable   Unexercisable


 Michael B. Bemis       15,000         25,000         $10,625      $168,750
 John Brayman            5,000              0               0             0
 Amery J. Champagne          0          2,000               0        13,500
 Frank F. Gallaher      12,500         25,000          10,625       168,750
 Donald C. Hintz        22,500         25,000          21,250       168,750
 Jerry D. Jackson       19,411         25,000               0       168,750
 Richard J. Landy       10,000         25,000               0       168,750
 Edwin Lupberger        48,824         50,000          42,500       337,500
 Jerry L. Maulden       25,000         25,000          21,250       168,750
 Gerald D. McInvale     15,000         25,000          10,625       168,750
 Terry L. Ogletree       5,000         25,000               0       168,750
 William J. Regan, Jr.       0          2,000               0        13,500
 Michael Thompson       12,500              0          10,625             0
 Jerry W. Yelverton      2,500              0               0             0

(a) Based on the difference between the closing price of the Corporation's Common Stock on the New York Stock Exchange Composite Transactions on December 31, 1996, and the option exercise price.


                     Long-Term Incentive Plan Awards in 1996

  The following Table summarizes awards of restricted shares of Entergy Corporation common stock granted under the Equity Ownership Plan in 1996 to the Named Executive Officers.





                                                                 Estimated Future Payouts Under
                                                                 Non-Stock Price-Based Plans(a)(b)

                                            Performance
                           Number           Period Until
                             of            Maturation or
Name                       Shares              Payout            Threshold     Target      Maximum

Edwin Lupberger            60,000          1/1/96-12/31/98         20,000      40,000      60,000
Jerry L. Maulden           37,500          1/1/96-12/31/98         12,500      25,000      37,500
Michael B. Bemis           30,000          1/1/96-12/31/98         10,000      20,000      30,000
Frank F. Gallaher          30,000          1/1/96-12/31/98         10,000      20,000      30,000
Donald C. Hintz            30,000          1/1/96-12/31/98         10,000      20,000      30,000
Jerry D. Jackson           30,000          1/1/96-12/31/98         10,000      20,000      30,000
Richard J. Landy           30,000          1/1/96-12/31/98         10,000      20,000      30,000
Gerald D. McInvale         30,000          1/1/96-12/31/98         10,000      20,000      30,000
John Brayman               22,500          1/1/96-12/31/98          7,500      15,000      22,500
Terry L. Ogletree          22,500          1/1/96-12/31/98          7,500      15,000      22,500
Michael Thompson           22,500          1/1/96-12/31/98          7,500      15,000      22,500
Jerry W. Yelverton         22,500          1/1/96-12/31/98          7,500      15,000      22,500
Louis E. Buck, Jr.          4,500          1/1/96-12/31/98          1,500       3,000       4,500
William J. Regan, Jr.       4,500          1/1/96-12/31/98          1,500       3,000       4,500
Amery J. Champagne          2,250          1/1/96-12/31/98            750       1,500       2.250



(a) Restricted shares awarded will vest at the end of a three-year period, subject to the attainment of approved performance goals for Entergy. Restrictions are lifted based upon the achievement of the cumulative result of these goals for the performance period. The value any Named Executive Officer may realize is dependent upon both the number of shares that vest and the future market price of Entergy Corporation common stock.

(b) The threshold, target, and maximum levels correspond to the achievement of 50%, 100%, and 150%, respectively, of Equity Ownership Plan goals. Achievement of a threshold, target, or maximum level would result in the award of the number of shares indicated in the respective column. Achievement of a level between these three specified levels would result in the award of a number of shares calculated by means of interpolation.

                               Pension Plan Tables

                          Retirement Income Plan Table

       Annual
      Covered                      Years of Service
   Compensation     15          20          25           30          35
     $100,000   $ 22,500    $ 30,000    $ 37,500     $ 45,000    $ 52,000
      200,000     45,500      60,000      75,000       90,000     105,000
      300,000     67,500      90,000     112,500      135,000     157,500
      400,000     90,000     120,000     150,000      180,000     210,000
      500,000    112,500     150,000     187,500      225,000     262,500
      850,000    191,250     255,000     318,750      382,500     446,250


     All of the Named Executive Officers participate in a Retirement Income Plan, a defined benefit plan, that provides a benefit for employees at retirement from Entergy based upon (1) generally all years of service beginning at age 21 through termination, with a forty-year maximum, multiplied by (2) 1.5%, multiplied by (3) the final average compensation. Final average compensation is based on the highest consecutive 60 months of covered compensation in the last 120 months of service. The normal form of benefit for a single employee is a lifetime annuity and for a married employee is a 50% joint and survivor annuity. Other actuarially equivalent options are available to each retiree. Retirement benefits are not subject to any deduction for Social Security or other offset amounts. The amount of the Named Executive Officers' annual compensation covered by the plan as of December 31, 1996, is represented by the salary column in the Summary Compensation Table above.

     The credited years of service under the Entergy Corporation Retirement Income Plan, as of December 31, 1996, for the Named Executive Officers is as follows: Mr. Bemis 14, Mr. Buck 1, Mr. Champagne 23, Mr. Cushman 3, Mr. Gallaher 24, Mr. Landy 13, Mr. Maulden 31, Mr. Regan 1, and Mr. Yelverton 17. The credited years of service under the respective Retirement Income Plan, as of December 31, 1996, for the following Named Executive Officers, as a result of entering into supplemental retirement agreements, is as follows: Mr. Brayman 25, Mr. Hintz 25, Mr. Jackson 17, Mr. Lupberger 33, Mr. McInvale 24, Mr. Ogletree 28, and Mr. Thompson 20.

      The maximum benefit under the Retirement Income Plan is limited by Sections 401 and 415 of the Internal Revenue Code of 1986, as amended;
however, certain companies have elected to participate in the Pension Equalization Plan sponsored by Entergy Corporation. Under this plan, certain executives, including the Named Executive Officers, would receive an additional amount equal to the benefit that would have been payable under the Retirement Income Plan, except for the Sections 401 and 415 limitations discussed above.

      In addition to the Retirement Income Plan discussed above, certain companies participate in the Supplemental Retirement Plan of Entergy Corporation and Subsidiaries (SRP) and the Post-Retirement Plan of Entergy Corporation and Subsidiaries (PRP). Participation is limited to one of these two plans and is at the invitation of a participating employer. The participant may receive from the appropriate Entergy company a monthly benefit payment not in excess of .025 (under the SRP) or .0333 (under the
PRP) times the participant's average base annual salary (as defined in the plans) for a maximum of 120 months. Mr. Hintz and Mr. Yelverton entered into SRP participation contracts and Mr. Ogletree entered into a contract substantially similar to the SRP participation contract. All remaining Named Executive Officers (except for Mr. Brayman, Mr. Buck, Mr. Champagne, Mr. Cushman, Mr. McInvale, Mr. Regan, and Mr. Thompson) have PRP participation contracts.

                   System Executive Retirement Plan Table (1)

       Annual
      Covered                   Years of Service
    Compensation       15          20           25          30+
    $  200,000     $ 90,000    $100,000     $110,000     $120,000
       300,000      135,000     150,000      165,000      180,000
       400,000      180,000     200,000      220,000      240,000
       500,000      225,000     250,000      275,000      300,000
       600,000      270,000     300,000      330,000      360,000
       700,000      315,000     350,000      385,000      420,000
     1,000,000      450,000     500,000      550,000      600,000

___________

(1) Benefits shown are based on a target replacement ratio of 50% based on the years of service and covered compensation shown. The benefits for 15 and 20 or more years of service at the 45% and 55% replacement levels would decrease (in the case of 45%) or increase (in the case of 55%) by the following percentages: 4.5% and 5.0%, respectively.

      In 1993, Entergy Corporation adopted the System Executive Retirement Plan (SERP). Certain of the companies are participating employers in the SERP. The SERP is an unfunded defined benefit plan offered at retirement to certain senior executives, which would currently include all the Named
Executive Officers (except for Mr. Cushman). Participating executives choose, at retirement, between the retirement benefits paid under provisions of the SERP or those payable under the executive retirement benefit plans discussed above. Covered pay under the SERP includes final annual base salary (see the Summary Compensation Table for the base salary covered by the SERP as of December 31, 1996) plus the Target Incentive Award (i.e., a percentage of final annual base salary) for the participant in effect at retirement. Benefits paid under the SERP are calculated by multiplying the covered pay times target pay replacement ratios (45%, 50%, or 55%, dependent on job rating at retirement) that are attained, according to plan design, at 20 years of credited service. The target ratios are increased by 1% for each year of service over 20 years, up to a maximum of 30 years of service. In accordance with the SERP formula, the target ratios are reduced for each year of service below 20 years. The credited years of service under this plan are identical to the years of service for Named Executive Officers (other than Mr. Bemis, Mr. Brayman, Mr. Jackson, Mr. Landy, Mr. McInvale, Mr. Ogletree, Mr. Thompson, and Mr. Yelverton) disclosed above in the section entitled "Pension Plan Tables-Retirement Income Plan Table". Mr. Bemis, Mr. Brayman, Mr. Jackson, Mr. Landy, Mr. McInvale, Mr. Thompson, and Mr. Yelverton have 24 years, 1 year, 23 years, 23 years, 15 years, 3 years, 15 years, and 27 years respectively, of credited service under this plan.

      The normal form of benefit for a single employee is a lifetime annuity and for a married employee is a 50% joint and survivor annuity. All SERP payments are guaranteed for ten years. Other actuarially equivalent options are available to each retiree. SERP benefits are offset by any and all defined benefit plan payments from Entergy and from prior employers. SERP benefits are not subject to Social Security offsets.

     Eligibility for and receipt of benefits under any of the executive plans described above are contingent upon several factors. The participant must agree that, without the specific consent of the Entergy company for which such participant was last employed, not to take employment after retirement with any entity that is in competition with, or similar in nature to, any Entergy company. Eligibility for benefits is forfeitable for various reasons, including violation of an agreement with a participating employer, resignation of employment, or termination of employment without company permission.

      In addition to the non-bargaining unit employees Retirement Income Plan discussed above, Entergy Gulf States provides, among other benefits to officers, an Executive Income Security Plan for key managerial personnel. The plan provides participants with certain retirement, disability, termination, and survivors' benefits. To the extent that such benefits are not funded by the employee benefit plans of Entergy Gulf States or by vested benefits payable by the participants' former employers, Entergy Gulf States is obligated to make supplemental payments to participants or their survivors. The plan provides that upon the death or disability of a participant during his employment, he or his designated survivors will receive (i) during the first year following his death or disability an amount not to exceed his annual base salary, and (ii) thereafter for a number of years until the participant attains or would have attained age 65, but not less than nine years, an amount equal to one-half of the participant's annual base salary. The plan also provides supplemental retirement benefits for life for participants retiring after reaching age 65 equal to 1/2 of the participant's average final compensation rate, with 1/2 of such benefit upon the death of the participant being payable to a surviving spouse for life.

      Entergy Gulf States amended and restated the plan effective March 1, 1991, to provide such benefits for life upon termination of employment of a participating officer or key managerial employee without cause (as defined in the plan) or if the participant separates from employment for good reason (as defined in the plan), with 1/2 of such benefits to be payable to a surviving spouse for life. Further, the plan was amended to provide medical benefits for a participant and his family when the participant separates from service. These medical benefits generally continue until the participant is eligible to receive medical benefits from a subsequent employer; but in the case of a participant who is over 50 at the time of separation and was participating in the plan on March 1, 1991, medical benefits continue for life. By virtue of the 1991 amendment and restatement, benefits for a participant cannot be modified once he becomes eligible to participate in the plan.


                            Compensation of Directors


      [Directors of Entergy Corporation who are not otherwise employees of Entergy Corporation or its subsidiaries are paid a fee of $1,500 for attendance at meetings of the Board of Directors, $1,000 for attendance at meetings of committees of the Board,, $2,000 for attendance of committee meetings that are scheduled during a time or at a location not in association with a scheduled Board of Directors meeting, and $1,000 for participation on behalf of Entergy Corporation, in any inspection trip or conference not held on the same day as a Board or committee meeting. Committee chairpersons are paid an additional $3,000 annually for their committee duties. All nonemployee directors are also compensated on a quarterly basis in the form of fixed awards of 150 shares of common stock pursuant to the Directors Plan. In addition, directors receive in cash one-half the value of the quarterly awards of common stock. During a portion of 1996, nonemployee outside directors who served on the Board of Entergy Enterprises, Inc. were granted 50 shares of common stock, and cash equal to one-half the value of the common stock.

       The   remaining  Entergy  companies  currently  have  no  non-employee directors, and none of the current directors are compensated for his responsibilities as director.

     Nonemployee directors of Entergy Corporation, who retired prior to 1996, with a minimum of five years of service on the Board of Directors, are paid 100% of their annual retainer at retirement for a term corresponding to the number of years of service or until death, whichever occurs first. Retired nonemployee directors with over ten years of service receive a lifetime benefit. Nonemployee directors whose service terminates on or after May 1, 1996 are not eligible for retirement compensation and participate in the Service Recognition Program ("Program"). Under the terms of the Program, each director is credited with 800 phantom shares of common stock for each year of service on the Board of Directors up to a maximum of ten years. Upon termination of service, a director will receive in cash for five consecutive years the value of one-fifth of the director's accumulated share total based on the value of the shares at the time of payment in each of the five years. Upon termination of service, a director may defer the valuation and receipt of his payments for five or more years.

      Retired non-employee directors of Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans with a minimum of five years of service on the respective Boards of Directors are paid $200 a month for a term of years corresponding to the number of years of active service as directors. Retired non-employee directors with over ten years of service receive a lifetime benefit of $200 a month. Years of service as an advisory director are included in calculating this benefit. System Energy has no retired non-employee directors.

      In 1985, Entergy Gulf States, Inc.("Entergy Gulf States") established a non qualified deferred compensation plan for its officers and nonemployee directors. Under this plan, a director could defer a maximum 100% of his compensation, and an officer could defer up to a maximum of 50% of his compensation. Both Dr. Murrill, as an officer, and Mr. Steinhagen, as a director, participated in this plan. The deferred compensation, which is held in the general funds of Entergy Corporation, accrues simple interest compounded annually at the rate set by the compensation committee of Entergy Gulf States in 1985 for that year's deferrals. The plan provides that a participant that was 54 or younger at the time of his deferral would receive, in years 8-11 of the plan, interim annual installments equal to his deferral. During 1996, Dr. Murrill and Mr.Steinhagen received their last interim deferral. In addition, on January 1 following the year that Dr. Murrill attains the age of 65, he will receive an annual benefit for 15 years; and on January 1 following the year that Mr.Steinhagen attains the age of 70, he will receive an annual benefit for 10 years.

      On certain occasions, the Corporation provides personal transportation services for the benefit of nonemployee directors. During 1996, the value of such transportation services provided by Entergy Corporation to all directors was approximately $21,000.


    Employment Contracts and Termination of Employment and Change-in-Control
                                  Arrangements

      Mr. Ogletree has an employment contract whereby if he is terminated for reasons other than just cause prior to the fifth anniversary of his employment, Entergy Enterprises, Inc. will pay Mr. Ogletree one year's severance allowance which is his base salary at the time of his termination. Mr. Ogletree was also vested for the 24.33 years of service under his Supplemental Credited Service Agreement and for five years under his Special Retirement Agreement as of the effective date of his employment contract.

      Mr. Folks has an employment contract whereby if after ten years of continuous employment with Entergy Enterprises, Inc., his position is eliminated, or his employment terminated for other than just cause, or if he is required to relocate outside of Southern California, Mr. Folks will be provided a severance package equal to one year annual base salary. Additionally, Mr. Folks will receive five additional years of credited service in the Entergy Corporation Retirement Income Plan after completing ten years of actual service.

     Mr. Brayman has an employment contract whereby if he is terminated prior to the time he becomes eligible to retire, Entergy Enterprises, Inc. will pay Mr. Brayman a minimum of two years salary at termination as severance and provide compensation for a household move within the continental United States under the same terms and conditions as that provided at the time of employment.

     As a result of the Entergy Corporation/Entergy Gulf States, Inc. merger, Entergy Gulf States is obligated to pay benefits under the Executive Income Security Plan to those persons who were participants at the time of the Merger and who later terminated their employment under circumstances described in the plan. For additional description of the benefits under the Executive Income Security Plan, see the "Pension Plan Tables-System Executive Retirement Plan Table" section noted above.



Item 6. Part III (b) - Security Ownership of Certain Beneficial Owners and Management


      The directors, the Named Executive Officers, and the directors and officers as a group for Entergy Corporation, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., System Energy Resources, Inc., Entergy Services, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Enterprises, Inc., Entergy Power, Inc., Entergy Power Development Corporation, Entergy
S.A., Entergy Transener S.A., Varibus Corporation, Prudential Oil & Gas, Inc., Southern Gulf Railway Company, GSG&T, Inc., Entergy Power Development International Corporation, Entergy Power Operations Corporation, Entergy Power Marketing Corporation, Entergy Technology Holding Company, and Entergy Power Edesur Holding, Ltd. beneficially owned directly or indirectly common stock of Entergy Corporation as indicated:

                                    As of December  31, 1996
                                      Entergy Corporation
                                         Common Stock
                                      Amount and Nature of
                                     Beneficial Ownership(a)
                              Sole Voting
                                 and                 Other
                              Investment          Beneficial
         Name                   Power             Ownership (b)

Entergy Corporation
 Michael B. Bemis **           11,702             10,000
 W. Frank Blount*               4,434                  -
 John A. Cooper, Jr.*           6,934                  -
 Lucie J. Fjeldstad*            3,384                  -
 Dr. Norman C. Francis*         1,200                  -
 Donald C. Hintz**              9,002              7,500
 Jerry D. Jackson**            11,838             14,411
 Robert v.d. Luft*              3,684                  -
 Edwin Lupberger***            34,462             41,324 (c)
 Jerry L. Maulden**            25,084             20,000
 Adm. Kinnaird R. McKee*        2,467                  -
 Paul W. Murrill*               2,917                  -
 James R. Nichols*              5,078                  -
 Eugene H. Owen*                3,092                  -
 John N. Palmer, Sr.*          16,481                  -
 Robert D. Pugh*                6,700              6,500 (c)
 H. Duke Shackelford*           8,750              4,950 (d)
 Wm. Clifford Smith*            5,600                  -
 Bismark A. Steinhagen*         7,637                  -
All directors and executive
   officers                   265,144            154,243

Entergy Arkansas, Inc.
 Michael B. Bemis***           11,702             10,000
 Donald C. Hintz***             9,002              7,500
 Jerry D. Jackson***           11,838             14,411
 R. Drake Keith*               13,356              7,174
 Edwin Lupberger***            34,462             41,324 (c)
 Jerry L. Maulden***           25,084             20,000
 Gerald D. McInvale*           16,241             10,000
All directors and executive
   officers                   191,785            137,909


Entergy Gulf States, Inc.
 Michael B. Bemis***           11,702             10,000
 John J. Cordaro *              7,061              5,000
 Frank F. Gallaher*            20,473              7,500
 Donald C. Hintz***             9,002              7,500
 Jerry D. Jackson***           11,838             14,411
 Karen R. Johnson *               557                  -
 Edwin Lupberger***            34,462             41,324 (c)
 Jerry L. Maulden***           25,084             20,000
 Gerald D. McInvale *          16,241             10,000
All directors and executive
   officers                   183,609            135,735


Entergy Louisiana, Inc.
 Michael B. Bemis***           11,702             10,000
 John J. Cordaro*               7,061              5,000
 Donald C. Hintz***             9,002              7,500
 Jerry D. Jackson***           11,838             14,411
 Edwin Lupberger***            34,462             41,324 (c)
 Jerry L. Maulden***           25,084             20,000
 Gerald D. McInvale *          16,241             10,000
All directors and executive
  officers                    192,651            135,735

Entergy Mississippi, Inc.
 Michael B. Bemis***           11,702             10,000
 Donald C. Hintz*               9,002              7,500
 Jerry D. Jackson***           11,838             14,411
 Edwin Lupberger***            34,462             41,324 (c)
 Jerry L. Maulden***           25,084             20,000
 Gerald D. McInvale***         16,241             10,000
 Donald E. Meiners*            12,145             10,000
All directors and executive
   officers                   180,037            140,735

Entergy New Orleans, Inc.
 Michael B. Bemis**            11,702             10,000
 Jerry D. Jackson***           11,838             14,411
 Edwin Lupberger***            34,462             41,324 (c)
 Jerry L. Maulden***           25,084             20,000
 Gerald D. McInvale***         16,241             10,000
 Daniel F. Packer *             3,246                  -
All directors and executive
   officers                   162,395            123,235

System Energy Resources, Inc.
 Louis E. Buck, Jr.**              80                  -
 Donald C. Hintz***             9,002              7,500
 Edwin Lupberger***            34,462             41,324 (c)
 Jerry L. Maulden*             25,084             20,000
 Gerald D. McInvale***         16,241             10,000
 William J. Regan **              202                  -
All directors and executive
   officers                    90,103             78,824

Entergy Services, Inc.
 Michael B. Bemis***           11,702             10,000
 Frank F. Gallaher*            20,473              7,500
 Donald C. Hintz***             9,002              7,500
 Jerry D. Jackson***           11,838             14,411
 Edwin Lupberger***            34,462             41,324 (c)
 Jerry L. Maulden***           25,084             20,000
 Gerald D. McInvale*           16,241             10,000
All directors and executive
   officers                   281,880            158,235

System Fuels, Inc.
 Michael B. Bemis*             11,702             10,000
 Amery J. Champagne***          1,408                  -
 Kent R. Foster*               10,217              7,500
 Frank F. Gallaher***          20,473              7,500
 Donald C. Hintz*               9,002              7,500
 Gerald D. McInvale***         16,241             10,000
 William  J. Regan**              202                  -
All directors and executive
   officers                    71,127             42,500

Entergy Operations, Inc.
 Donald C. Hintz***             9,002              7,500
 Richard J. Landy**             8,626              5,000
 Edwin Lupberger***            34,462             41,324 (c)
 Jerry L. Maulden*             25,084             20,000
 Gerald D. McInvale***         16,241             10,000
 Jerry W. Yelverton**           8,444                  -
All directors and executive
   officers                   123,831             83,824

Entergy Enterprises, Inc.
 Michael B. Bemis***           11,702             10,000
 John A. Brayman*               5,188                  -
 Frank F. Gallaher*            20,473              7,500
 Jerry D. Jackson*             11,838             14,411
 Richard J. Landy*              8,626              5,000
 Edwin Lupberger***            34,462             41,324 (c)
 Gerald D. McInvale***         16,241             10,000
 Terry L. Ogletree***           6,794              4,558 (e)
 Michael G. Thompson**         13,530              7,500
All directors and executive
   officers                   131,258            100,293

Entergy Power, Inc.
 Robert J. Cushman**              643                  -
 Edwin Lupberger**             34,462             41,324 (c)
 Gerald D. McInvale***         16,241             10,000
 Terry L. Ogletree***           6,794              4,558 (e)
 Michael G. Thompson***        13,530              7,500
All directors and executive
   officers                    71,670             63,382

Entergy Power Development Corporation
 Robert J. Cushman**              643                  -
 Edwin Lupberger**             34,462             41,324 (c)
 Gerald D. McInvale***         16,241             10,000
 Terry L. Ogletree***           6,794              4,558 (e)
 Michael G. Thompson***        13,530              7,500
All directors and executive
   officers                    73,229             63,382

Entergy, S. A.
 Eduardo Montes De Oca *            -                  -
 Terry L. Ogletree***           6,794              4,558 (e)
 Claudio Onetto*                    -                  -
 Alberto V. Triulzi*            1,029                  -
All directors and executive
   officers                     7,823              4,558

Entergy Transener, S. A.
 Eduardo Montes De Oca *            -                  -
 Terry L. Ogletree***           6,794              4,558 (e)
 Claudio Onetto*                    -                  -
 Maximo J. Salvat*                  -                  -
 Alberto V. Triulzi*            1,029                  -
All directors and executive
   officers                     7,823              4,558

Varibus Corporation
 Michael B. Bemis*             11,702             10,000
 Amery J. Champagne***          1,408                  -
 Kent R. Foster*               10,217              7,500
 Frank F. Gallaher***          20,473              7,500
 Donald C. Hintz*               9,002              7,500
 Gerald D. McInvale***         16,241             10,000
 William  J. Regan**              202                  -
All directors and executive
   officers                    71,127             42,500

Prudential Oil & Gas, Inc.
 Michael B. Bemis*             11,702             10,000
 Amery J. Champagne***          1,408                  -
 Kent R. Foster*               10,217              7,500
 Frank F. Gallaher***          20,473              7,500
 Donald C. Hintz*               9,002              7,500
 Gerald D. McInvale***         16,241             10,000
 William  J. Regan**              202                  -
All directors and executive
   officers                    71,127             42,500

Southern Gulf Railway Company
 Michael B. Bemis*             11,702             10,000
 Amery J. Champagne***          1,408                  -
 Kent R. Foster*               10,217              7,500
 Frank F. Gallaher***          20,473              7,500
 Donald C. Hintz*               9,002              7,500
 Gerald D. McInvale***         16,241             10,000
 William  J. Regan**              202                  -
All directors and executive
   officers                    71,127             42,500

GSG&T, Inc.
 Michael B. Bemis*             11,702             10,000
 Amery J. Champagne***          1,408                  -
 Kent R. Foster*               10,217              7,500
 Frank F. Gallaher***          20,473              7,500
 Donald C. Hintz*               9,002              7,500
 Gerald D. McInvale***         16,241             10,000
 William  J. Regan**              202                  -
All directors and executive
   officers                    71,127             42,500


Entergy Power Development International Corporation
 Edwin Lupberger**             34,462             41,324 (c)
 Gerald D. McInvale***         16,241             10,000
 Terry L. Ogletree***           6,794              4,558 (e)
 William  J. Regan**              202                  -
 Michael G. Thompson***        13,530              7,500
All directors and executive
   officers                    74,269             63,382

Entergy Technology Holding Company
 John A. Brayman***             5,188                  -
 Gerald D. McInvale***         16,241             10,000
 William  J. Regan**              202                  -
 Michael G. Thompson***        13,530              7,500
All directors and executive
   officers                    35,161            175,004

Entergy Power Operations Corporation
 Edwin Lupberger**             34,462             41,324 (c)
 Gerald D. McInvale***         16,241             10,000
 Terry L. Ogletree***           6,794              4,558 (e)
 William  J. Regan**              202                  -
 Michael G. Thompson***        13,530              7,500
All directors and executive
   officers                    71,872             63,382

Entergy Power Edesur Holdings Ltd.
 Graham, Collis*                    -                  -
 David Cooke*                       -                  -
 Robert J. Cushman**              643                  -
 Edwin Lupberger**             34,462             41,324 (c)
 Gerald D. McInvale***         16,241             10,000
 Terry L. Ogletree***           6,794              4,558 (e)
 Michael G. Thompson***        13,530              7,500
All directors and executive
   officers                    72,707             63,382

Entergy Power Marketing Corporation
 Edwin Lupberger**             34,462             41,324 (c)
 Gerald D. McInvale***         16,241             10,000
 Terry L. Ogletree***           6,794              4,558 (e)
 William  J. Regan**              202                  -
 Michael G. Thompson***        13,530              7,500
All directors and executive
   officers                    71,872             63,382



*    Director of the respective Company

**   Named Executive Officer of the respective Company

***  Director and Named Executive Officer of the respective Company

(a) Based on information furnished by the respective individuals. Except as noted, each individual has sole voting and investment power. The amount owned by each individual and by all directors and executive officers as a group does not exceed one percent of the outstanding securities of any class of security so owned.

(b) Includes, for the Named Executive Officers, shares of Entergy Corporation common stock in the form of unexercised stock options awarded pursuant to the Equity Ownership Plan as follows: Michael B. Bemis, 10,000 shares; John J. Cordaro 5,000 shares; Kent R. Foster, 7,500 shares; Frank F. Gallaher, 7,500 shares; Donald C. Hintz, 7,500 shares; Jerry D. Jackson, 14,411 shares; R. Drake Keith, 7,174 shares; Richard J. Landy, 5,000 shares; Edwin Lupberger, 38,824 shares; Jerry L. Maulden, 20,000 shares; Gerald D. McInvale, 10,000 shares; Donald E. Meiners, 10,000 shares; Michael G. Thompson, 7,500 shares.

(c) Includes, for the Named Executive Officers, shares of Entergy Corporation common stock held by their spouses. The named persons disclaim beneficial ownership in these shares as follows: Edwin Lupberger, 2,500 shares; and Robert D. Pugh, 6,500 shares.

(d)  Includes 4,950 shares owned by the estate of Mrs. Shackelford, of  which
     H. Duke Shackelford disclaims beneficial ownership.

(e)  Includes, for the Named Executive Officer, shares of Entergy Corporation
     common  stock  held  jointly  with his  spouse  as  follows:   Terry  L.
     Ogletree, 4,558 shares.


Item 6.  Part III (c) - Contracts and Transactions with System Companies

      During 1996, T. Baker Smith & Son, Inc. performed land surveying services for, and received payments of approximately $63,000 from, Entergy Louisiana, Inc. Mr. Wm. Clifford Smith, a director of Entergy Corporation, is President of T. Baker Smith & Son, Inc. Mr. Smith's children own 100% of the voting stock of T. Baker Smith & Son, Inc.


ITEM 6.     Part III (d) - Indebtedness to System Companies

     None.


ITEM 6. Part III (e) - Participation in Bonus and Sharing Arrangements and Other Benefits

     See Item 6. Part III (a).


ITEM 6.     Part III (f) - Rights to Indemnity

      The Certificate of Incorporation of Entergy provides that the corporation shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of Deleware, as amended from time to time.

      The Certificate of Incorporation also provides that Entergy may maintain insurance to protect its officers and directors against such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Deleware.


ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS


(1)*                          CALENDAR YEAR 1996
Name of     Name or Number
Company     of Beneficiaries         Purpose(s)       Account(s) Charged    Amount
ENTERGY     Democratic National      Building Fund    Donations            $ 173,500.00
CORPORATION Committee

            Republican National      Building Fund    Donations              170,000.00
            Finance Committee
                                                                           ------------
                                     Total                                 $ 343,500.00
                                                                           ============

* Several of the System Companies have established separate segregated funds known as political action committees, established pursuant to the Federal Election Campaign Act, in soliciting employee participation in Federal, state and local elections.

(2)                           CALENDAR YEAR 1996
Name of      Name or Number
Company      of Beneficiaries         Purpose(s)              Account(s) Charged   Amount
ENTERGY      U.S. Chamber of          Civic Activity          Donations            $ 12,000.00
CORPORATION  Commerce

             Arkansas Policy          Civic Activity          Donations              20,000.00
             Foundation

             Democratic Leadership    Civic Activity          Donations              10,000.00
             Council

             NAACP                    Community Welfare       Donations              27,133.00

             Congressional            Research                Donations              10,000.00
             Management Foundation

             National Alliance of     Education               Donations              25,000.00
             Business

             New Orleans Police       Community Welfare       Donations              25,000.00
             Foundation

             Progress and Freedom     Research                Donations              25,000.00
             Foundation

             Eleven Items             Community Welfare,      Donations              34,530.00
                                      Education, Research
                                      & Education, and Civic
                                      Activity
                                                                                   -----------
                                      Total                                        $188,663.00
                                                                                   ===========

(1)                           CALENDAR YEAR 1996
Name of      Name or Number
Company      of Beneficiaries       Purpose(s)       Account(s) Charged     Amount
ENTERGY      Republican Party of    Building Fund    Donations             $11,000.00
ARKANSAS     Arkansas                                                      ==========

(2)                           CALENDAR YEAR 1996
ENTERGY      Arkansas State and   Civic Activity       Donations            $132,355.00
ARKANSAS     Local Chamber of
             Commerce

             Arkansas Industrial  Civic Activity       Donations              30,000.00
             Association

             Arkansas Nature      Civic Activity       Donations              10,000.00
             Conservancy

             3 Items              Civic Activity,                             23,000.00
                                  Education,
                                  Community Welfare
                                                                            -----------
                                  Total                                     $195,355.00
                                                                            ===========


ENTERGY      Greater Baton Rouge  Civic Activity       Donations            $ 25,000.00
GULF STATES  Economic
             Partnership Inc.

             Baton Rouge Area     Civic Activity       Donations              20,000.00
             Foundation

             Foundation           Civic Activity       Donations              30,000.00
             Southwest Louisiana

             Chamber of Commerce  Civic Activity       Donations              27,680.00

             Houston Advanced     Civic Activity       Donations              10,000.00
             Research Center

             Twenty-three Items   Civic Activity,      Donations              29,768.00
                                  Education,
                                  Community Welfare
                                                                            -----------
                                  Total                                     $142,448.00
                                                                            ===========

ENTERGY      Chamber, New         Civic Activity       Donations            $  94,651.00
LOUISIANA    Orleans & the River
             Region

             Louisiana            Civic Activity       Donations               16,500.00
             Association
             of Business and
             Industry

             NAACP                Civic Activity       Donations               15,000.00

             Bureau of            Research and         Donations               16,000.00
             Governmental         Education
             Research

             Chambers Of Commerce Civic Activity       Donations               21,778.00

             Ten Items            Research and Education,    Donations         20,875.00
                                  Civic Activity, Community
                                  Welfare
                                                                             -----------
                                  Total                                      $184,804.00
                                                                             ===========

(1)                           CALENDAR YEAR 1996
ENTERGY      Fordice Inaugural    Political Activity                 $7,500.00
MISSISSIPPI  Committee

             Musgrove Inaugural   Political Activity                  2,000.00
             Campaign
                                                                     ---------
                                  Total                              $9,500.00
                                                                     =========

(2)                           CALENDAR YEAR 1996

ENTERGY      NAACP                     Civic Activity        Donations    $ 22,000.00
MISSISSIPPI
             Chamber of Commerce       Civic Activity        Donations      62,000.00

             Urban League of Greater   Community Welfare     Donations      12,000.00
             Jackson

             7 Items                   Community Welfare,    Donations      20,500.00
                                       Civic Activities
                                                                          -----------
                                       Total                              $116,500.00
                                                                          ===========

ENTERGY NEW  Chamber New Orleans       Civic Activity        Donations    $105,850.00
ORLEANS      River Region

             Louisiana Association     Civic Activity        Donations      10,000.00
             of Business and Industry

             Urban League              Community Welfare     Donations      25,350.00

             Four Items                Research & Education  Donations      11,800.00
                                                                          -----------
                                       Total                              $153,000.00
                                                                          ===========

SYSTEM       One Item                  Civic Activity        Donations    $  5,181.96
ENERGY                                                                    ===========


ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

(I)

                                                                                                     In Effect
                         Serving                Receiving                                Date of     Dec. 31, 1996
Transaction              Company                Company                Compensation      Contract    (Yes or No)

Fuel purchases           System Fuels           Entergy Arkansas       $3,308,187        1/12/73     Yes

Fuel purchases           System Fuels           Entergy Louisiana      $ 8,758,300       1/12/73     Yes

Fuel purchases           System Fuels           Entergy                $25,768,780       1/12/73     Yes
                                                Mississippi

Fuel purchases           System Fuels           Entergy New            $ 1,569,923       1/12/73     Yes
                                                Orleans

Miscellaneous            Entergy Arkansas       Entergy Louisiana      $   445,405         N/A       N/A
transmission and
distribution station
equipment

Miscellaneous            Entergy Gulf           Entergy Louisiana      $    38,117         N/A       N/A
transmission and         States
distribution station
equipment

Miscellaneous            Entergy Louisiana      Entergy New            $    39,233         N/A       N/A
transmission and                                Orleans
distribution station
equipment

Miscellaneous            Entergy Louisiana      Entergy Gulf           $   167,076         N/A       N/A
transmission and                                States
distribution station
equipment

Miscellaneous            Entergy                Entergy Arkansas       $   217,276         N/A       N/A
transmission and         Mississippi
distribution station
equipment

Miscellaneous            Entergy                Entergy Louisiana      $   439,967         N/A       N/A
transmission and         Mississippi
distribution station
equipment

Miscellaneous coal       Entergy Gulf           Entergy Arkansas       $    10,237         N/A       N/A
equipment                States

Miscellaneous coal       Entergy Gulf           Entergy Power          $    16,250         N/A       N/A
equipment                States

Miscellaneous coal       Entergy Gulf           Entergy                $    10,237         N/A       N/A
equipment                States                 Mississippi

Certain materials &      System Fuels           Entergy Arkansas       $27,499,946       6/15/78     Yes
services required
for
fabrication of
Nuclear Fuel

Certain materials &      System Fuels           Entergy Louisiana      $51,155,297       6/15/78     Yes
services required
for
fabrication of
Nuclear Fuel

Certain materials &      System Fuels           System Energy          $32,535,407       6/15/78     Yes
services required
for
fabrication of
Nuclear Fuel

Microwave System         Entergy                System Energy          $    25,348       6/06/90*    Yes
Services                 Mississippi

* Original contract dated June 21, 1974, modified December 16, 1986 and June 6, 1990.

Miscellaneous Spare      Entergy Arkansas       Entergy Louisiana      $   222,488         N/A       N/A
Parts Inventory

Miscellaneous Spare      Entergy Arkansas       Entergy                $ 1,980,201         N/A       N/A
Parts Inventory                                 Mississippi

Miscellaneous Spare      Entergy Arkansas       Entergy New            $     4,546         N/A       N/A
Parts Inventory                                 Orleans

Miscellaneous Spare      Entergy Arkansas       Entergy Gulf           $   297,616         N/A       N/A
Parts Inventory                                 States

Miscellaneous Spare      Entergy Louisiana      Entergy Arkansas       $   169,631         N/A       N/A
Parts Inventory

Miscellaneous Spare      Entergy Louisiana      Entergy                $   321,762         N/A       N/A
Parts Inventory                                 Mississippi

Miscellaneous Spare      Entergy Louisiana      Entergy New            $ 1,819,699         N/A       N/A
Parts Inventory                                 Orleans

Miscellaneous Spare      Entergy Louisiana      Entergy Gulf           $   417,417         N/A       N/A
Parts Inventory                                 States

Miscellaneous Spare      Entergy                Entergy Arkansas       $   125,904         N/A       N/A
Parts Inventory          Mississippi

Miscellaneous Spare      Entergy                Entergy Louisiana      $ 2,159,488         N/A       N/A
Parts Inventory          Mississippi

Miscellaneous Spare      Entergy                Entergy New            $       903         N/A       N/A
Parts Inventory          Mississippi            Orleans

Miscellaneous Spare      Entergy                Entergy Gulf           $    58,263         N/A       N/A
Parts Inventory          Mississippi            States

Miscellaneous Spare      Entergy New            Entergy Arkansas       $     4,844         N/A       N/A
Parts Inventory          Orleans

Miscellaneous Spare      Entergy New            Entergy Louisiana      $   365,215         N/A       N/A
Parts Inventory          Orleans

Miscellaneous Spare      Entergy New            Entergy                $       897         N/A       N/A
Parts Inventory          Orleans                Mississippi

Miscellaneous Spare      Entergy New            Entergy Gulf           $   153,471         N/A       N/A
Parts Inventory          Orleans                States

Miscellaneous Spare      Entergy Gulf           Entergy Arkansas       $   240,370         N/A       N/A
Parts Inventory          States

Miscellaneous Spare      Entergy Gulf           Entergy                $    25,536         N/A       N/A
Parts Inventory          States                 Mississippi

Miscellaneous Spare      Entergy Gulf           Entergy New            $     3,430         N/A       N/A
Parts Inventory          States                 Orleans



The following contracts were in effect as of December 31, 1996

- Contract for the purchase of fuel oil between System Fuels and certain System Companies dated January 12, 1973.

- Contract for the purchase of nuclear fuel between System Fuels and certain System Companies dated June 15, 1978.

ITEM 8. Part II

Reference is made to information under Item 6, Part III(c).


ITEM 8. Part III

None.


ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

(a) In December 1992, Entergy Corporation purchased a 50% interest in a 250 MW gas-fired, combined cycle independent power plant in Richmond, Virginia. The plant is jointly owned and operated by the Enron Power Corporation, a developer of independent power projects. The plant owners had a 25 year contract to sell electricity to the Virginia Electric & Power Company. Entergy owns its interest in the plant indirectly through Entergy Power Development Corporation, a subsidiary created as an EWG holding company under the provisions of the Energy Act. Entergy Power Development Corporation, formed an EWG subsidiary, Entergy Richmond Power Corporation, to directly own the interest in the Richmond facility. In February 1997, the Entergy Richmond Power Corporation sold its interest in the project for $10 million.

     In November 1992, Entergy Corporation's subsidiary, Entergy, S.A., participated in a consortium with other nonaffiliated companies that allowed it to acquire a 6% interest in Central Costanera, S.A., an Argentina steam electric generating facility consisting of seven natural gas and oil fired generating units, with total installed capacity of 1,260 MW. Central Costanera, S.A. is an EWG under the provisions of the Energy Act. Entergy Corporation's initial investment to acquire its 6% interest in Central Costanera, S.A. was approximately $10.5 million. In August 1995, Entergy, S.A. was granted EWG status.

     Entergy Corporation, through its subsidiary, Entergy Power Edesur Holding, Ltd., holds a 10% interest in Distrilec, S.A., an Argentina company that in January 1993, acquired a privatized 51% interest in Edesur S.A., an electric distribution company providing service to Buenos Aries, Argentina. Edesur, S.A. is a FUCO under the provisions of the Energy Act. Entergy Corporation's initial investment to acquire its indirect 51% in Edesur, S.A. was approximately $58.2 million.

    In July 1993, Entergy Corporation, through a subsidiary, Entergy Transener, S.A., participated in a consortium with other nonaffiliated companies that acquired a 65% interest in a foreign transmission system providing service in the country of Argentina. Entergy Transener, S.A. is a FUCO under the provisions of the Energy Act. Entergy Corporation's initial investment to acquire its indirect 9.75% interest in Transener, S. A. was approximately $18.5 million.

     In August 1994, Entergy Corporation, through a wholly owned subsidiary of Entergy Power Development Corporation, Entergy Pakistan, Ltd., acquired a 10% equity interest in The Hub Power Company, Ltd., which owns a 1,292 MW steam electric generation facility under development in Pakistan. Entergy Pakistan, Ltd. is an EWG under provisions of the Energy Act. Entergy Corporation's initial investment to acquire its indirect 10% interest in The Hub Power Company, Ltd., was $50.2 million. During 1996, Entergy Corporation sold 25% of its interest in The Hub Power Company, Ltd. for approximately $27 million. At December 31, 1996, Entergy Corporation held an approximate 7.5% interest in The Hub Power Company, Ltd. , and the book value of such interest was approximately $37.6 million.

     In August 1994, Entergy Corporation established through its wholly owned subsidiary, Entergy Power Development Corporation, a wholly owned subsidiary Entergy Power Asia, Ltd. This subsidiary is an EWG under the provisions of the Energy Act and has been established to develop and hold Entergy's investments in the Pacific Rim. At December 31, 1996, Entergy Power Asia, Ltd. did not have any material investments.

     In April 1995, Entergy Corporation through a wholly owned subsidiary of Entergy Power Development Corporation, Entergy Power CBA Holding Ltd. purchased a 7.8% interest in Central Buenos Aires, S.A. Central Buenos Aires, S.A. owns a 220 MW combined cycle gas turbine at the Central Costanera
S. A. power plant in Buenos Aires, Argentina. This subsidiary is an EWG under the provisions of the Entergy Act. Entergy's equity position in this investment currently totals approximately $3.6 million.

     In November 1995, Entergy Corporation, through a new wholly owned subsidiary of Entergy Power Development Corporation, EP Edegel, Inc., acquired a 34.7% interest in a consortium, Generandes, Co., which purchased 60% of Edegel, S.A., a company that owns 5 hydroelectric generating stations (totaling 539 MW) and 1 thermal generating station (154 MW). EP Edegel, Inc. is an EWG under the provisions of the Energy Act. Entergy Corporation's investment in Edegel, S.A. totals approximately $167.4 million.

    Entergy Corporation owns 100% of the outstanding capital stock of Entergy Power Marketing which has qualified for exemption from the Act as an EWG pursuant to the Energy Act. Entergy Corporation's investment in Entergy Power Marketing totals approximately $2.5 million.

      In January 1996, Entergy Corporation, through subsidiaries of Entergy Power Development International Corporation, acquired 100% of CitiPower Pty, a company principally engaged in the ownership and operation of facilities and for the distribution of electricity serving customers in and around the City of Melbourne, Australia. Reference is made to Item 1 for information concerning the system companies holding ownership interests in CitiPower Limited Pty and the nature of the interest held. Entergy Corporation's investment in CitiPower Limited totals $294,369,600.

    Entergy Corporation owned, indirectly through its wholly-owned subsidiaries, Entergy Power Operations Corporation and
Entergy   Power  Development  Corporation,   100%   of   the
outstanding  capital  stock  of  Entergy  Power   Operations
Pakistan LDC ("EPOP"), an EWG under the Entergy Act formed to provide operations and management services to the Liberty Power Project in Pakistan. Entergy Corporation's investment in EPOP totals approximately $500,000.

      At December 31, 1996 Entergy Corporation owned, indirectly through Entergy Power Development International Corporation, 100% of the outstanding capital stock of Entergy Power UK Holding Ltd. and Entergy Power UK plc, each of which has qualified for exemption as a FUCO pursuant to the Entergy Act. Such companies were used to acquire and hold Entergy's investment in London Electricity plc, a regional electric distribution company in the United Kingdom providing service to customers in the London area. However, at December 31, 1996, such companies were minimally capitalized and none of such companies owned, directly or indirectly, any facilities used for generation, transmission, or distribution or electric energy sale. Accordingly, no financial information for such companies is provided under Exhibit I.

Part I(b); Part I(c); and Part I(d) are being filed pursuant to Rule 104.

ITEM 9.  Part II

    See Exhibits H and I.

ITEM 9.  Part III is being filed pursuant to Rule 104.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

     Financial statements and financial statement schedules filed as part of the annual report, pursuant to requirements of the Public Utility Holding Company Act of 1935.


FINANCIAL STATEMENTS                                      PAGE NO.

*Independent Accountants' Consent                           S-1

Entergy Corporation and Subsidiaries:
 *Consolidating Statement of Income (Loss) for the Year     S-2
    Ended December 31, 1996
 *Consolidating Statement of Cash Flows for the Year Ended  S-6
    December 31, 1996
 *Consolidating Balance Sheet as of December 31, 1996       S-10
 *Consolidating Statement of Retained Earnings for the Year S-18
    Ended December 31, 1996

Entergy Gulf States Corporation and Subsidiaries:
 *Consolidating Statement of Income (Loss) for the Year     S-22
    Ended December 31, 1996
 *Consolidating Statement of Cash Flows for the Year Ended  S-23
    December 31, 1996
 *Consolidating Balance Sheet as of December 31, 1996       S-24
 *Consolidating Statement of Retained Earnings for the Year S-26
    Ended December 31, 1996

Statutory Subsidiary, accounted for as an equity investment, the
 Accounts of which are not included in the foregoing Consolidating Statements of Entergy Corporation and Subsidiaries:
  The Arklahoma Corporation:
 *Statements of Operations and Statements of Retained Earnings,
  Years Ended November 30, 1996 and 1995                    S-28
 *Statements of Cash Flows, Years Ended
  November 30, 1996 and 1995                                S-29
 *Balance Sheets, November 30, 1996 and 1995                S-30
 *Notes to Financial Statements, November 30, 1996 and 1995 S-31

     * Letter, dated April 24, 1997, regarding payment of nuclear liability insurance premiums by Entergy System companies.


      The following financial information indicated by an asterisk is filed herewith. The balance of the financial information has heretofore been filed with the Securities and Exchange Commission in the file numbers indicated and is incorporated herein by reference.

ENTERGY CORPORATION

       Independent Accountants' Report and Notes to Consolidated Financial Statements of Entergy Corporation (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Consolidated Financial Statements," contained in Entergy Corporation's 1996 Financial Statements included in the Form 10-K for the year ended December 31, 1996, in File No. 1-11299)

      Financial Statement Schedules of Entergy Corporation (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 1996, in File No. 1-11299 and included in such Form 10-K)


ENTERGY ARKANSAS

      Independent Accountants' Report and Notes to Financial Statements of Entergy Arkansas (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Financial Statements" contained in Entergy Arkansas' 1996 Financial Statements included in the Form 10-K for the year ended December 31, 1996, in File No. 1-10764)

      Financial Statement Schedules of Entergy Arkansas (Referred to in
Item 14(a)2 to Form 10-K for the year ended December 31, 1996, in File No. 1-10764 and included in such Form 10-K)


ENTERGY GULF STATES

      Independent Accountants' Report and Notes to Financial Statements of Entergy Gulf States (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Financial Statements" contained in Entergy Gulf States' 1996 Financial Statements included in the Form 10-K for the year ended December 31, 1996, in File No. 1-2703)

      Financial Statement Schedules of Entergy Gulf States (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 1996, in File No. 1-2703 and included in such Form 10-K)


ENTERGY LOUISIANA

      Independent Accountants' Report and Notes to Financial Statements of Entergy Louisiana (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Financial Statements" contained in Entergy Louisiana's 1996 Financial Statements included in the Form 10-K for the year ended December 31, 1996, in File No. 1-8474)

     Financial Statement Schedules of Entergy Louisiana (Referred to in
Item 14(a)2 to Form 10-K for the year ended December 31, 1996, in File No. 1-8474 and included in such Form 10-K)


ENTERGY MISSISSIPPI

      Independent Accountants' Report and Notes to Financial Statements of Entergy Mississippi (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Financial Statements," contained in Entergy Mississippi's 1996 Financial Statements included in the Form 10-K for the year ended December 31, 1996, in File No. 0-320)

      Financial Statement Schedules of Entergy Mississippi (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 1996, in File No. 0-320 and included in such Form 10-K)


ENTERGY NEW ORLEANS

      Independent Accountants' Report and Notes to Financial Statements of Entergy New Orleans (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Financial Statements," contained in Entergy New Orleans' 1996 Financial Statements included in the Form 10-K for the year ended December 31, 1996, in File No. 0-5807)

      Financial Statement Schedules of Entergy New Orleans (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 1996, in File No. 0-5807 and included in such Form 10-K)


SYSTEM ENERGY

      Independent Accountants' Report and Notes to Financial Statements of System Energy (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Financial Statements," contained in System Energy's 1996 Financial Statements included in the Form 10-K for the year ended December 31, 1996, in File No. 1-9067)

      Financial  Statement Schedules of System Energy (Referred  to  in
Item 14(a)2 to Form 10-K for the year ended December 31, 1996, in File No. 1-9067 and included in such Form 10-K)


ENTERGY CORPORATION SYSTEM COMPANIES

A-1    Entergy  Corporation's Annual Report on Form 10-K for  the  year ended December 31, 1996 (Incorporated herein by reference from File No.
1-11299)

A-2    Entergy Arkansas' Annual Report on Form 10-K for the year  ended
December  31, 1996 (Incorporated herein by reference from File  No.  1-
10764)

A-3    Entergy  Gulf States' Annual Report on Form 10-K  for  the  year ended December 31, 1996 (Incorporated herein by reference from File No.
1-2703)

A-4   Entergy Louisiana's Annual Report on Form 10-K for the year ended
December  31, 1996 (Incorporated herein by reference from File  No.  1-
8474)

A-5    Entergy  Mississippi's Annual Report on Form 10-K for  the  year ended December 31, 1996 (Incorporated herein by reference from File No.
0-320)

A-6    Entergy  New Orleans' Annual Report on Form 10-K  for  the  year ended December 31, 1996 (Incorporated herein by reference from File No.
0-5807)

A-7    System  Energy's Annual Report on Form 10-K for the  year  ended
December  31, 1996 (Incorporated herein by reference from File  No.  1-
9067)


ENTERGY CORPORATION

B-1(a) Certificate of Incorporation of Entergy Corporation as executed December 31, 1993 (Filed as Exhibit A-1(a) to Rule 24 Certificate in File No. 70-8059)

B-1(b) By-Laws of Entergy Corporation as executed August 25, 1992 (Filed as Exhibit A-2(a) to Rule 24 Certificate in File No. 70-8059)


ENTERGY ARKANSAS

B-2(a) Amended and Restated Articles of Incorporation of Entergy Arkansas and amendments thereto through April 22, 1996 (Filed as Exhibit 3(a) to Form 10-Q for the quarter ended March 31, 1996 in File No. 1-10764)

B-2(b) By-Laws of Entergy Arkansas, as amended as of May 5, 1994 and currently in effect (Filed as Exhibit 3(d) to Form 10-Q for the quarterly period ended June 30, 1994 in File No. 1-10764)

ENTERGY ENTERPRISES

B-3(a) Articles of Incorporation of Enterprises (formerly Electec) (Filed as Exhibit B-4(a) to Form U5S for the year ended December 31,
1983)

B-3(b) Amendment of Articles of Incorporation of Enterprises, as executed July 27, 1992 (Filed as Exhibit A-5 to Form U-1 in File No. 70-
8002)

B-3(c) Amendment of Articles of Incorporation of Enterprises, as executed September 16, 1992 (Filed as Exhibit A-4 to Form U-1 in File No. 70-8002)

B-3(d) By-Laws of Enterprises, as amended as of July 17, 1990 and currently in effect (Filed as Exhibit A-6(a) to Form U-1 in File No. 70-
7947)


ENTERGY LOUISIANA

B-4(a) Restated Articles of Incorporation of Entergy Louisiana and amendments thereto through April 22, 1996 (Filed as Exhibit 3(c) to Form 10-Q for the quarter ended March 31, 1996 in File No. 1-8474)

B-4(b) By-Laws of Entergy Louisiana, as amended as of January 23, 1984 and currently in effect (Filed as Exhibit A-4 to Form U-1 in File No. 70-6962)


ENTERGY MISSISSIPPI

*B-5(a)   Restated Articles of Incorporation of Entergy Mississippi and
amendments thereto through January 28, 1997.

B-5(b)     By-Laws of Entergy Mississippi, as amended as  of  April  5,
1995 and currently in effect (Filed as Exhibit 3(ii)f to Form 10-K for the year ended December 31, 1995 in File No. 0-320)


ENTERGY NEW ORLEANS

B-6(a) Restated Articles of Incorporation of Entergy New Orleans and amendments thereto through April 22, 1996 (Filed as Exhibit 3(e) to Form 10-Q for the quarter ended March 31, 1996 in File No. 0-5807)

B-6(b) By-Laws of Entergy New Orleans, as amended as of May 5, 1994 and currently in effect (Filed as Exhibit 3(g) to Form 10-Q for the quarter ended June 30, 1994 in File No. 0-5807)


SYSTEM ENERGY

B-7(a) Amended and Restated Articles of Incorporation of System Energy and amendments thereto through April 28, 1989 (Filed as Exhibit A-1(a) to Form U-1 in File No. 70-5399)

B-7(b) By-Laws of System Energy, as executed May 4, 1989 and currently in effect (Filed as Exhibit A-2(a) to Form U-1 in File No. 70-5399)


ENTERGY SERVICES

B-8(a) Certificate of Incorporation of Entergy Services, as executed May 5, 1989 (Filed as Exhibit A-1 in File No. 37-63)

B-8(b) By-Laws of Entergy Services, as amended as of May 13, 1991 and currently in effect (Filed as Exhibit B-8(b) to Form U5S for the year ended December 31, 1994)


SYSTEM FUELS

B-9(a) Articles of Incorporation of System Fuels, as executed January 3, 1972 (Filed as Exhibit A-1 to Form U-1 in File No. 70-5015)

B-9(b) By-Laws of System Fuels, as amended as of December 1, 1985 and currently in effect (Filed as an Exhibit to Form U5S for the year ended December 31, 1982)


ENTERGY OPERATIONS

B-10(a)    Restated Certificate of Incorporation of Entergy Operations,
effective June 8, 1990 (Filed as Exhibit A-1(b) to Rule 24 Certificate in File No. 70-7679)

B-10(b)   By-Laws of Entergy Operations, as amended as of June 6,  1990 and currently in effect (Filed as Exhibit A-2(b) to Rule 24 Certificate in File No. 70-7679)


ENTERGY POWER

B-11(a)    Restated  Certificate  of  Incorporation  of  Entergy  Power
effective August 17, 1990 (Filed as Exhibit A-1(b) to Rule 24 Certificate in File No. 70-7684)

B-11(b)    By-Laws of Entergy Power, as amended as of October 28,  1993 and currently in effect (Filed as Exhibit B-11(b) to Form U5S for the year ended December 31, 1994)

ENTERGY S.A.

B-12(a)    Deed of Incorporation of Entergy S.A. (Filed as  Exhibit  B-
12(a) to Form U5S for the year ended December 31, 1992)

B-12(b)    Deed of Entergy S.A. (Filed as Exhibit B-12(b) to  Form  U5S
for the year ended December 31, 1992)


ENTERGY POWER DEVELOPMENT CORPORATION

B-13(a)    Certificate  of Incorporation of Entergy  Power  Development
Corporation, as executed December 9, 1992 (Filed as Exhibit B-14(a) to Form U5S for the year ended December 31, 1992)

B-13(b)    By-Laws of Entergy Power Development Corporation, as amended as of October 28, 1993 and currently in effect (Filed as Exhibit B-14(b) to Form U5S for the year ended December 31, 1994)


ENTERGY GULF STATES

B-14(a)   Restated Articles of Incorporation of Entergy Gulf States and
amendments thereto through April 22, 1996 (Filed as Exhibit 3(b) to Form 10-Q for the quarter ended March 31, 1996 in File No. 1-2703)

B-14(b)    By-Laws  of Gulf States, as amended as of May  5,  1994  and currently in effect (Filed as Exhibit 3(e) to Form 10-Q for the quarterly period ended June 30, 1994 in File No. 1-2703)


VARIBUS

B-15(a)    Charter (Articles of Association) and Amendments thereto  of
Varibus Corporation, as executed March 23, 1970 (Filed as Exhibit B-17(a) to Form U5B)

B-15(b)   By-Laws of Varibus Corporation, as executed February 28, 1994 and currently in effect (Filed as Exhibit B-17(b) to Form U5B)


POG

B-16(a)    Charter (Articles of Association) and Amendments thereto  of
Prudential, Oil and Gas, Inc., as executed October 16, 1962 (Filed as Exhibit B-18(a) to Form U5B)

B-16(b)    By-Laws  of  Prudential, Oil  and  Gas,  Inc.,  as  executed
February 28, 1994 and currently in effect (Filed as Exhibit B-18(b) to Form U5B)


GSG&T

B-17(a)    Charter (Articles of Association) and Amendments thereto  of
GSG&T, Inc., as executed May 15, 1987 (Filed as Exhibit B-19(a) to Form
U5B)

B-17(b)    By-Laws of GSG&T, Inc., as executed February  28,  1994  and currently in effect (Filed as Exhibit B-19(b) to Form U5B)


SOUTHERN GULF

B-18(a)    Charter (Articles of Association) and Amendments thereto  of
Southern Gulf Railway Company, as executed May 6, 1993 (Filed as Exhibit B-20(a) to Form U5B)

B-18(b)    By-Laws  of  Southern  Gulf  Railway  Company,  as  executed
February 28, 1994 and currently in effect (Filed as Exhibit B-20(b) to Form U5B)


ENTERGY POWER MARKETING CORPORATION

*B-19(a)   Certificate  of  Incorporation of  Entergy  Power  Marketing
Corporation, as executed May 17, 1995

*B-19(b) By-Laws of Entergy Power Marketing Corporation, as of May 17, 1995 and currently in effect


ENTERGY POWER OPERATIONS CORPORATION

*B-20(a)   Certificate  of  Incorporation of Entergy  Power  Operations
Corporation, as executed April 17, 1995

*B-20(b) By-Laws of Entergy Power Operations Corporation, as of April 17, 1995 and currently in effect


ENTERGY POWER EDESUR HOLDINGS, LTD.

*B-21(a)    Certificate  of  Incorporation  of  Entergy  Power   Edesur
Holdings, Ltd., as executed December 12, 1995

*B-21(b)   By-Laws  of  Entergy  Power Edesur  Holdings,  Ltd.,  as  of
December 12, 1995 and currently in effect


ENTERGY TECHNOLOGY HOLDING COMPANY

*B-22(a)   Certificate of Incorporation of Entergy  Technology  Holding
Company, as executed February 9, 1996

*B-22(b) By-Laws of Entergy Technology Holding Company, as of February 9, 1996 and currently in effect


ENTERGY POWER DEVELOPMENT INTERNATIONAL CORPORATION

*B-23(a)   Certificate  of Incorporation of Entergy  Power  Development
International Corporation, as executed December 7, 1995

*B-23(b)    By-Laws   of   Entergy  Power   Development   International
Corporation, as of December 7, 1995 and currently in effect


ENTERGY CORPORATION

C-1(a) See C-2 through C-8(k) below for instruments defining the rights of holders of long-term debt of Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans and System Energy

C-1(b) Credit Agreement dated as of October 3, 1989, between System Fuels and The Yasuda Trust and Banking Co., Ltd., New York Branch, as agent (Filed as Exhibit B-1(c) to Rule 24 Certificate in File No. 70-
7668)

C-1(c) First Amendment, dated as of March 1, 1992, to Credit Agreement, dated as of October 3, 1989, between System Fuels and The Yasuda Trust and Banking Co., Ltd., New York Branch, as agent (Filed as Exhibit 4(a)5 to Form 10-K for the year ended December 31, 1991 in File No. 1-
3517).

C-1(d) Second Amendment, dated as of September 30, 1992, to Credit Agreement, dated as of October 3, 1989, between System Fuels and The Yasuda Trust and Banking Co., Ltd., New York Branch, as agent (Filed as
Exhibit 4(a)6 to Form 10-K for the year ended December 31, 1992 in File No. 1-3517).

C-1(e) Security Agreement, dated as of October 3, 1989, as amended, between System Fuels and The Yasuda Trust and Banking Co., Ltd., New York Branch, as agent (Filed as Exhibit B-3(c) to Rule 24 Certificate, dated October 6, 1989, in File No. 70-7668), as amended by First Amendment to Security Agreement, dated as of March 14, 1990 (Filed as Exhibit A to Rule 24 Certificate, dated March 7, 1990, in File No. 70-
7668)

C-1(f) Consent and Agreement, dated as of October 3, 1989, among System Fuels, The Yasuda Trust and Banking Co., Ltd., New York Branch, as agent, Entergy Arkansas, Entergy Louisiana, and System Energy (Filed as Exhibit B-5(c) to Rule 24 Certificate, dated October 6, 1989, in File No. 70-7668)

C-1(g) Guaranty of Entergy Corporation dated October 12, 1995 of Entergy Enterprises' payment and performance under Guaranty of Entergy Enterprises dated October 12, 1995, of amounts payable by EP Edegel, Inc. to reimburse Union Bank of Switzerland for drawings on Letter of Credit in amount of $10 million (filed as Exhibit C-1(l) to Form U5S for the year ended December 31, 1995).

C-1(h) Guaranty and Guaranty Agreement, each dated as of November 27, 1995, by Entergy Corporaton to Union Bank Switzerland, as Agent, of payment and performance of the Guaranty and Guaranty Agreement, by Entergy Enterprises of amounts payable by EP Edegel, Inc. pursuant to Union Bank of Switzerland Credit Agreement, each as amended by First Amendment, dated as of March 12, 1996 between Entergy Corporation and Union Bank of Switzerland (filed as Exhibit C-1(j) to Form U5S for the year ended December 31, 1995).

C-1(i) Share Sale Agreement (Revised) of December 12, 1995, relating to acquisition of CitiPower Limited, among State Electricity Commission of Victoria, the State of Victoria, Entergy Victoria LDC, Entergy Victoria Holding LDC and Entergy Corporation (filed as Exhibit C-1(o) to Form U5S for the year ended December 31, 1995 pursuant to Rule 104.).

C-1(j) Multi-Option Syndicated Facility Agreement, dated as of January 5, 1996, among CitiPower Limited as Borrower, Commonwealth Bank of Australia as Facility Agent, Bank of America N.T. & S.A. as Arranger, and Commonwealth Bank of Australia as Security Trustee (filed as Exhibit C-1(p) to Form U5S for the year ended December 31, 1995).

C-1(k) Undertaking Agreement, dated as of March 7, 1996, of Entergy Corporation to Commonwealth Bank of Australia as Facility-Agent, of CitiPower Limited's obligations up to maximum of $7,367,000 under the Multi-Option Syndicated Facility Agreement (filed as Exhibit C-1(q) to Form U5S for the year ended December 31, 1995).

C-1(l) Credit Agreement, dated as of September 13, 1996, among Entergy Corporation, Entergy Technology Holding Company, the Banks (The Bank of New York, Bank of America NT & SA, The Bank of Nova Scotia, Banque Nationale de Paris (Houston Agency), The First National Bank of Chicago, The Fuji Bank, Ltd., Societe Generale Southwest Agency, and CIBC Inc.) and The Bank of New York, as Agent (the "Entergy-ETHC Credit Agreement") (filed as Exhibit 4(a)12 to Form 10-K for the year ended December 31, 1996).

C-1(m) Amendment No. 1, dated as of October 22, 1996 to Credit Agreement Entergy-ETHC Credit Agreement (filed as Exhibit 4(a)13 to Form 10-K for the year ended December 31, 1996).

C-1(n) Guaranty and Acknowledgment Agreement, dated as of October 3, 1996, by Entergy Corporation to The Bank of New York of certain promissory notes issued by ETHC in connection with acquisition of 280 Equity Holdings, Ltd (filed as Exhibit 4(a)14 to Form 10-K for the year ended December 31, 1996).

C-1(o) Amendment, dated as of November 21, 1996, to Guaranty and Acknowledgment Agreement by Entergy Corporation to The Bank of New York of certain promissory notes issued by ETHC in connection with acquisition of 280 Equity Holdings, Ltd (filed as Exhibit 4(a)15 to Form 10-K for the year ended December 31, 1996).

C-1(p) Guaranty and Acknowledgment Agreement, dated as of November 21, 1996, by Entergy Corporation to The Bank of New York of certain promissory notes issued by ETHC in connection with acquisition of Sentry (filed as Exhibit 4(a)16 to Form 10-K for the year ended December 31, 1996).

C-1(q) Amended and Restated Credit Agreement, dated as of December 12, 1996, among Entergy, the Banks (Bank of America National Trust & Savings Association, The Bank of New York, The Chase Manhattan Bank, Citibank, N.A., Union Bank of Switzerland, ABN Amro Bank N.V., The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Mellon Bank, N.A., First National Bank of Commerce and Whitney National Bank) and Citibank, N.A., as Agent (filed as Exhibit 4(a)17 to Form 10-K for the year ended December 31, 1996).


ENTERGY ARKANSAS

*C-2(a)    Mortgage  and  Deed  of  Trust,  as  amended  by  fifty-four
Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: 7(d) in 2-5463 (Mortgage); 7(b) in 2-7121 (First); 7(c) in 2-7605 (Second); 7(d) in 2-8100 (Third); 7(a)-4 in 2-
8482 (Fourth); 7(a)-5 in 2-9149 (Fifth); 4(a)-6 in 2-9789 (Sixth); 4(a)-
7  in  2-10261 (Seventh); 4(a)-8 in 2-11043 (Eighth); 2(b)-9 in 2-11468
(Ninth); 2(b)-10 in 2-15767 (Tenth); D in 70-3952 (Eleventh); D in  70-
4099   (Twelfth);  4(d)  in  2-23185  (Thirteenth);  2(c)  in   2-24414
(Fourteenth); 2(c) in 2-25913 (Fifteenth); 2(c) in 2-28869 (Sixteenth); 2(d) in 2-28869 (Seventeenth); 2(c) in 2-35107 (Eighteenth); 2(d) in 2-
36646  (Nineteenth);  2(c)  in  2-39253 (Twentieth);  2(c)  in  2-41080
(Twenty-first); C-1 to Rule 24 Certificate in 70-5151 (Twenty-second); C-1 to Rule 24 Certificate in 70-5257 (Twenty-third); C to Rule 24 Certificate in 70-5343 (Twenty-fourth); C-1 to Rule 24 Certificate in 70-5404 (Twenty-fifth); C to Rule 24 Certificate in 70-5502 (Twenty-sixth); C-1 to Rule 24 Certificate in 70-5556 (Twenty-seventh); C-1 to Rule 24 Certificate in 70-5693 (Twenty-eighth); C-1 to Rule 24 Certificate in 70-6078 (Twenty-ninth); C-1 to Rule 24 Certificate in 70-6174 (Thirtieth); C-1 to Rule 24 Certificate in 70-6246 (Thirty-first); C-1 to Rule 24 Certificate in 70-6498 (Thirty-second); A-4b-2 to Rule 24 Certificate in 70-6326 (Thirty-third); C-1 to Rule 24 Certificate in 70-6607 (Thirty-fourth); C-1 to Rule 24 Certificate in 70-6650 (Thirty-fifth); C-1 to Rule 24 Certificate, dated December 1, 1982, in 70-6774 (Thirty-sixth); C-1 to Rule 24 Certificate, dated February 17, 1983, in 70-6774 (Thirty-seventh); A-2(a) to Rule 24 Certificate, dated December 5, 1984, in 70-6858 (Thirty-eighth); A-3(a) to Rule 24 Certificate in
70-7127   (Thirty-ninth);  A-7  to  Rule  24  Certificate  in   70-7068
(Fortieth); A-8(b) to Rule 24 Certificate, dated July 6, 1989, in 70-7346 (Forty-first); A-8(c) to Rule 24 Certificate, dated February 1, 1990, in 70-7346 (Forty-second); 4 to Form 10-Q for the quarter ended September 30, 1990, in 1-10764 (Forty-third); A-2(a) to Rule 24 Certificate, dated November 30, 1990, in 70-7802 (Forty-fourth); and A-2(b) to Rule 24 Certificate, dated January 24, 1991, in 70-7802 (Forty-fifth); and 4(d)(2) in 33-54298 (Forty-sixth) 4(c)(2) to Form 10-K for the year ended December 31, 1992 in 1-10764 (Forty-seventh); 4(b) to Form 10-Q for the quarter ended June 30, 1993 in 1-10764 (Forty-eighth); 4(c) to Form 10-Q for the quarter ended June 30, 1993 in 1-10764 (Forty-ninth); 4(b) to Form 10-Q for the quarter ended September 30, 1993 in 1-10764 (Fiftieth); 4(c) to Form 10-Q for the quarter ended September 30, 1993 in 1-10764 (Fifty-first); 4(a) to Form 10-Q for the quarter ended June 30, 1994 (Fifty-second); and C-2 to Form U5S for the year ended December 31, 1995 (Fifty-third); and (Fifty-fourth)).

C-2(b) Indenture for Unsecured Subordinated Debt Securities relating to Trust Securities between Entergy Arkansas and Bank of New York (as Trustee), dated as of August 1, 1996 (filed as Exhibit A-1(a) to Rule 24 Certificate dated August 26, 1996 in File No. 70-8723).

C-2(c)     Amended  and  Restated Trust Agreement of  Entergy  Arkansas
Capital I, dated as of August 14, 1996 (filed as Exhibit A-3(a) to Rule 24 Certificate dated August 26, 1996 in File No. 70-8723).

C-2(d) Guarantee Agreement between Entergy Arkansas (as Guarantor) and The Bank of New York (as Trustee), dated as of August 14, 1996, with respect to Entergy Arkansas Capital I's obligations on its 8 1/2% Cumulative Quarterly Income Preferred Securities, Series A (filed as Exhibit A-4(a) to Rule 24 Certificate dated August 26, 1996 in File No. 70-8723).


ENTERGY LOUISIANA

C-3(a) Mortgage and Deed of Trust, as amended by fifty-one Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: 7(d) in 2-5317 (Mortgage); 7(b) in 2-7408 (First); 7(c) in 2-8636 (Second); 4(b)-3 in 2-10412 (Third); 4(b)-4 in 2-12264
(Fourth); 2(b)-5 in 2-12936 (Fifth); D in 70-3862 (Sixth); 2(b)-7 in 2-
22340  (Seventh); 2(c) in 2-24429 (Eighth); 4(c)-9 in 2-25801  (Ninth);
4(c)-10 in 2-26911 (Tenth); 2(c) in 2-28123 (Eleventh); 2(c) in 2-34659
(Twelfth); C to Rule 24 Certificate in 70-4793 (Thirteenth); 2(b)-2 in 2-38378 (Fourteenth); 2(b)-2 in 2-39437 (Fifteenth); 2(b)-2 in 2-42523
(Sixteenth); C to Rule 24 Certificate in 70-5242 (Seventeenth); C to Rule 24 Certificate in 70-5330 (Eighteenth); C-1 to Rule 24 Certificate in 70-5449 (Nineteenth); C-1 to Rule 24 Certificate in 70-5550 (Twentieth); A-6(a) to Rule 24 Certificate in 70-5598 (Twenty-first); C-1 to Rule 24 Certificate in 70-5711 (Twenty-second); C-1 to Rule 24 Certificate in 70-5919 (Twenty-third); C-1 to Rule 24 Certificate in 70-6102 (Twenty-fourth); C-1 to Rule 24 Certificate in 70-6169 (Twenty-fifth); C-1 to Rule 24 Certificate in 70-6278 (Twenty-sixth); C-1 to Rule 24 Certificate in 70-6355 (Twenty-seventh); C-1 to Rule 24 Certificate in 70-6508 (Twenty-eighth); C-1 to Rule 24 Certificate in
70-6556   (Twenty-ninth);  C-1  to  Rule  24  Certificate  in   70-6635
(Thirtieth); C-1 to Rule 24 Certificate in 70-6834 (Thirty-first); C-1 to Rule 24 Certificate in 70-6886 (Thirty-second); C-1 to Rule 24 Certificate in 70-6993 (Thirty-third); C-2 to Rule 24 Certificate in 70-6993 (Thirty-fourth); C-3 to Rule 24 Certificate in 70-6993 (Thirty-fifth); A-2(a) to Rule 24 Certificate in 70-7166 (Thirty-sixth); A-2(a) to Rule 24 Certificate in 70-7226 (Thirty-seventh); C-1 to Rule 24 Certificate in 70-7270 (Thirty-eighth)); 4(a) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1988, in 1-8474 (Thirty-ninth); A-2(b) to Rule 24 Certificate in 70-7553 (Fortieth); A-2(d) to Rule 24 Certificate in 70-7553 (Forty-first); A-3(a) to Rule 24 Certificate, in 70-7822 (Forty-second); A-3(b) to Rule 24 Certificate in 70-7822 (Forty-third); A-2(b) to Rule 24 Certificate in 70-7822 (Forty-fourth); and A-3(c) to Rule 24 Certificate in 70-7822 (Forty-fifth); A-2(c) to Rule 24 Certificate dated April 7, 1993 in 70-7822 (Forty-sixth); A-3(d) to Rule 24 Certificate dated June 4, 1993 in 70-7822 (Forth-seventh); A-3(e) to Rule 24 Certificate dated December 21, 1993 in 70-7822 (Forty-eighth); A-3(f) to Rule 24 Certificate dated August 1, 1994 in 70-7822 (Forty-ninth); A-4(c) to Rule 24 Certificate dated September 28, 1994 in 70-7653 (Fiftieth); and A-2(a) to Rule 24 Certificate dated April 4, 1996 (Fifty-first))

C-3(b) Facility Lease No. 1, dated as of September 1, 1989, between First National Bank of Commerce, as Owner Trustee, and Entergy La. (Filed as Exhibit 4(c)-1 in Registration No. 33-30660)

C-3(c) Facility Lease No. 2, dated as of September 1, 1989, between First National Bank of Commerce, as Owner Trustee, and Entergy La. (Filed as Exhibit 4(c)-2 in Registration No. 33-30660)

C-3(d) Facility Lease No. 3, dated as of September 1, 1989, between First National Bank of Commerce, as Owner Trustee, and Entergy La. (Filed as Exhibit 4(c)-3 in Registration No. 33-30660)

C-3(e)    Indenture for Unsecured Subordinated Debt Securities relating to Trust Securities, dated as of July 1, 1996 (filed as Exhibit A-14(a) to Rule 24 Certificate dated July 25, 1996 in File No. 70-8487).

C-3(f) Amended and Restated Trust Agreement of Entergy Louisiana Capital I dated July 16, 1996 of Series A Preferred Securities (filed as Exhibit A-16(a) to Rule 24 Certificate dated July 25, 1996 in File No. 70-8487).

C-3(g)     Guarantee  Agreement  between Entergy  Louisiana,  Inc.  (as
Guarantor) and The Bank of New York (as Trustee) dated as of July 16, 1996 with respect to Entergy Louisiana Capital I's obligation on its 9% Cumulative Quarterly Income Preferred Securities, Series A (filed as Exhibit A-19(a) to Rule 24 Certificate dated July 25, 1996 in File No. 70-8487).

ENTERGY MISSISSIPPI

C-4(a) Mortgage and Deed of Trust, as amended by twenty-five Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: 7(d) in 2-5437 (Mortgage); 7(b) in 2-7051 (First); 7(c) in 2-7763 (Second); 7(d) in 2-8484 (Third); 4(b)-4 in 2-
10059  (Fourth); 2(b)-5 in 2-13942 (Fifth); A-11 to Form U-1 in 70-4116
(Sixth); 2(b)-7 in 2-23084 (Seventh); 4(c)-9 in 2-24234 (Eighth); 2(b)-
9(a)  in  2-25502 (Ninth); A-11(a) to Form U-1 in 70-4803  (Tenth);  A-
12(a) to Form U-1 in 70-4892 (Eleventh); A-13(a) to Form U-1 in 70-5165
(Twelfth); A-14(a) to Form U-1 in 70-5286 (Thirteenth); A-15(a) to Form U-1 in 70-5371 (Fourteenth); A-16(a) to Form U-1 in 70-5417
(Fifteenth); A-17 to Form U-1 in 70-5484 (Sixteenth); 2(a)-19 in 2-54234 (Seventeenth); C-1 to Rule 24 Certificate in 70-6619 (Eighteenth); A-2(c) to Rule 24 Certificate in 70-6672 (Nineteenth); A-2(d) to Rule 24 Certificate in 70-6672 (Twentieth); C-1(a) to Rule 24 Certificate in 70-6816 (Twenty-first); C-1(a) to Rule 24 Certificate in 70-7020 (Twenty-second); C-1(b) to Rule 24 Certificate in 70-7020 (Twenty-third); C-1(a) to Rule 24 Certificate in 70-7230 (Twenty-fourth); and A-2(a) to Rule 24 Certificate in 70-7419 (Twenty-fifth))

C-4(b) Mortgage and Deed of Trust, dated as of February 1, 1988, as amended by ten Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-2(a)-2 to Rule 24 Certificate in 70-7461 (Mortgage); A-2(b)-2 to Rule 24 Certificate in 70-7461 (First); A-5(b) to Rule 24 Certificate in 70-7419 (Second); A-4(b) to Rule 24 Certificate in 70-7554 (Third); and A-1(b)-1 to Rule 24 Certificate in 70-7737 (Fourth); A-2(b) to Rule 24 Certificate in 70-7914 (Fifth); A-2(e) to Rule 24 Certificate in 70-7914 (Sixth); A-2(g) to Form U-1 in 70-7914 (Seventh); A-2(i) to Rule 24 Certificate in 70-7914 (Eighth); A-2(j) to Rule 24 Certificate dated July 22, 1994 in 70-7914 (ninth)); and A-2(l) to Rule 24 Certificate dated April 21, 1995 in File No. 70-7914 (Tenth)).


ENTERGY NEW ORLEANS

C-5(a) Mortgage and Deed of Trust, as amended by eleven Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: B-3 in 2-5411 (Mortgage); 7(b) in 2-7674 (First); 4(a)-2 in 2-10126 (Second); 4(b) in 2-12136 (Third); 2(b)-4 in 2-17959
(Fourth); 2(b)-5 in 2-19807 (Fifth); D to Rule 24 Certificate in 70-4023 (Sixth); 2(c) in 2-24523 (Seventh); 4(c)-9 in 2-26031 (Eighth);
2(a)-3  in  2-50438 (Ninth); 2(a)-3 in 2-62575 (Tenth); and  A-2(b)  to
Rule 24 Certificate in 70-7262 (Eleventh)).

C-5(b) Mortgage and Deed of Trust, dated as of May 1, 1987, as amended by six Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-2(c) to Rule 24 Certificate in 70-7350 (Mortgage); A-5(b) to Rule 24 Certificate in 70-7350 (First); A-4(b) to Rule 24 Certificate in 70-7448 (Second); 4(f)4 to Form 10-K for the year ended December 31, 1992 in 0-5807 (Third); 4(a) to Form 10-Q for the quarter ended September 30, 1993 in 0-5807 (Fourth); 4(a) to Form 8-K dated April 26, 1995 in File No. 0-5807 (Fifth); and 4(a) to Form 8-K dated March 22, 1996 in File No. 0-5807 (Sixth)).


SYSTEM ENERGY

C-6(a) Mortgage and Deed of Trust, as amended by twenty-one Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-1 in 70-5890 (Mortgage); B and C to Rule 24 Certificate in 70-5890 (First); B to Rule 24 Certificate in 70-6259 (Second); 20(a)-5 to Form 10-Q for the quarter ended June 30, 1981, in 1-3517 (Third); A-1(e)-1 to Rule 24 Certificate in 70-6985 (Fourth); B to Rule 24 Certificate in 70-7021 (Fifth); B to Rule 24 Certificate in 70-7021 (Sixth); A-3(b) to Rule 24 Certificate in 70-7026 (Seventh); A-3(b) to Rule 24 Certificate in 70-7158 (Eighth); B to Rule 24 Certificate in 70-7123 (Ninth); B-1 to Rule 24 Certificate in 70-7272 (Tenth); B-2 to Rule 24 Certificate in 70-7272 (Eleventh); B-3 to Rule 24 Certificate in 70-7272 (Twelfth); B-1 to Rule 24 Certificate in 70-7382 (Thirteenth); and B-2 to Rule 24 Certificate in 70-7382 (Fourteenth); A-2(c) to Rule 24 Certificate in 70-7946 (Fifteenth); A-2(c) to Rule 24 Certificate in 70-7946 (Sixteenth); and A-2(d) to Rule 24 Certificate in 70-7946 (Seventeenth); A-2(e) to Rule 24 Certificate in 70-7946 (Eighteenth); and A-2(g) to Rule 24 Certificate dated May 6, 1994 in 70-7946 (Nineteenth); A-2(a)(1) to Rule 24 Certificate dated August 8, 1996 in File No. 70-8511 (Twentieth); and A-2(a)(2) to Rule 24 Certificate dated August 8, 1996 in File No. 70-8511 (Twenty-first)).

C-6(b) Facility Lease No. 1, dated as of December 1, 1988, between Meridian Trust Company and Stephen M. Carta, (Steven Kaba, Seccessor) as Owner Trustees, and System Energy (Filed as Exhibit B-2(c)(1) to Rule 24 Certificate, dated January 9, 1989, in File No. 70-7561), as supplemented by Lease Supplement No. 1 dated as of April 1, 1989 (B-22(b) (1) to Rule 24 Certificate dated April 21, 1989 in 70-7561) and Lease Supplement No. 2 dated as of January 1, 1994 (B-3(d) to Rule 24 Certificate dated January 31, 1994 in 70-8215).

C-6(c) Facility Lease No. 2, dated as of December 1, 1988, between Meridian Trust Company and Stephen M. Carta, as Owner Trustees, and System Energy (Filed as Exhibit B-2(c)(2) to Rule 24 Certificate, dated January 9, 1989, in File No. 70-7561), as supplemented by Lease Supplement No. 1 dated as of April 1, 1989 (B-22(b) (2) to Rule 24 Certificate dated April 21, 1989 in 70-7561) and Lease Supplement No. 2 dated as of January 1, 1994 (B-4(d) Rule 24 Certificate dated January 31, 1994 in 70-8215).

C-6(d) Indenture (for Unsecured Debt Securities), dated as of September 1, 1995, between System Energy Resources, Inc., and Chemical Bank (B-10(a) to Rule 24 Certificate in 70-8511).


ENTERGY GULF STATES

C-7(a) Indenture of Mortgage, as amended by certain Supplemental Indentures (B-a-I-1 in Registration No. 2-2449 (Mortgage); 7-A-9 in Registration No. 2-6893 (Seventh); B to Form 8-K dated September 1, 1959 (Eighteenth); B to Form 8-K dated February 1, 1966 (Twenty-second); B to Form 8-K dated March 1, 1967 (Twenty-third); C to Form 8-K dated March 1, 1968 (Twenty-fourth); B to Form 8-K dated November 1, 1968 (Twenty-fifth); B to Form 8-K dated April 1, 1969 (Twenty-sixth); 2-A-8 in Registration No. 2-66612 (Thirty-eighth); 4-2 to Form 10-K for the year ended December 31, 1984 in 1-2703 (Forty-eighth); 4-2 to Form 10-K for the year ended December 31, 1988 in 1-2703 (Fifty-second); 4 to Form 10-K for the year ended December 31, 1991 in 1-2703 (Fifty-third); 4 to Form 8-K dated July 29, 1992 in 1-2703 (Fifth-fourth); 4 to Form 10-K dated December 31, 1992 in 1-2703 (Fifty-fifth); 4 to Form 10-Q for the quarter ended March 31, 1993 in 1-2703 (Fifty-sixth); and 4-2 to Amendment No. 9 to Registration No. 2-76551 (Fifty-seventh))

C-7(b) Indenture, dated March 21, 1939, accepting resignation of The Chase National Bank of the City of New York as trustee and appointing Central Hanover Bank and Trust Company as successor trustee (Filed as Exhibit B-a-1-6 in Registration No. 2-4076).

C-7(c)    Trust Indenture for 9.72% Debentures due July 1, 1998 (Filed
as Exhibit 4 in Registration No. 33-40113).

C-7(d) Indenture for Unsecured Subordinated Debt Securities relating to Trust Securities, dated as of January 15, 1997 (filed as Exhibit A-11(a) to Rule 24 Certificate dated February 6, 1997 in File No. 70-
8721).

C-7(e) Amended and Restated Trust Agreement of Entergy Gulf States Capital I dated January 28, 1997 of Series A Preferred Securities (filed as Exhibit A-13(a) to Rule 24 Certificate dated February 6, 1997 in File No. 70-8721).

C-7(f) Guarantee Agreement between Entergy Gulf States, Inc. (as Guarantor) and The Bank of New York (as Trustee) dated as of January 28, 1997 with respect to Entergy Gulf States Capital I's obligation on its 8.75% Cumulative Quarterly Income Preferred Securities, Series A (filed as Exhibit A-14(a) to Rule 24 Certificate dated February 6, 1997 in File No. 70-8721).


ENTERGY CORPORATION SYSTEM COMPANIES

D-1 Copy of the Middle South Utilities, Inc. and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated April 28, 1988 (Filed as Exhibit D-1 to Form U5S for the year ended December 31,
1987).

D-2 Copy of First Amendment to the Middle South Utilities, Inc. and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated January 1, 1990 (Filed as Exhibit D-2 to Form U5S for the year ended December 31, 1989)

D-3 Copy of Second Amendment to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated January 1, 1992 (Filed as Exhibit D-3 to Form U5S for the year ended December 31, 1992)

D-4 Copy of Third Amendment to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated January 1, 1994 (Filed as Exhibit D-3(a) to Form U5S for the year ended December 31, 1993)

*D-5   Copy  of  Fourth  Amendment  to  the  Entergy  Corporation   and
Subsidiary  Companies  Intercompany Income  Tax  Allocation  Agreement


*F Entergy Arkansas Preferred Stock Redeemed During 1996; Entergy Arkansas Long-Term Debt, including First Mortgage Bonds, Retired During 1996; Entergy Gulf States Preferred Stock Redeemed During 1996; Entergy Gulf States Long-Term Debt Retired During 1996; Entergy Louisiana Preferred Stock Redeemed During 1996; Entergy Louisiana Long-Term Debt, including First Mortgage Bonds, Retired During 1996; Entergy Mississippi Preferred Stock Redeemed During 1996; Entergy Mississippi Long-Term Debt, including First Mortgage Bonds, Retired During 1996; Entergy New Orleans Preferred Stock Redeemed During 1996; Entergy New
Orleans General & Refunding Mortgage Bonds Retired During 1996; and System Energy Long-Term Debt, including First Mortgage Bonds Retired during 1996.

*G Financial Data Schedules for Entergy Corporation and Subsidiaries, Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., System Energy Resources, Inc., Entergy Corporation, Entergy Operations, Inc., Entergy Power, Inc., Entergy Services, Inc., System Fuels, Inc., Entergy Enterprises, Inc., Entergy Gulf States Corporation and Subsidiaries, Entergy Gulf States, Inc., GSG&T, Inc., Southern Gulf Railway Company, Varibus Corporation, Prudential Oil & Gas, Inc., and The Arklahoma Corporation.

H       Copy  of  organization chart for Entergy Corporation  and  it's subsidiaries showing the relationship of each EWG or foreign utility in which the system holds an interest to other system companies, dated December 31, 1996.

The following is a description of the organizational chart pursuant to Rule 304 of Regulation S-T:

Entergy Corporation is the parent corporation.

Entergy Corporation's direct subsidiaries consist of Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy New Orleans, Inc., Entergy Mississippi, Inc., Entergy Operations, Inc., System Energy Resources, Inc., Entergy Services, Inc., Entergy Power, Inc., Entergy Enterprises, Inc., Entergy Power Development Corporation, Entergy S.A., Entergy Transener S.A.,Entergy Power Marketing Corp., Entergy Power Operations Corporation, Entergy Power Edesur Holding, Ltd., Entergy Power International Corporation, Entergy Power Development International Corporation, Entergy power Holding Company.

Entergy Gulf States, Inc.'s direct subsidiaries are Varibus
Corporation, Prudential Oil & Gas Inc., GSG & T Inc. and Southern Gulf Railway Company.

Entergy Arkansas, Inc. owns 47.6% of The Arklahoma Corporation.

Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy New Orleans, Inc. and Entergy Mississippi, Inc. jointly own System Fuels, Inc.
Their amount of ownership is 35%, 33%, 19% and 13%, respectively.

Entergy Mississippi, Inc. owns Jackson Gas Light Company, Jackson Light & Traction Company and Light Heat and Water Company of Jackson,
Mississippi, all of which are inactive.

Entergy Enterprises, Inc. owns Entergy Integrated Solutions, Inc., Entergy Operations Services, Inc., and Entergy Nuclear, Inc.

Entergy Power Development Corporation owns Entergy Power CBA Holding Ltd., EP Edegel, Inc., Entergy Power Asia, Ltd., Entergy Richmond Power Corporation, Entergy do Brasil LTDA, and Entergy Pakistan, Ltd. EP Edegel, Inc. owns Entergy Peru S.A. which owns 34.7% of Generandes Peru S.A. which owns 20.82% of Edegel S.A. Entergy Richmond power Corporation owns 30% of Richmond Power Enterprises, L.P. Entergy Pakistan, Ltd. owns Entergy Power Liberty, Ltd.

Entergy Power Edesur Holding, Ltd. holds a 10% interest in Distrilec, S.A. Distrilec, S.A. holds a privatized 51% interest in Edesur S.A. Through Distrilec, S.A. Entergy Power Edesur Holding, Ltd. holds an indirect 5.1% interest in Edesur S.A.

Entergy Transener, S.A.  holds a 15% interest in Citilec, a consortium.
Citilec holds a 65% interest in Transener, S.A.   Through Citilec,
Entergy Transener, S.A. has a 9.75%  indirect interest in Transener.

Entergy, S. A.  holds a 6% interest in Central Costanera, S.A.

Entergy Technology Holding Company owns Entergy Technology Company, Sentry Management Corporation, 280 Security Holdings, Inc. and 13% of
NSS National Security Service, Inc.   Sentry Management Corporation
owns Sentry Alarms Systems of America, Inc., which owns Sonitrol Southeast, Inc. 280 Security Holdings, Inc. owns 87% of NSS National Security Services, Inc. NSS National Security Services, Inc. owns Automatic Detection Systems, Inc., which owns Allied Alarms, Inc.

NOTE: Unless otherwise indicated all subsidiaries are wholly (100%) owned. Neither Entergy Corporation nor any of its direct subsidiaries owns any preferred or preference stock of any other direct or indirect subsidiary of Entergy Corporation.

*I-1 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy S.A. for the year ended December 31, 1996 (Exhibit I-1 is being filed pursuant to Rule 104.).

*I-2 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy Power Development Corporation for the year ended December 31, 1996 (Exhibit I-2 is being filed pursuant to Rule 104.).

*I-3 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy Power Development International Corporation for the year ended December 31, 1996 (Exhibit I-3 is being filed pursuant to Rule 104.).

*I-4 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy Power Edesur Holding, Ltd. for the year ended December 31, 1996 (Exhibit I-4 is being filed pursuant to Rule 104.).

*I-5 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy Power Marketing Corporation for the year ended December 31, 1996 (Exhibit I-5 is being filed pursuant to Rule 104.).

*I-6 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy Power Operations Pakistan LDC for the year ended December 31, 1996 (Exhibit I-6 is being filed pursuant to Rule 104.).

*I-7 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy Transener S.A. for the year ended December 31, 1996 (Exhibit I-7 is being filed pursuant to Rule 104.).

_______________________

* Exhibits indicated by an asterisk preceding the exhibit number are filed herewith. The balance of the exhibits have heretofore been filed with the Securities and Exchange Commission, respectively, as the exhibits and in the file numbers indicated and are incorporated herein by reference.

The Jackson Gas Light Company, Jackson Light and Traction Company and The Light, Heat and Water Company of Jackson, Mississippi are inactive companies and copies of exhibits are not included for this reason. No exhibits pertaining to ARKCO are included. (See notes (4) and (5) to Item 1 of this Form.)

                                                   EXHIBIT F

ITEM 4.    SUPPORTING SCHEDULES


    Entergy Arkansas Preferred Stock Redeemed During 1996


                     Shares
      Series         Redeemed          Consideration

     8.84% Series      400,000         $10,624,000
     9.92% Series      160,000           4,000,000
     8.52% Series       50,000           5,000,000
    $2.40 Series     2,000,000          50,000,000
                     ---------         -----------
                     2,610,000         $69,624,000
                     =========         ===========


  Entergy Arkansas Long-Term Debt, including First Mortgage
                 Bonds, Retired During 1996*


                                Principal
     Series                      Amount         Consideration

  5 3/4% Series Due 1996       $ 25,000,000     $ 25,000,000
  6 1/4% Series Due 1996            200,000          200,000
  9 3/4% Series Due 2000          1,600,000        1,621,120
  10% Series Due 2020            58,352,000       58,352,000
  10 3/8% Series Due 2020        23,818,000       23,818,000
  8 3/4% Series Due 1998          3,800,000        3,815,980
  Jefferson County Pollution
    Control Revenue Bonds
    10% Series Due 1986-2000      1,700,000        1,700,000
                               ------------     ------------
                               $114,470,000     $114,507,100
                               ============     ============


ITEM 4.   SUPPORTING SCHEDULES (Continued)


  Entergy Gulf States Preferred Stock Redeemed During 1996

                                    Shares
   Series                          Redeemed         Consideration

 9.75% Series                       19,543          $1,954,300
 8.80% Series                       19,990           1,975,075
 8.64% Series                       28,000           2,800,000
 Adjustable Rate Series A, 7.39%    12,000           1,200,000
 Adjustable Rate Series B, 7.44%    22,500           2,250,000
                                   -------         -----------
                                   102,033         $10,179,375
                                   =======         ===========

   Entergy Gulf States Long-Term Debt Retired During 1996*

                                Principal
     Series                      Amount        Consideration

  5% Series Due 1996           $ 20,000,000    $ 20,000,000
  6.67% Series Due 1996          75,000,000      75,000,000
  7.46% Series Due 1999          29,000,000      30,196,250
  6.75% Series Due 2003           6,000,000       5,873,750
  6.41% Series Due 2001          47,250,000      45,959,375
  6.77% Series Due 2005          10,000,000       9,987,500
  8.25% Series Due 2004           8,000,000       8,400,000
  Iberville Parish Pollution
    Control Revenue Bonds
    7% Due 2006                     400,000         400,000
  Iberville Parish Pollution
    Control Revenue Bonds
    7% Due 2006                      25,000          25,000
  9.72% Debentures Due 1998      50,000,000      50,000,000
                               ------------    ------------
                               $245,675,000    $245,841,875
                               ============    ============

ITEM 4.     SUPPORTING SCHEDULES (Continued)


   Entergy Louisiana Preferred Stock Redeemed During 1996

                           Shares
      Series               Redeemed        Consideration

    8.56% Series              100,000      $10,314,000
    12.64% Series             300,370        7,509,250
    9.68% Series            2,000,000       50,000,585
                            ---------      -----------
                            2,400,370      $67,823,835
                            =========      ===========

 Entergy Louisiana Long-Term Debt, including First Mortgage
                 Bonds, Retired During 1996*

                                       Principal
     Series                             Amount        Consideration

  5 3/4% Series Due 1996              $ 35,000,000    $35,000,000
  10 1/8% Series Due 2020               95,000,000     95,000,000
  Ouachita Parish Pollution
    Control Revenue Bonds
    6.4% Due 1988-2007                      25,000         25,000
  St. Charles Parish Pollution
    Control Revenue Bonds
    6.4% Due 1988-2007                      50,000         50,000
  St. Charles Parish Industrial
    Development Bonds
    6.4% Due 1988-2007                      15,000         15,000
  St. Charles Parish Pollution
    Control Revenue Bonds
    8% Due 1990-2007                        45,000         45,000
  Ouachita Parish Industrial
    Development Revenue Bonds
    8% Due 1990-2007                        20,000         20,000
  Ouachita Parish Industrial
    Development Bonds
    8% Due 1990-2007                        15,000         15,000
  Town of Homer Future Obligations
    Due 1993-1997                           25,400         25,400
  Town of Lake Providence Future
    Obligations  Due 1994-2000              75,000         75,000
                                      ------------   ------------
                                      $130,270,000   $130,270,000
                                      ============   ============

ITEM 4.   SUPPORTING SCHEDULES (Continued)


  Entergy Mississippi Preferred Stock Redeemed During 1996


                           Shares
         Series            Redeemed        Consideration

    12.00% Series           27,700         $ 2,876,200
    9.76% Series            70,000           7,000,000
                            ------         -----------
                            97,700         $ 9,876,200
                            ======         ===========


Entergy Mississippi Long-Term Debt, including First Mortgage
                 Bonds, Retired During 1996*


                                   Principal
     Series                         Amount        Consideration

  5 1/8% Series Due 1996          $ 25,000,000    $25,000,000
  6 3/8% Series Due 1996            10,000,000     10,000,000
  11.18% Series Due 1996            26,000,000     26,000,000
  Washington County Pollution
    Control Revenue Bonds
    7-1/2% Due 1991-2004                15,000         15,000
                                  ------------    -----------
                                  $ 61,015,000    $61,015,000
                                  ============    ===========

ITEM 4.   SUPPORTING SCHEDULES (Concluded)


Entergy New Orleans Long-Term Debt, including First Mortgage
                 Bonds, Retired During 1996*




                                      Principal
      Series                           Amount        Consideration

   5 5/8% Series Due 1996            $23,250,000     $ 23,250,000
   General & Refunding Mortgage
     Bonds 10.95% Series Due 1997     30,000,000       30,000,000
                                     -----------     ------------
                                     $53,250,000     $ 53,250,000
                                     ===========     ============


System Energy Long Term Debt, including First Mortgage Bonds
                    Retired During 1996*


                                      Principal
     Series                            Amount        Consideration

  10.5 % Series Due 1996             $250,000,000    $250,000,000
  11.375 % Series Due 2016             70,319,000      75,100,692
  Claiborne County Pollution
    Control Bonds Series E 9 1/2%
    Due 2016                           90,000,000      92,700,000
                                     ------------    ------------
                                     $410,319,000    $417,800,692
                                     ============    ============

     * All retirements of securities were made in reliance on Rule 42 promulgated under the Holding Company Act.

                               SIGNATURE


Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                    ENTERGY CORPORATION
                    ENTERGY ARKANSAS, INC.
                    ENTERGY GULF STATES, INC.
                    ENTERGY LOUISIANA, INC.
                    ENTERGY MISSISSIPPI, INC.
                    ENTERGY NEW ORLEANS, INC.
                    SYSTEM ENERGY RESOURCES, INC.
                    ENTERGY OPERATIONS, INC.
                    ENTERGY SERVICES, INC.

                    By:            /s/Louis E. Buck, Jr.
                                   Louis E. Buck, Jr.
                               Vice President, Chief Accounting Officer


                    ENTERGY ENTERPRISES, INC.
                    SYSTEM FUELS, INC.
                    ENTERGY TECHNOLOGY HOLDING COMPANY
                    ENTERGY POWER OPERATIONS COMPANY
                    ENTERGY POWER DEVELOPMENT INTERNATIONAL CORP.
                    ENTERGY POWER, INC.
                    ENTERGY POWER MARKETING

                    By:          /s/Gerald D. McInvale
                                 Gerald D. McInvale
                            Executive Vice President, Chief Financial Officer

                    ENTERGY S. A.
                    ENTERGY POWR DEVELOPMENT CORPORATION
                    ENTERGY POWER EDESUR HOLDING, LTD.
                    ENTERGY POWER OPERATIONS CORPORATION
                    ENTERGY TRANSENER S. A.


                    By:            /s/ Terry L. Ogletree
                                   Terry L. Ogletree
                                      President


Dated:  May 1, 1997

                  CONSENT OF INDEPENDENT ACCOUNTANTS




We consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Entergy Corporation for the year ended December 31, 1996 filed pursuant to the Public Utility Holding Company Act of 1935, of our reports on the consolidated financial statements of Entergy Corporation and Subsidiaries and on the financial statements of its subsidiaries (Entergy Arkansas, Inc., formerly Arkansas Power & Light Company; Entergy Gulf States, Inc., formerly Gulf States Utilities Company; Entergy Louisiana, Inc., formerly Louisiana Power & Light Company; Entergy Mississippi, Inc., formerly Mississippi Power & Light Company; Entergy New Orleans, Inc., formerly New Orleans Public Service Inc.; and System Energy Resources, Inc., collectively referred to as "the Companies") dated February 13, 1997, which reports for Entergy Corporation and Entergy Gulf States, Inc. include an emphasis paragraph related to a rate-related contingency and an explanatory paragraph related to a change in accounting for the impairment of long-lived assets and long-lived assets to be disposed of, and which reports for Entergy Corporation, Entergy Arkansas, Inc., and System Energy Resources, Inc. include an explanatory paragraph related to a change in accounting for incremental nuclear plant outage maintenance costs, appearing in each of the Companies' Annual Reports on Form 10-K for the year ended December 31, 1996.


/s/ Coopers & Lybrand L.L.P.



New Orleans, Louisiana
April 25, 1997

                          ENTERGY CORPORATION AND SUBSIDIARIES
                        CONSOLIDATING STATEMENT OF INCOME (LOSS)
                              YEAR ENDED DECEMBER 31, 1996
                                     (In Thousands)

                                                                            INTERCOMPANY
                                                                           ELIMINATIONS
                                                                                AND          ENTERGY      ENTERGY       ENTERGY
                                                            CONSOLIDATED    ADJUSTMENTS      ARKANSAS   GULF STATES    LOUISIANA

Operating Revenues:
     Electric                                            $      6,450,940 $    1,032,652  $  1,743,433  $ 1,925,988  $   1,828,867
     Natural gas                                                  134,456            617          ....       34,050           ....
     Steam products                                                59,143      1,038,829          ....       59,143           ....
     Nonregulated and foreign energy-related businesses           518,987       (412,879)         ....         ....           ....
Equity in earnings of subsidiaries                                   ....        459,350          ....         ....           ....
                                                          ------------------------------------------------------------------------
                      Total                                     7,163,526      2,118,569     1,743,433    2,019,181      1,828,867
                                                          ------------------------------------------------------------------------
Operating Expenses:
     Operation:
         Fuel for electric generation
               and fuel-related expenses                        1,635,885            617       257,008      520,065        419,331
         Purchased power                                          704,744        890,173       432,825      295,960        403,322
         Nuclear refueling outages expenses                        55,148        577,168        29,365        8,660         15,885
         Other operation and maintenance                        1,577,383        235,038       358,789      402,719        297,667
     Depreciation and decommissioning                             790,948        (33,113)      167,878      206,070        167,779
     Taxes other than income taxes                                353,270         (9,444)       37,688      102,170         72,329
     Rate deferrals                                               (33,874)        18,241          ....         ....        (10,767)
     Amortization of rate deferrals                               401,301        (18,241)      149,730       71,639         26,875
                                                          ------------------------------------------------------------------------
                      Total                                     5,484,805      1,660,439     1,433,283    1,607,283      1,392,421
                                                          ------------------------------------------------------------------------
Operating Income                                                1,678,721        458,130       310,150      411,898        436,446
                                                          ------------------------------------------------------------------------
Other Income:
     Allowance for equity funds used during
         construction                                               9,951              1         3,886        2,618            862
     Write-off of River Bend rate deferrals                      (194,498)          ....          ....     (194,498)          ....
     Miscellaneous - net                                          137,583        (17,857)       32,591       69,841          2,933
                                                          ------------------------------------------------------------------------
                      Total                                       (46,964)       (17,856)       36,477     (122,039)         3,795
                                                          ------------------------------------------------------------------------
Interest and Other Charges:
     Interest on long-term debt                                   674,532        (77,545)       98,531      181,071        122,604
     Other interest - net                                          49,053          4,973         6,257       12,819          6,938
     Distributions on preferred securities of subsidiary            4,797           ....         1,927         ....          2,870
     Allowance for borrowed funds used during
      construction                                                 (8,347)          ....        (2,330)      (2,235)        (1,493)
     Preferred dividend requirements of subsidiaries               70,536        (70,536)         ....         ....           ....
                                                          ------------------------------------------------------------------------
                      Total                                       790,571      (143,108)       104,385      191,655        130,919
                                                          ------------------------------------------------------------------------

Income Before Income Taxes                                        841,186        583,382       242,242       98,204        309,322

Income Taxes                                                      421,159         28,004        84,444      102,091        118,560
                                                          ------------------------------------------------------------------------

Income before the Cumulative Effect of
     Accounting Changes                                           420,027        555,378       157,798       (3,887)       190,762
Cumulative Effect of Accounting Changes
     (net of tax)                                                    ....           ....          ....         ....           ....
                                                          ------------------------------------------------------------------------
Net Income (Loss)                                         $       420,027  $     555,378  $    157,798  $    (3,887) $     190,762
                                                          ========================================================================

Earnings per average common share before
 cumulative effect of a change in accounting principle              $1.83
Earnings per average common share                                   $1.83
Dividends declared per common share                                 $1.80
Average number of common shares outstanding                   229,084,241




    ENTERGY     ENTERGY       SYSTEM      ENTERGY        ENTERGY     ENTERGY     ENTERGY     SYSTEM        ENTERGY
  MISSISSIPPI NEW ORLEANS     ENERGY     CORPORATION    OPERATIONS    POWER      SERVICES     FUELS      ENTERPRISES
                                                                                                           (unaudited)

$    958,430 $    403,254  $   623,620  $       ....   $      ....   $   ....    $   ....    $   ....     $     ....
        ....      101,023         ....          ....          ....       ....        ....        ....           ....
        ....         ....         ....          ....       598,546       ....     440,283     211,071           ....
        ....         ....         ....          ....          ....    106,108        ....        ....         63,522
        ....         ....         ....       459,350          ....       ....        ....        ....           ....
--------------------------------------------------------------------------------------------------------------------
     958,430      504,277      623,620       459,350       598,546    106,108     440,283     211,071         63,522
--------------------------------------------------------------------------------------------------------------------



     207,116      129,059       43,761          ....          ....     60,162        ....        ....           ....
     272,812      176,450         ....          ....          ....     13,548        ....        ....           ....
        ....         ....        1,239          ....       577,167       ....        ....        ....           ....
     122,628       71,421      105,453        34,402          ....     15,961     403,381     211,780        101,240
      40,313       20,007      128,474          ....         1,161      5,580      20,573        ....          5,059
      43,389       27,388       27,654           828        17,693      1,085      13,602         932           ....
        ....       (4,866)        ....          ....          ....       ....        ....        ....           ....
     107,576       27,240         ....          ....          ....       ....        ....        ....           ....
--------------------------------------------------------------------------------------------------------------------
     793,834      446,699      306,581        35,230       596,021     96,336     437,556     212,712        106,299
--------------------------------------------------------------------------------------------------------------------
     164,596       57,578      317,039       424,120         2,525      9,772       2,727      (1,641)       (42,777)
--------------------------------------------------------------------------------------------------------------------


       1,143          321        1,122          ....          ....       ....        ....        ....           ....
        ....         ....         ....          ....          ....       ....        ....        ....           ....
       1,662        1,146        5,234         4,840          ....      1,091         388       7,253        (16,962)
--------------------------------------------------------------------------------------------------------------------
       2,805        1,467        6,356         4,840          ....      1,091         388       7,253        (16,962)
--------------------------------------------------------------------------------------------------------------------

      44,137       15,268      135,376          ....          ....       ....        ....        ....           ....
       3,870        1,036        8,344        10,491           919        119       3,233       1,237          3,910
        ....         ....         ....          ....          ....       ....        ....        ....           ....

        (923)        (252)      (1,114)         ....          ....       ....        ....        ....           ....
        ....         ....         ....          ....          ....       ....        ....        ....           ....
--------------------------------------------------------------------------------------------------------------------
      47,084       16,052      142,606        10,491           919        119       3,233       1,237          3,910
--------------------------------------------------------------------------------------------------------------------

     120,317       42,993      180,789       418,469         1,606     10,744        (118)      4,375        (63,649)

      41,106       16,217       82,121        (1,558)        1,606      4,694        (118)      4,375        (22,084)
--------------------------------------------------------------------------------------------------------------------


      79,211       26,776       98,668       420,027          ....      6,050        ....        ....        (41,565)

        ....         ....         ....          ....          ....       ....        ....        ....           ....
--------------------------------------------------------------------------------------------------------------------
$     79,211  $    26,776  $    98,668  $    420,027   $      ....   $  6,050 $      ....  $     ....   $    (41,565)
====================================================================================================================

                        ENTERGY CORPORATION AND SUBSIDIARIES
                       CONSOLIDATING STATEMENT OF CASH FLOWS
                            YEAR ENDED DECEMBER 31, 1996
                                   (In Thousands)

                                                                         INTERCOMPANY
                                                                         ELIMINATIONS
                                                                             AND       ENTERGY      ENTERGY       ENTERGY
OPERATING ACTIVITIES:                                     CONSOLIDATED   ADJUSTMENTS   ARKANSAS   GULF STATES    LOUISIANA

Net Income (Loss)                                        $      420,027 $    554,097 $   157,798 $      (3,887) $   190,762
Noncash items included in net income
     Write-off of River Bend rate deferrals                     194,498       ....          ....       194,498         ....
     Change in rate deferrals/ excess capacity                  423,036      (24,359)    139,701        72,597       19,860
     Depreciation, amortization and decommissioning             790,948        4,037     167,878       206,070      167,779
     Deferred income taxes and investment tax credits            76,920       (3,707)    (46,026)      101,380       18,809
     Allowance for equity funds used during construction         (9,951)          (1)     (3,886)       (2,618)        (862)
     Equity in earnings of subsidiaries                            ....     (459,350)       ....          ....         ....
     Accrued pension liability                                     ....        1,026        ....          ....         ....
     Provisions for estimated losses                             31,063       21,336       4,125        (1,885)       3,240
Changes in working capital:                                                   ....
     Receivables                                                (30,322)     (50,289)     (4,292)        3,691       (4,889)
     Fuel inventory                                             (17,220)       5,879         137       (12,868)        ....
     Accounts payable                                             4,011       26,698      (1,112)      (26,706)      22,838
     Taxes accrued                                              (27,488)      13,625      14,035        (1,266)     (11,222)
      Interest accrued                                            7,176       (2,244)     (2,615)       (7,186)       5,047
      Reserve for rate refund                                      ....        ....                       ....         ....
     Other working capital accounts                            (121,692)     (50,023)     (7,529)     (139,124)     (26,831)
Common stock dividends received                                    ....      554,200        ....          ....         ....
Change in other regulatory assets                               (85,051)      32,790        ....       (17,303)      (6,385)
Change in decommissioning trust                                (52,204)       ....       (18,961)       (5,922)      (8,790)
Other                                                         (146,238)       57,327     (22,675)      (37,116)     (17,685)
                                                             --------------------------------------------------------------
Net cash flow provided (used) by operating activities         1,457,513      681,042     376,578       322,355      351,671
                                                             --------------------------------------------------------------

INVESTING ACTIVITIES:
Construction expenditures                                      (571,890)       3,408    (145,529)     (154,993)    (103,187)
Allowance for equity funds used during construction               9,951            1       3,886         2,618          862
Nuclear fuel sales (expenditures) - net                        (123,929)      28,017     (26,084)      (25,124)        ....
Proceeds from sale/leaseback of nuclear fuel                    109,980      (14,035)     25,451        26,523         ....
Acquisition of Citipower                                     (1,156,112)          11        ....          ....         ....
Investment in nonregulated/nonutility properties                (76,091)       1,251        ....          ....         ....
Proceeds from sale of Hub River stock                            26,955      (26,955)       ....          ....         ....
Proceeds from sale of Independence 2                             39,398      (39,398)       ....          ....         ....
Proceeds from sale of non-utility property                         ....       ....          ....          ....         ....
Other                                                           (32,619)    (211,752)       ....          ....         ....
                                                             --------------------------------------------------------------
Net cash flow used by investing activities                   (1,774,357)    (259,452)   (142,276)     (150,976)    (102,325)
                                                             --------------------------------------------------------------

FINANCING ACTIVITIES:
Proceeds from issuance of:
     General and refunding mortgage bonds                        39,608        ....         ....          ....         ....
     First mortgage bonds                                       431,906       ....        84,256          ....      113,994
     Bank notes and other long-term debt                      1,066,858       17,517        ....           780         ....
     Common stock                                               118,087       20,563        ....          ....         ....
     Preferred securities of subsidiaries' trusts               125,963        ....       58,168          ....       67,795
Retirement of:
     First mortgage bonds                                      (821,575)       ....     (112,807)     (195,417)    (130,000)
     General and refunding mortgage bonds                       (56,000)       ....         ....          ....         ....
     Other long-term debt                                      (145,110)     (31,324)     (1,700)      (50,425)        (270)
Redemption of preferred stock                                  (157,503)       ....      (69,624)      (10,179)     (67,824)
Dividends paid:
     Common stock                                              (405,346)    (550,075)   (142,800)         ....     (179,200)
     Preferred stock                                               ....      (71,109)    (17,736)      (28,336)     (19,072)
Change in advances from parent company                             ....       ....          ....          ....         ....
Changes in short-term borrowings                                (24,981)      74,795        ....          ....      (45,393)
Other                                                              ....      211,606        ....          ....         ....
                                                             --------------------------------------------------------------
Net cash flow provided (used) by financing activities           171,907     (328,027)   (202,243)     (283,577)    (259,970)
                                                             --------------------------------------------------------------

Effect of exchange rates on cash and cash equivalents                50         (355)       ....          ....         ....
                                                             --------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents           (144,887)      93,208      32,059      (112,198)     (10,624)
Cash and cash equivalents at beginning of year                  533,590       15,161      11,798       234,604       34,370
                                                             --------------------------------------------------------------
Cash and cash equivalents at end of year                     $  388,703 $    108,369 $    43,857 $     122,406 $     23,746
                                                             ==============================================================




   ENTERGY       ENTERGY      SYSTEM      ENTERGY     ENTERGY     ENTERGY     ENTERGY    SYSTEM      ENTERGY
 MISSISSIPPI   NEW ORLEANS    ENERGY    CORPORATION  OPERATIONS    POWER     SERVICES     FUELS    ENTERPRISES
                                                                                                   (unaudited)
$      79,211 $     26,776 $    98,668 $    420,027 $      .... $     6,050 $     .... $     .... $     (41,565)

         ....         ....        ....         ....        ....        ....       ....       ....          ....
      130,602       35,917        ....         ....        ....        ....       ....       ....          ....
       40,313       20,007     128,474        1,628       1,161       5,580     20,573      1,798         5,059
      (32,887)     (12,274)     48,975        8,499          20      (9,486)    (1,051)      (626)       (5,268)
       (1,143)        (321)     (1,122)        ....        ....        ....       ....       ....          ....
         ....         ....        ....     (459,350)       ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....      1,026       ....          ....
         ....         ....      46,919         ....        ....        ....       ....       ....          ....

       (4,123)         832       3,436        3,232      (7,831)      4,102    (47,387)   (68,561)      (13,446)
           20         ....        ....         ....        ....       1,370       ....     (9,541)         ....
           88       (5,638)        560        9,919      (1,348)     (5,455)    26,482     53,398         7,385
       (2,157)      (4,350)     (4,825)        ....        ....      (1,890)      ....      6,969          ....
         (925)         214      (2,548)        ....        ....        ....       ....       ....          ....

        4,074       (5,216)    (13,430)      (1,170)     (1,381)       (350)    22,125        483         4,610
         ....         ....        ....      554,200        ....        ....       ....       ....          ....
      (28,573)        ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....     (18,531)        ....        ....        ....       ....       ....          ....
       (2,534)     (11,941)        281       (3,524)       (758)        958      5,445      1,924        16,555
---------------------------------------------------------------------------------------------------------------
      181,966       44,006     286,857      533,461     (10,137)        879     27,213    (14,156)      (26,670)
---------------------------------------------------------------------------------------------------------------


      (85,018)     (27,956)    (29,469)        ....        (232)       (356)   (21,742)      ....          ....
        1,143          321       1,122         ....        ....        ....       ....       ....          ....
         ....         ....     (44,704)        ....        ....        ....       ....       ....          ....
         ....         ....      43,971         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....        (2,273)
         ....         ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....     (266,681)       ....      37,800       ....       ....       (40,013)
---------------------------------------------------------------------------------------------------------------
      (83,875)     (27,635)    (29,080)    (266,681)       (232)     37,444    (21,742)      ....       (42,286)
---------------------------------------------------------------------------------------------------------------



         ....       39,608        ....         ....        ....        ....       ....       ....          ....
         ....         ....     233,656         ....        ....        ....       ....       ....          ....
         ....         ....     133,933                     ....        ....       ....       ....          ....
         ....         ....        ....      118,087        ....        ....       ....       ....          ....
                                                                                             ....          ....

      (35,000)     (23,250)   (325,101)        ....        ....        ....       ....       ....          ....
      (26,000)     (30,000)       ....         ....        ....        ....       ....       ....          ....
          (15)        ....     (92,700)        ....        ....        ....       ....    (31,418)         ....
       (9,876)        ....        ....         ....        ....        ....       ....       ....          ....

      (79,900)     (34,000)   (112,500)    (405,346)       ....        ....       ....       ....          ....
       (5,000)        (965)       ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....        28,000
       50,253         ....      (2,990)      20,000       9,128        ....      6,507     46,680          ....
         ....         ....        ....         ....        ....     (75,000)      ....       ....        14,123
---------------------------------------------------------------------------------------------------------------
     (105,538)     (48,607)   (165,702)    (267,259)      9,128     (75,000)     6,507     15,262        42,123
---------------------------------------------------------------------------------------------------------------

         ....         ....        ....         ....        ....        ....       ....       ....          ....
---------------------------------------------------------------------------------------------------------------

       (7,447)     (32,236)     92,075         (479)     (1,241)    (36,677)    11,978      1,106       (26,833)
       16,945       49,746         240      129,144       1,241      59,482     10,396      1,020        48,114
---------------------------------------------------------------------------------------------------------------
$       9,498 $     17,510 $    92,315 $    128,665 $      .... $    22,805 $   22,374 $    2,126 $      21,281
===============================================================================================================


                    ENTERGY CORPORATION AND SUBSIDIARIES
                        CONSOLIDATING BALANCE SHEET
                            DECEMBER 31, 1996
                             (In Thousands)

                                                                               INTERCOMPANY
                                                                               ELIMINATIONS
                                                                                   AND        ENTERGY     ENTERGY      ENTERGY
                            ASSETS                               CONSOLIDATED  ADJUSTMENTS    ARKANSAS   GULF STATES  LOUISIANA
Current Assets:
     Cash and cash equivalents:
         Cash                                                   $      34,807 $     (12,202) $    5,117 $     6,573 $      1,804
         Temporary cash investments:
            Associated companies                                         ....        70,131      17,462      45,234         ....
            Other                                                     346,782      (207,241)     21,278      70,599       21,942
         Special deposits                                               7,114          ....        ....        ....         ....
                                                                ----------------------------------------------------------------
            Total cash and cash equivalents                           388,703      (149,312)     43,857     122,406       23,746
     Notes receivable
     Accounts receivable:
         Customer                                                     333,876       (20,965)     73,470      89,880       75,252
         Allowance for doubtful accounts                               (9,189)        1,367      (2,326)     (1,997)      (1,429)
         Associated companies                                            ....       108,836      45,303       2,777       11,606
         Other                                                         99,066       (51,490)      5,862      30,758        7,053
         Accrued unbilled revenues                                    351,429       (40,988)    104,764      75,351       63,879
     Bulk power receivable:
         Associated companies                                            ....        44,003        ....        ....         ....
         Other                                                           ....        12,694        ....        ....         ....
     Deferred fuel  costs                                             122,184         2,956        ....      99,503       18,347
     Accumulated deferred income taxes                                   ....        56,714        ....      56,714         ....
     Recoverable income taxes                                            ....          ....        ....        ....         ....
     Fuel inventory - at average cost and LIFO                        139,603       (30,614)     57,319      45,009         ....
     Materials and supplies - at average cost                         339,622       (74,569)     72,976      86,157       78,449
     Rate deferrals                                                   444,543            (1)    153,141     105,456        5,749
     Deferred excess capacity                                            ....         9,005       9,005        ....         ....
     Prepayments and other                                            152,696       (47,104)     32,025      16,321       41,650
                                                                ----------------------------------------------------------------
                      Total                                         2,362,533      (179,468)    595,396     728,335      324,302
                                                                ----------------------------------------------------------------

Other Property and Investments:
     Common stock of subsidiaries consolidated                           ....          ....        ....        ....         ....
     Decommissioning trust funds                                      357,962       (62,224)    203,274      41,983       50,481
     Investment in subsidiary companies - at equity                       210        34,021      11,211        ....       14,230
     Other                                                            571,901      (498,037)      5,058      38,358       22,525
                                                                ----------------------------------------------------------------
                      Total                                           930,073      (526,240)    219,543      80,341       87,236
                                                                ----------------------------------------------------------------

Utility Plant:
     Electric                                                      22,811,164    (3,832,114)  4,578,728   7,112,021    4,997,456
     Plant acquisition adjustment                                     455,425      (455,425)       ....        ....         ....
     Electric plant under leases                                      679,991      (679,991)       ....        ....         ....
     Property under capital leases - electric                         147,277       215,974      57,869      72,800      232,582
     Natural gas                                                      168,143          ....        ....      45,443         ....
     Steam products                                                    81,743          ....        ....      81,743         ....
     Construction work in progress                                    401,676       (67,416)     83,524     112,137       56,180
     Nuclear fuel under capital leases                                250,651       (83,558)     79,103      49,833       38,157
     Nuclear fuel                                                     112,625          ....      27,500        ....       34,191
                                                                ----------------------------------------------------------------
                      Total                                        25,108,695    (4,953,464)  4,826,724   7,473,977    5,358,566
     Less - Accumulated depreciation and amortization               8,885,572    (1,108,641)  1,976,204   2,846,083    1,881,847
                                                                ----------------------------------------------------------------
                       Utility plant - net                         16,223,123    (3,844,823)  2,850,520   4,627,894    3,476,719
                                                                ----------------------------------------------------------------

Deferred Debits and Other Assets:
     Rate deferrals                                                   399,493          ....      75,249     120,158         ....
     Accumulated deferred income taxes                                   ....         2,164        ....        ....         ....
     Deferred excess capacity                                            ....          ....        ....        ....         ....
     SFAS 109 regulatory asset - net                                1,196,041      (264,757)    244,767     372,817      295,836
     Long-term receivables                                            216,082          ....        ....     216,082         ....
     Unamortized loss on reaquired debt                               217,664       (57,786)     56,664      54,761       37,552
     CitiPower license (net of $15.4 million of amortization)         606,214      (606,214)       ....        ....         ....
     Other                                                            815,071      (334,586)    111,678     231,060       57,633
                                                                ----------------------------------------------------------------
                      Total                                         3,450,565    (1,261,179)    488,358     994,878      391,021
                                                                ----------------------------------------------------------------
                                 Total                          $  22,966,294  $ (5,811,710) $4,153,817 $ 6,431,448 $  4,279,278
                                                                ================================================================



  ENTERGY      ENTERGY     SYSTEM      ENTERGY     ENTERGY     ENTERGY    ENTERGY    SYSTEM      ENTERGY
MISSISSIPPI  NEW ORLEANS   ENERGY    CORPORATION  OPERATIONS    POWER     SERVICES    FUELS    ENTERPRISES
                                                                                               (unaudited)

      2,384 $      1,015 $       26 $         23 $      .... $    2,256 $    5,712 $    2,126 $     21,281

       ....        7,435     41,600       57,986        ....       ....       ....       ....         ....
       ....        9,060     50,689       70,656        ....     20,549     16,662       ....         ....
      7,114         ....       ....         ....        ....       ....       ....       ....         ....
----------------------------------------------------------------------------------------------------------
      9,498       17,510     92,315      128,665        ....     22,805     22,374      2,126       21,281


     46,183       28,126       ....         ....        ....       ....       ....       ....         ....
     (1,374)        (696)      ....         ....        ....       ....       ....       ....         ....
      4,382          714     71,337        5,940      35,284      2,987     44,054     69,420       26,308
      2,014        1,764      2,522         ....        ....      6,208        125      1,850        2,931
     49,383       17,064       ....         ....        ....       ....       ....       ....         ....

       ....         ....       ....         ....        ....       ....     44,003       ....         ....
       ....         ....       ....         ....        ....       ....     12,694       ....         ....
       ....        7,290       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
      6,661         ....       ....         ....        ....      2,424       ....     34,171         ....
     17,567        9,904     66,302         ....        ....      2,294       ....       ....         ....
    142,504       37,692       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
      7,434        7,157     28,934       20,767         643       ....      1,005       ....          275
----------------------------------------------------------------------------------------------------------
    284,252      126,525    261,410      155,372      35,927     36,718    124,255    107,567       50,795
----------------------------------------------------------------------------------------------------------


       ....         ....       ....    6,531,729        ....       ....       ....       ....         ....
       ....         ....     62,223         ....        ....       ....       ....       ....         ....
      5,531        3,259       ....         ....        ....       ....       ....       ....         ....
      7,923         ....       ....         ....        ....       ....       ....       ....      103,701
----------------------------------------------------------------------------------------------------------
     13,454        3,259     62,223    6,531,729        ....       ....       ....       ....      103,701
----------------------------------------------------------------------------------------------------------


  1,633,484      503,061  2,994,445         ....      11,254    182,153    154,300     24,424         ....
       ....         ....       ....         ....        ....        600       ....       ....         ....
       ....         ....    447,409         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....     14,886         ....
       ....      122,700       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
     47,373       18,247     41,362         ....         576      4,038     16,799       ....         ....
       ....         ....     83,558         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....     50,934         ....
----------------------------------------------------------------------------------------------------------
  1,680,857      644,008  3,566,774         ....      11,830    186,791    171,099     90,244         ....
    635,754      347,790    974,472         ....       7,025     86,330     89,253     23,599         ....
----------------------------------------------------------------------------------------------------------
  1,045,103      296,218  2,592,302         ....       4,805    100,461     81,846     66,645         ....
----------------------------------------------------------------------------------------------------------


    104,588       99,498       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....         857       ....      2,164       ....       18,174
       ....         ....       ....         ....        ....       ....       ....       ....         ....
     11,813        6,051    264,758         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
      9,254        1,647     57,785         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
     53,002       16,798    222,815       74,891       1,870        358     10,314        110       12,364
----------------------------------------------------------------------------------------------------------
    178,657      123,994    545,358       74,891       2,727        358     12,478        110       30,538
----------------------------------------------------------------------------------------------------------
  1,521,466 $    549,996 $3,461,293 $  6,761,992 $    43,459 $  137,537 $  218,579 $  174,322 $    185,034
==========================================================================================================

                        ENTERGY CORPORATION AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31,1996
                                 (In Thousands)

                                                                    INTERCOMPANY
                                                                    ELIMINATIONS
                                                                        AND         ENTERGY     ENTERGY     ENTERGY
     LIABILITIES AND SHAREHOLDERS' EQUITY             CONSOLIDATED   ADJUSTMENTS     ARKANSAS GULF STATES  LOUISIANA
Current Liabilities:
    Currently maturing long-term debt                  $   345,620 $        .... $     32,465 $   160,865 $    34,275
    Notes payable:
            Associated companies                              ....       113,279         ....        ....      31,066
            Other                                           20,686           (19)         667        ....        ....
     Accounts payable:
            Associated companies                              ....       315,836       91,205      55,630      73,389
            Other                                          554,558      (166,367)      97,589      85,541      89,550
     Bulk power payable:
           Associated companies                               ....        11,597         ....        ....        ....
           Other                                              ....        62,691         ....        ....        ....
     Customer deposits                                     155,534        (3,860)      21,800      25,572      59,070
     Taxes accrued                                         180,340        15,846       54,194      36,147       7,390
     Accumulated deferred income taxes                      78,010        56,714       70,506        ....        ....
     Interest accrued                                      203,425       (16,283)      27,625      49,651      49,249
     Dividends declared                                      8,950             1        2,832       1,204       3,489
     Deferred fuel cost                                       ....         6,955        6,955        ....        ....
     Co-owner advances                                        ....        33,873       33,873        ....        ....
     Obligations under capital leases                      151,287        (3,093)      53,012      39,110      28,000
     Other                                                 184,157       (67,979)      15,135      29,336       4,940
                                                       --------------------------------------------------------------
                      Total                              1,882,567       359,191      507,858     483,056     380,418
                                                       --------------------------------------------------------------

Deferred Credits and Other Liabilities:
     Accumulated deferred income taxes                   3,770,760        21,326      785,994   1,200,935     831,093
     Accumulated deferred investment tax credits           607,641          (299)     108,307     219,188     139,899
     FERC Settlement - refund obligation                      ....        52,839         ....        ....        ....
     Deferred revenue                                         ....         1,089         ....        ....        ....
     SFAS 109 regulatory liability - net                      ....          ....         ....        ....        ....
     Obligations under capital leases                      247,360       (13,815)      83,940      83,524      10,156
     Other                                               1,298,306      (125,548)     113,998     573,440     131,474
                                                       --------------------------------------------------------------
                      Total                              5,924,067       (64,408)   1,092,239   2,077,087   1,112,622
                                                       --------------------------------------------------------------

     Long-term debt                                      7,590,804    (1,060,026)   1,255,388   1,915,346   1,373,233
     Subsidiaries' preferred stock with sinking fund       216,986          ....       40,027      77,459      92,500
     Subsidiary's preference stock                         150,000          ....         ....     150,000        ....
     Company-obligated mandatorily redeemable
      preferred securities of subsidiary trust holding
      soley junior subordinated deferrable debentures      130,000          ....       60,000        ....      70,000
     Notes payable to associated companies                    ....          ....         ....        ....        ....

Shareholders' Equity:
     Subsidiaries' preferred stock without sinking fund    430,955          ....      116,350     136,444     100,500
     Common stock, $.01par value, authorized
      500,000,000 shares; issued and outstanding
      230,017,485 shares                                     2,345          ....         ....        ....        ....
     Common stock of subsidiaries                             ....     2,225,925          470     114,055   1,088,900
     Paid in capital                                     4,320,591     1,955,097      590,169   1,152,689        ....
     Capital stock expense and other                          ....        (2,802)        ....        ....      (2,659)
     Retained earnings                                   2,341,703     1,179,594      491,316     325,312      63,764
     Cumulative foreign currency translation                21,725          ....         ....        ....        ....
     Less - treasury stock (1,496,118 shares in 1996)       45,449          ....         ....        ....        ....
                                                       --------------------------------------------------------------
             Total common shareholders' equity           7,071,870     5,357,814    1,198,305   1,728,500   1,250,505
                                                       --------------------------------------------------------------

                                 Total                 $22,966,294 $   4,592,571 $  4,153,817 $ 6,431,448 $ 4,279,278
                                                       ==============================================================




   ENTERGY      ENTERGY      SYSTEM      ENTERGY    ENTERGY     ENTERGY   ENTERGY     SYSTEM       ENTERGY
 MISSISSIPPI  NEW ORLEANS   ENERGY     CORPORATION OPERATIONS   POWER      SERVICES    FUELS     ENTERPRISES
                                                                                                (unaudited)
$     96,015 $     12,000 $    10,000 $      ....  $    ....   $   ....   $   ....   $   ....    $     ....

      50,253         ....        ....        ....     14,908       ....     17,052     56,438          ....
        ....         ....        ....      20,000       ....       ....       ....       ....           605

      32,878       18,757      18,245      11,613      8,934      1,309      3,876      4,208         1,178
      23,701       14,130      18,836          22     16,532      1,110     41,180     54,416        12,636

        ....         ....        ....        ....       ....       ....     11,597       ....          ....
        ....         ....        ....        ....       ....       ....     62,691       ....          ....
      26,258       18,974        ....        ....       ....       ....       ....       ....          ....
      26,482        1,204      67,823        ....       ....      2,946       ....      5,487          ....
      58,634        5,584        ....        ....       ....       ....       ....       ....          ....
      20,909        5,325      34,195         188       ....       ....       ....       ....          ....
       1,185          241        ....        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....       ....       ....       ....          ....
          72         ....      28,000        ....       ....       ....       ....      2,984           107
       1,808       20,745       2,306      15,638        610        173     25,487        852        14,967
-----------------------------------------------------------------------------------------------------------
     338,195       96,960     179,405      47,461     40,984      5,538    161,883    124,385        29,493
-----------------------------------------------------------------------------------------------------------


     249,522       72,895     624,020        ....       ....     27,627       ....      3,555          ....
      25,422        7,984     103,647        ....       ....       ....      2,895        298          ....
        ....         ....      52,839        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....      1,089       ....       ....        46,151
        ....         ....        ....        ....       ....       ....       ....       ....          ....
         367         ....      55,558        ....       ....       ....       ....     11,902            83
      19,078       40,379     165,517      73,616      1,475       ....     53,781        162         6,258
-----------------------------------------------------------------------------------------------------------
     294,389      121,258   1,001,581      73,616      1,475     28,716     56,676     15,917        52,492
-----------------------------------------------------------------------------------------------------------

     399,054      168,888   1,418,869        ....       ....       ....       ....       ....         4,601
       7,000         ....        ....        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....       ....       ....       ....          ....


        ....         ....        ....        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....       ....       ....     34,000


      57,881       19,780        ....        ....       ....       ....       ....       ....          ....


        ....         ....        ....       2,345       ....       ....       ....       ....          ....
     199,326       33,744     789,350        ....          5         55         20         20       207,400
        ....       36,294        ....   4,320,591        995    174,950       ....       ....          ....
        (143)        ....        ....        ....       ....       ....       ....       ....          ....
     225,764       73,072      72,088   2,341,703       ....    (71,722)      ....       ....      (108,952)
        ....         ....        ....      21,725       ....       ....       ....       ....          ....
        ....         ....        ....      45,449       ....       ....       ....       ....          ....
-----------------------------------------------------------------------------------------------------------
     482,828      162,890     861,438   6,640,915      1,000    103,283         20         20        98,448
-----------------------------------------------------------------------------------------------------------

$  1,521,466 $    549,996 $ 3,461,293 $ 6,761,992 $   43,459 $  137,537 $  218,579 $  174,322 $     185,034
===========================================================================================================


                        ENTERGY CORPORATION AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                           YEAR ENDED DECEMBER 31, 1996
                                  (IN THOUSANDS)

                                                              INTERCOMPANY
                                                              ELIMINATIONS
                                                                  AND         ENTERGY     ENTERGY      ENTERGY
              RETAINED EARNINGS                 CONSOLIDATED  ADJUSTMENTS     ARKANSAS      GULF     LOUISIANA
                                                                                           STATES
Retained Earnings, January 1, 1996            $    2,335,579 $   1,243,587  $  492,386  $  357,704  $    72,150

Add:
     Net Income (Loss)                               420,027       554,097     157,798      (3,887)     190,762
     Increase in Investment in subsidiary               ....            42          42        ....         ....
                                              -----------------------------------------------------------------
                      Total                        2,755,606     1,797,726     650,226     353,817      262,912
                                              -----------------------------------------------------------------

Deduct:
     Dividends declared on:
         Preferred and preference stock                 ....        67,626      16,110      28,336       17,412
         Common stock                                412,250       550,075     142,800        ....      179,200
     Capital stock and other expenses                  1,653         2,743        ....        ....        2,536
     Preferred and preference stock redemption          ....           169        ....         169         ....
     Common stock retirements                           ....          ....        ....        ....         ....
                                              -----------------------------------------------------------------
                      Total                          413,903       620,613     158,910      28,505      199,148
                                              -----------------------------------------------------------------
Retained Earnings, December 31, 1996          $    2,341,703 $   1,177,113  $  491,316  $  325,312  $    63,764
                                              =================================================================



    ENTERGY      ENTERGY      SYSTEM       ENTERGY     ENTERGY      ENTERGY      ENTERGY   SYSTEM      ENTERGY
  MISSISSIPPI  NEW ORLEANS   ENERGY      CORPORATION  OPERATIONS     POWER       SERVICES    FUELS    ENTERPRISES
                                                                                                      (unaudited)
$     231,463 $     81,261  $   85,920  $ 2,335,579  $      ....  $  (77,772) $     ....  $    ....  $   (67,387)


       79,211       26,776      98,668      420,027         ....       6,050        ....       ....      (41,565)
         ....         ....        ....         ....         ....        ....        ....       ....         ....
----------------------------------------------------------------------------------------------------------------
      310,674      108,037     184,588    2,755,606         ....     (71,722)       ....       ....     (108,952)
----------------------------------------------------------------------------------------------------------------




        4,803          965        ....         ....         ....        ....        ....       ....         ....
       79,900       34,000     112,500      412,250         ....        ....        ....       ....         ....
          207         ....        ....        1,653         ....        ....        ....       ....         ....
         ....         ....        ....         ....         ....        ....        ....       ....         ....
         ....         ....        ....         ....         ....        ....        ....       ....         ....
----------------------------------------------------------------------------------------------------------------
       84,910       34,965     112,500      413,903         ....        ....        ....       ....         ....
----------------------------------------------------------------------------------------------------------------


$     225,764 $     73,072  $   72,088  $ 2,341,703  $      ....  $  (71,722) $     ....  $    ....  $  (108,952)
================================================================================================================

                                    ENTERGY GULF STATES, INC. AND SUBSIDIARIES
                                        CONSOLIDATING STATEMENT OF INCOME (LOSS)
                                               YEAR ENDED DECEMBER 31, 1996
                                                      (In Thousands)


                                                     INTERCOMPANY
                                                     ELIMINATIONS
                                                         AND        ENTERGY                 Southern
                                       CONSOLIDATED  ADJUSTMENTS  GULF STATES    GSG&T        Gulf        Varibus        POG
                                                                  (unaudited) (unaudited)  (unaudited)  (unaudited)  (unaudited)
Operating Revenues:
     Electric                           $1,925,988    $3,716       $1,925,988   $3,716        $....        $....        $....
     Natural gas                            34,050      ....           34,050     ....         ....         ....         ....
     Steam products                         59,143      ....           59,143     ....         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----
                      Total              2,019,181     3,716        2,019,181    3,716         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----
Operating Expenses:
     Operation:
         Fuel for electric generation
               and fuel-related expenses   520,065      ....          520,065     ....         ....         ....         ....
         Purchased power                   295,960      ....          295,960     ....         ....         ....         ....
         Nuclear refueling outage expenses   8,660      ....            8,660     ....         ....         ....         ....
         Other operation and maintenance   402,719     3,716          406,397       38         ....         ....         ....
     Depreciation and decommissioning      206,070      ....          204,556    1,514         ....         ....         ....
     Taxes other than income taxes         102,170      ....          102,170     ....         ....         ....         ....
     Amortization of rate deferrals         71,639      ....           71,639     ....         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----
                      Total              1,607,283     3,716        1,609,447    1,552         ....         ....            0
                                        ----------    ------       ----------   ------        -----        -----        -----
Operating Income                           411,898      ....          409,734    2,164         ....         ....            0
                                        ----------    ------       ----------   ------        -----        -----        -----


Other Income:
Allowance for equity funds used during
         construction                        2,618      ....            2,618     ....         ....         ....         ....
Write-off of River Bend rate deferrals    (194,498)                  (194,498)
     Miscellaneous - net                    69,841     2,380           71,312     ....           49          717          143
                                        ----------    ------       ----------   ------        -----        -----        -----
                      Total               (122,039)    2,380         (120,568)    ....           49          717          143
                                        ----------    ------       ----------   ------        -----        -----        -----

Interest and Other Charges:
     Interest on long-term debt            181,071     1,086          181,071      977          109         ....         ....
     Other interest - net                   12,819      ....           12,819     ....         ....         ....         ....
Allowance for borrowed funds used
         during construction                (2,235)     ....           (2,235)    ....         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----
                      Total                191,655     1,086          191,655      977          109         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----

Income Before Income Taxes                  98,204     1,294           97,511    1,187          (60)         717          143

Income Taxes                               102,091      ....          101,398      411          (21)         253           50
                                        ----------    ------       ----------   ------        -----        -----        -----

Net income (loss)                           (3,887)    1,294           (3,887)     776          (39)         464           93

Preferred and preference dividend
         requirements                       28,505      ....           28,505     ....         ....         ....         ....

                                        ----------    ------       ----------   ------        -----        -----        -----
Earnings (loss) applicable to
         common stock                   $  (32,392)   $1,294       $  (32,392)  $  776        $ (39)       $ 464        $  93
                                        ==========    ======       ==========   ======        =====        =====        =====




                                     ENTERGY GULF STATES, INC. AND SUBSIDIARIES
                                        CONSOLIDATING STATEMENT OF CASH FLOWS
                                           YEAR ENDED DECEMBER 31, 1996
                                                  (In Thousands)

                                                     INTERCOMPANY
                                                     ELIMINATIONS
                                                         AND        ENTERGY                 Southern
                                       CONSOLIDATED  ADJUSTMENTS  GULF STATES    GSG&T        Gulf        Varibus        POG
                                                                  (unaudited) (unaudited)  (unaudited)  (unaudited)  (unaudited)




OPERATING ACTIVITIES:
Net Income (loss)                        $  (3,887)   $1,295         $ (3,887) $   777      $   (39)     $   464       $   93
Noncash items included in
   net income (loss)
     Write-off of River Bend rate          194,498      ....          194,498     ....         ....         ....         ....
        deferrals
     Change in rate deferrals               72,597      ....           72,597     ....         ....         ....         ....
     Depreciation and decommissioning      206,070      ....          204,556    1,514         ....         ....         ....
     Deferred income taxes and
        investment tax credits             101,380      ....          101,380     ....         ....         ....         ....
     Allowance for equity funds used
        during construction                 (2,618)     ....           (2,618)    ....         ....         ....         ....
Changes in working capital:
     Receivables                             3,691      (228)           3,230       39          (21)         166           50
     Fuel inventory                        (12,868)     ....          (12,868)    ....         ....         ....         ....
     Accounts payable                      (26,706)      228          (26,814)    ....           78          258         ....
     Taxes  accrued                         (1,266)     ....           (1,677)     411         ....         ....         ....
      Interest accrued                      (7,186)       69           (7,186)    (243)         312         ....         ....
     Other working capital accounts       (139,124)      (69)        (139,206)    ....         ....            8            5
Change in decommissioning trust             (5,922)     ....           (5,922)    ....         ....         ....         ....
Other                                      (56,304)    2,170          (47,183)      (1)      (7,365)         415         ....
                                        ----------    ------       ----------   ------        -----        -----        -----
Net cash flow provided (used) by
  operating activities                     322,355     3,465          328,900    2,497       (7,035)       1,311          148
                                        ----------    ------       ----------   ------        -----        -----        -----


INVESTING ACTIVITIES:
Construction expenditures                 (154,993)     ....         (154,993)    ....         ....         ....         ....
Allowance for equity funds
  used during construction                   2,618      ....            2,618     ....         ....         ....         ....
Nuclear fuel sales (expenditures) - net    (25,124)     ....          (25,124)    ....         ....         ....         ....
Proceeds from sale/leaseback of
 nuclear fuel                               26,523      ....           26,523     ....         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----
Net cash flow used by investing
 activities                               (150,976)     ....         (150,976)    ....         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----

FINANCING ACTIVITIES:
  Proceeds from issuance of
   other long-term debt                        780     6,000              780     ....        6,000         ....         ....
Retirement of long-term debt              (245,842)   (2,535)        (245,842)  (2,535)        ....         ....         ....
Redemption of preferred stock              (10,179)     ....          (10,179)    ....         ....         ....         ....
Dividends paid:
     Common stock                             ....      ....             ....     ....         ....         ....         ....
     Preferred stock                       (28,336)     ....          (28,336)    ....         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----

Net cash flow used by financing
  activities                              (283,577)    3,465         (283,577)  (2,535)       6,000         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----

Net increase (decrease) in cash and
  cash equivalents                        (112,198)     ....         (112,584)     (38)      (1,035)       1,311          148

Cash and cash equivalents at
  beginning of year                        234,604      ....          217,568       74        1,953       12,061        2,948
                                        ----------    ------       ----------   ------        -----        -----        -----
Cash and cash equivalents at end of
  year                                   $ 122,406    $ ....         $104,984  $    36      $   918      $13,372       $3,096
                                        ==========    ======       ==========   ======        =====        =====        =====








                                     ENTERGY GULF STATES, INC. AND SUBSIDIARIES
                                                 CONSOLIDATING BALANCE SHEET
                                                       DECEMBER 31,1996
                                                        (In Thousands)



                                                     INTERCOMPANY
                                                     ELIMINATIONS
                                                         AND        ENTERGY                 Southern
                                       CONSOLIDATED  ADJUSTMENTS  GULF STATES    GSG&T        Gulf        Varibus        POG
                                                                  (unaudited) (unaudited)  (unaudited)  (unaudited)  (unaudited)


        ASSETS

Current Assets:
     Cash and cash equivalents:
         Cash                           $    6,573   $  ....       $    4,632  $    36      $   918     $    971       $   16
         Temporary cash investments
           Associated companies             45,234      ....           45,234     ....         ....         ....         ....
           Other                            70,599      ....           55,118     ....         ....       12,401        3,080
                                        ----------    ------       ----------   ------        -----        -----        -----
            Total cash and cash
             equivalents                   122,406      ....          104,984       36          918       13,372        3,096


Notes receivable associated
 companies                                    ....    19,235           19,235     ....         ....         ....         ....
Accounts receivable:
  Customer                                  89,883      ....           89,566     ....         ....          317         ....
  Allowance for doubtful
   accounts                                 (2,000)     ....           (2,000)    ....         ....         ....         ....
  Associated companies                       2,777     6,100            6,256    1,882           42         ....          697
  Other                                     30,758      ....           30,758     ....         ....         ....         ....
  Accrued unbilled revenues                 75,351      ....           75,351     ....         ....         ....         ....
Deferred fuel  costs                        99,503      ....           99,503     ....         ....         ....         ....
Accumulated deferred income taxes           56,714      ....           46,763     ....            2        9,118          831
Fuel inventory                              45,009      ....           45,009     ....         ....         ....         ....
Materials and supplies - at
 average cost                               86,157      ....           86,157     ....         ....         ....         ....
Rate deferrals                             105,456      ....          105,456     ....         ....         ....         ....
Prepayments and other                       16,321       793           17,114     ....         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----

               Total                       728,335    26,128          724,152    1,918          962       22,807        4,624
                                        ----------    ------       ----------   ------        -----        -----        -----



Other Property and Investments:
     Nonutility subsidiary companies          ....    35,909           35,909     ....         ....         ....         ....
     Decommissioning trust funds            41,983      ....           41,983     ....         ....         ....         ....
     Other                                  38,358      ....           26,648        5        9,724        1,981         ....
                                        ----------    ------       ----------   ------        -----        -----        -----

               Total                        80,341    35,909          104,540        5        9,724        1,981         ....
                                        ----------    ------       ----------   ------        -----        -----        -----


Utility Plant:
     Electric                           $7,112,021   $  ....       $7,048,103  $63,918      $  ....      $  ....       $ ....
     Property under capital
      leases - electric                     72,800      ....           72,800     ....         ....         ....         ....
     Natural gas                            45,443      ....           45,443     ....         ....         ....         ....
     Steam products                         81,743      ....           81,743     ....         ....         ....         ....
     Construction work in progress         112,137      ....          112,137     ....         ....         ....         ....
     Nuclear fuel under capital leases      49,833      ....           49,833     ....         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----
               Total                     7,473,977      ....        7,410,059   63,918         ....         ....         ....
     Less - Accumulated depreciation
      and amortization                   2,846,083      ....        2,802,472   43,611         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----

          Utility plant - net            4,627,894      ....        4,607,587   20,307         ....         ....         ....
                                        ----------    ------       ----------   ------        -----        -----        -----


Deferred Debits and Other Assets:
     Regulatory assets:
       Rate deferrals                      120,158      ....          120,158     ....         ....         ....         ....
       SFAS 109 regulatory asset - net     372,817      ....          372,817     ....         ....         ....         ....
       Unamortized loss on
        reacquired debt                     54,761      ....           54,761     ....         ....         ....         ....
       Other regulatory assets              45,139      ....           45,139     ....         ....         ....         ....
     Long-term receivables                 216,082      ....          216,082     ....         ....         ....         ....
     Other                                 185,921      ....          185,921     ....         ....         ....         ....
                                        ----------   -------       ----------  -------      -------      -------       ------

               Total                       994,878      ....          994,878     ....         ....         ....         ....
                                        ----------   -------       ----------  -------      -------      -------       ------
                  Total                 $6,431,448   $62,037       $6,431,156  $22,231      $10,686      $24,788       $4,624
                                        ==========   =======       ==========  =======      =======      =======       ======




                                     ENTERGY GULF STATES, INC. AND SUBSIDIARIES
                                                 CONSOLIDATING BALANCE SHEET
                                                       DECEMBER 31,1996
                                                        (In Thousands)



                                                     INTERCOMPANY
                                                     ELIMINATIONS
                                                         AND        ENTERGY                 Southern
                                       CONSOLIDATED  ADJUSTMENTS  GULF STATES    GSG&T        Gulf        Varibus        POG
                                                                  (unaudited) (unaudited)  (unaudited)  (unaudited)  (unaudited)



       CAPITALIZATION AND LIABILITIES

Current Liabilities:
    Currently maturing long-term debt   $  160,865   $  ....       $  160,865    $ ....     $  ....     $   ....     $   ....
    Notes payable associated companies        ....    19,235             ....     8,985      10,250         ....         ....
     Accounts payable:
            Associated companies            55,630     6,100           58,270      ....          38        3,422         ....
            Other                           85,541      ....           85,433      ....          60         ....           48
     Customer deposits                      25,572      ....           25,572      ....        ....         ....         ....
     Taxes accrued                          36,147      ....           33,323     2,824        ....         ....         ....
     Interest accrued                       49,651       793           49,651       374         419         ....         ....
     Nuclear refueling reserve              12,354      ....           12,354      ....        ....         ....         ....
     Obligations under capital leases       39,110      ....           39,110      ....        ....         ....         ....
     Reserve for rate refund                  ....      ....             ....      ....        ....         ....         ....
     Other                                  18,186      ....           18,186      ....        ....         ....         ....
                                        ----------   -------       ----------   -------     -------      -------       ------
                      Total                483,056    26,128          482,764    12,183      10,767        3,422           48
                                        ----------   -------       ----------   -------     -------      -------       ------

Deferred Credits:
     Accumulated deferred income taxes   1,200,935      ....        1,200,935      ....        ....         ....         ....
Accumulated deferred investment
 tax credits                               219,188      ....          219,188      ....        ....         ....         ....
     Deferred River Bend finance charges    33,688      ....           33,688      ....        ....         ....         ....
     Obligations under capital leases       83,524      ....           83,524      ....        ....         ....         ....
     Other                                 539,752      ....          539,752      ....        ....         ....         ....
                                        ----------   -------       ----------   -------     -------      -------       ------
                      Total              2,077,087      ....        2,077,087      ....        ....         ....         ....
                                        ----------   -------       ----------   -------     -------      -------       ------


Capitalization:
Common stock, no par value, authorized
200,000,000 shares; issued
and outstanding
    100 shares in 1996 and 1995            114,055      ....          114,055      ....        ....         ....         ....
     Common stock of subsidiaries             ....       138             ....        25           1          100           12
     Paid in capital                     1,152,689    88,335        1,152,689     5,273        ....       40,466       42,596
     Capital stock expense and other          ....      ....             ....      ....        ....         ....         ....
     Retained earnings                     325,312   (52,564)         325,312     4,750         (82)     (19,200)     (38,032)
                                        ----------   -------       ----------   -------     -------      -------       ------
Total common shareholders' equity        1,592,056    35,909        1,592,056    10,048         (81)      21,366        4,576
Subsidiary's preference stock              150,000      ....          150,000      ....        ....         ....         ....
Subsidiaries' preferred stock:
    Without sinking fund                   136,444      ....          136,444      ....        ....         ....         ....
    With sinking fund                       77,459      ....           77,459      ....        ....         ....         ....
Long-term debt                           1,915,346      ....        1,915,346      ....        ....         ....         ....
                                        ----------   -------       ----------   -------     -------      -------       ------
          Total Capitalization           3,871,305    35,909        3,871,305    10,048         (81)      21,366        4,576
                                        ----------   -------       ----------   -------     -------      -------       ------
                     Total              $6,431,448   $62,037       $6,431,156   $22,231     $10,686     $ 24,788     $  4,624
                                        ==========   =======       ==========   =======     =======     ========     ========



                               ENTERGY GULF STATES, INC. AND SUBSIDIARIES
                              CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                        YEAR ENDED DECEMBER 31, 1996
                                                (IN THOUSANDS)



                                                     INTERCOMPANY
                                                     ELIMINATIONS
                                                         AND        ENTERGY                 Southern
                                       CONSOLIDATED  ADJUSTMENTS  GULF STATES    GSG&T        Gulf        Varibus        POG
                                                                  (unaudited) (unaudited)  (unaudited)  (unaudited)  (unaudited)


            RETAINED EARNINGS
Retained Earnings, January 1, 1996        $357,704  $(53,859)     $357,704      $3,973       $  (43)    $(19,664)    $(38,125)


Add:
     Net Income (Loss)                      (3,887)    1,295        (3,887)        777          (39)         464           93
                                        ----------   -------    ----------     -------      -------      -------     --------
                Total                      353,817   (52,564)      353,817       4,750          (82)     (19,200)     (38,032)
                                        ----------   -------    ----------     -------      -------      -------     --------


Deduct:
     Dividends declared on:
     Preferred and preference stock         28,336      ....        28,336        ....         ....         ....         ....
         Common stock                         ....      ....          ....        ....         ....         ....         ....
       Capital stock and other expenses        169      ....           169        ....         ....         ....         ....
                                        ----------  --------    ----------     -------      -------      -------     --------
                Total                       28,505      ....        28,505        ....         ....         ....         ....

                                        ----------  --------    ----------     -------      -------      -------     --------
Retained Earnings, December 31, 1996      $325,312  $(52,564)     $325,312      $4,750       $  (82)    $(19,200)    $(38,032)
                                        ==========  ========    ==========     =======      =======     ========     =========



                            THE ARKLAHOMA CORPORATIONS
                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                     YEARS ENDED NOVEMBER 30, 1996 AND 1995
                                  (IN THOUSANDS)



                                              1996       1995

Revenues - Interest income                     $9         $25
                                            -----       -----

Expenses - Administrative and general           7           6
          - Other                               1           1
                                            -----       -----
           Total                                8           7

           Income before Federal
             and state income taxes             1          18


Federal and state income taxes                  -           2
                                            -----       -----

Income before Cumulative Effect of a            1          16
 Change in Accounting for Income Taxes


Cumulative Effect of a Change in
 Accounting for Income Taxes                    -           -
                                            -----       -----
                   Net Income                   1          16
                                            -----       -----
Retained Earnings - beginning of year         305         579


Less: Dividends Declared                        -        (290)

Retained Earnings - end of year              $306        $305
                                            =====       ====

The accompanying notes to financial statements are an integral part of these statements.

                         THE ARKLAHOMA CORPORATION
                         STATEMENTS OF CASH FLOWS
                   YEARS ENDED NOVEMBER 30, 1996 and 1995
                              (IN THOUSANDS)




                                              1996       1995
OPERATING ACTIVITIES:

     Net Income                                 $1        $16
     Cumulative effect of a Change in
      Accounting for Income Taxes                -          -
     Changes in working capital:
         Accounts receivable                    67        (18)
         Other current assets                    -          -
         Accounts payable                       74          2
         Dividends payable                    (290)       290
                                            ------     ------
              Net cash flow provided
               (used) by operating activities (148)       290
                                            ------     ------

FINANCING ACTIVITIES:

Cash dividends declared
   on common stock                               -       (290)
                                            ------     ------
Net increase (decrease) in cash
     and cash equivalents                     (148)         -

Cash and cash equivalents at
     beginning of year                         304        304
                                            ------     ------
Cash and cash equivalents at
     end of year                              $156       $304
                                            ======     ======


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     Cash paid (refunded) during the year
       for income taxes                         $3         $1
                                            ======     ======


The accompanying notes to financial statements are an integral part of these statements.

                               THE ARKLAHOMA CORPORATION
                                     BALANCE SHEETS
                               NOVEMBER 30, 1996 AND 1995
                                     (IN THOUSANDS)





                      ASSETS
                                                        1996              1995
Utility Plant:
     Electric plant in service - at cost               $2,562           $2,562
     Less - Accumulated depreciation                    2,249            2,249
                                                       ------           ------
     Utility Plant - Net                                  313              313
                                                       ------           ------

Current Assets:
     Cash and cash equivalents                            156              304
     Accounts receivable - associated companies            29               96
                                                       ------           ------
                      Total                               185              400
                                                       ------           ------
                          Total                          $498             $713
                                                       ======           ======



          CAPITALIZATION AND LIABILITIES

Capitalization:
     Common stock, $100 par value, authorized
         12,000 shares; issued and outstanding,
           500 shares                                     $50              $50
     Retained earnings                                    306              305
                                                       ------           ------
                      Total                               356              355
                                                       ------           ------

Current Liabilities:
         Other accounts payable                            82                8
         Dividends payable                                  -              290
                                                       ------           ------

                      Total                                82              298
                                                       ------           ------
Deferred Credits:
     Deferred Income Taxes (SFAS 109)                      60               60
                                                       ------           ------

                          Total                          $498             $713
                                                       ======           ======





The accompanying notes to financial statements are an integral part of these balance sheets.

                       THE ARKLAHOMA CORPORATION
                   NOTES TO THE FINANCIAL STATEMENTS
                      NOVEMBER 30, 1996 AND 1995


1.   OPERATIONS:

The Arklahoma Corporation's (the "Company") utility plant consists principally of transmission facilities which are being leased to its three stockholder companies from year to year. Pursuant to the terms of the lease agreement, the lessees have agreed to pay all operating costs, including maintenance, repairs, insurance and taxes assessed upon the properties. Such amounts totaled approximately $637,000 and $332,000 in fiscal years 1996 and 1995, respectively.

Under the terms of the current lease agreement, annual rentals have been discontinued but can be reinstated upon the agreement of the Company and the lessees.

During fiscal year 1996, OG&E sold 146 shares of Arklahoma common stock to Entergy (AP&L), (68 shares) and SWEPCO, (78 shares) respectively. As a result of the transaction, Entergy and SWEPCO own 238 shares (47.6%) each and OG&E owns 24 shares (4.8%).

2.   CASH AND CASH EQUIVALENTS:

For purposes of these financial statements, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are carried at cost which approximates market.

3.   UTILITY PLANT:

Through fiscal year 1980, depreciation was provided using a straight-line rate based on the electric plant's estimated composite service life of 33 years with a salvage value of 10%. The utility plant became fully depreciated for financial reporting purposes in fiscal year 1980, and no depreciation was provided in fiscal years 1981, 1982 or 1983. In 1984, the Company acquired additional property which was depreciated over the remaining term of the lease. For income tax reporting purposes, depreciation was calculated using a straight-line rate with no estimated salvage value and an estimated useful life extended to December 1988. All property was fully depreciated as of December 31, 1988.

4.   INCOME TAXES:

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement requires the liability method of accounting for income taxes. Under the liability method, the deferred tax liability, or asset, is determined based on the difference between the tax reporting and financial reporting bases of assets and liabilities The effect on deferred taxes of a change in tax rates will be recognized in income in the period of the enactment of the rate change.

Deferred income taxes resulted from temporary differences in financial versus tax bases of fixed assets. The net tax liability is reflected as a deferred income tax liability in the accompanying balance sheets.

The Company has an Oklahoma state net operating loss carryforward available to reduce future Oklahoma state income taxes payable. The carryforward as of November 30, 1996, is approximately $17,000 for book purposes and approximately $22,000 for tax return purposes, and begins to expire in 2002.

The Company has an Arkansas state net operating loss carryforward available to reduce future Arkansas state income taxes payable. The carryforward as of November 30, 1996, is approximately $1,000 for book and tax return purposes and begins to expire in 1997.

5.   CONTINGENCY:

The Company and each of its three stockholder companies were party to an action concerning an aircraft colliding into the Company's transmission line. In 1996, the case was settled in the amount of $30,000. The three stockholder companies were billed by the Company for reimbursement. Management expects payment from the stockholder companies in early 1997.